Vision | WORKING

Regeneron Annual Report 2007

Vision

Regeneron was founded on the principle that strong science and innovative technology could accelerate the development of new medicines. From the beginning, we assembled teams of talented scientists and challenged them to thoroughly understand the biology of diseases, develop new technology platforms, and discover and develop potential therapeutic candidates.

WORKING

Targeting serious medical conditions, we built a fully integrated biopharmaceutical company, with capabilities spanning all key competencies – research, development, manufacturing, and commercialization.

During the last 12 months, Regeneron's vision resulted in exciting breakthroughs on several fronts:

The FDA approved our first drug, ARCALYST™ (rilonacept) Injection for Subcutaneous Use for the treatment of Cryopyrin-Associated Periodic Syndromes (CAPS), including Familial Cold Auto-inflammatory Syndrome (FCAS) and Muckle-Wells Syndrome (MWS) in adults and children 12 and older. ARCALYST was designed, via our proprietary Trap platform, to be a specific blocker of an endogenous pro-inflammatory agent known as interleukin-1.

We entered into an unprecedented new global collaboration with sanofi-aventis that will enable us to more fully exploit the potential of our research capabilities and the *VelociSuite* of technologies – *VelociGene*, *VelociMouse*, *VelocImmune* and *VelociMab* – to discover, develop, manufacture, and commercialize fully human therapeutic antibodies.

The first antibody from this collaboration, REGN88, a fully human monoclonal antibody to the interleukin-6 receptor, generated via *VelocImmune* technology, entered clinical development in patients with rheumatoid arthritis.

Aflibercept, our VEGF Trap product candidate for oncology (designed to potently block VEGF via the Trap technology platform also used to generate ARCALYST), moved into Phase 3 trials in four different types of cancer.

Our VEGF Trap-Eye ophthalmology product candidate advanced into Phase 3 studies in the neovascular form of Age-related Macular Degeneration (wet AMD).

These major milestones are not the result of happenstance. Instead, they represent the ongoing realization of a corporate vision to focus on innovative medical research that has guided our company since its inception and will continue to guide us as we strive to discover, develop, and commercialize new medicines.

"CAPS is my body's response to changes in temperature. My flare-ups include hives that cover my entire body, headaches, tiredness, joint pain, and disabling eye pain."

- Patient from pivotal CAPS study of ARCALYST™ (rilonacept)
Marina, White Plains, NY

Targeting a heartbreaking disease.
Cryopyrin-Associated Periodic Syndromes, or CAPS, is a group of rare, inherited, auto-inflammatory diseases, including Familial Cold Auto-inflammatory Syndrome (FCAS) and Muckle-Wells Syndrome (MWS).

Patients with CAPS experience chronic, life-long symptoms (including rash, fever and chills, joint pain, eye redness and pain, and fatigue), punctuated by intermittent, disruptive exacerbations or flares which can be triggered at any time by exposure to cooling temperatures, stress, exercise, or other unknown stimuli. To avoid triggers that cause flares, patients often resort to a compromised lifestyle with limitations on everyday activities.

How ARCALYST works.
CAPS are generally caused by mutations in the NLRP-3 gene that controls the production of interleukin-1 (IL-1), a soluble protein secreted by certain cells in the body. In excess, IL-1 can be harmful and has been linked to a variety of inflammatory diseases. ARCALYST is an IL-1 inhibitor generated via our Trap technology and therefore initially called the IL-1 Trap. It attaches to and neutralizes IL-1 before it can attach to cell-surface receptors and generate signals that can trigger inflammation in body tissue. Once attached to ARCALYST, IL-1 cannot bind to the cell surface receptors and is eventually eliminated from the body. ARCALYST is delivered by weekly injection.

Working with patients.
Regeneron is committed to helping patients suffering from CAPS gain access to ARCALYST treatment. We have developed a variety of assistance programs called the *Regeneron ARC* (ARCALYST Resource Center). As part of the ARC program, we help patients find appropriate medical care from healthcare providers and work with physicians to help them diagnose and treat this rare disease. Through the ARC Program, we also provide assistance to CAPS patients in working with insurers and various patient assistance programs to facilitate access to therapy.

"Sometimes I have to just close my eyes and lie down, unable to continue with my day."





Steven Weinstein M.D., Ph.D.
Clinical Development

Mierette Stocker
Regulatory Affairs

Claudia Howard
Program Management

"Following the initiation of our ARCALYST clinical program in CAPS by our Translational Medicine group, I served as medical lead for late-stage ARCALYST clinical development. It was inspiring to see so many groups and individuals working together to bring this new drug to market. But the most exciting aspect for me has been hearing patient responses to the drug. It is gratifying to see the impact that our drug can have on the health and quality of life of patients suffering from this rare disease."

"I was the regulatory liaison to the FDA for the CAPS program. I've been working on this program since its inception in 2000, and when news of its approval came through I literally jumped for joy. This is why we're here – to develop and commercialize medicines for patients who need them. Now we've demonstrated that we have the resources, technology, and capabilities to do it."

"As program manager for ARCALYST, I coordinated Regeneron's cross-functional effort to support the Biologics License Application. Although the CAPS patient population is very small, the process of filing a BLA is just as complex as for a much larger indication. I'm so proud of what we accomplished. With ARCALYST, we proved we could bring a product from our research laboratories all the way through clinical development and to market."



Vision

We could use our Trap technology platform to create an effective inhibitor of interleukin-1 (IL-1) to treat specific inflammatory diseases.



WORKING

On February 27, 2008, the FDA approved ARCALYST™ (rilonacept) Injection for Subcutaneous Use for the treatment of Cryopyrin-Associated Periodic Syndromes (CAPS), a group of rare, but serious, life-long diseases.

CAPS may be just the beginning for ARCALYST. Regeneron is evaluating the potential use of ARCALYST in other conditions in which interleukin-1 may play a major role. In 2007, we initiated a Phase 2 safety and efficacy study of ARCALYST for the prevention of gout flares.

With the approval of ARCALYST for CAPS, Regeneron has become a fully integrated biopharmaceutical company. The approval represents a significant milestone for the company: we invented the Trap technology in our laboratories, applied it to IL-1 inhibition, and developed and commercialized our first drug product. It also provides validation that our novel Trap technology, also used to generate the VEGF Trap and the VEGF Trap-Eye, can produce effective biologic therapies.

Pictured:
Patient from pivotal CAPS study of ARCALYST
Marina, White Plains, NY



Vision

Pioneering new technologies could streamline target discovery and validation, and create a robust pipeline of fully human therapeutic antibodies.



WORKING

The first fully human antibody generated by the VelociSuite of technologies (including VelociGene®, VelociMouse™, VelocImmune® and VelociMab™) entered clinical trials in 2007.

Our *VelociSuite* of technologies improves our ability to determine the best targets for therapeutic intervention, and then rapidly generates high-quality fully human antibodies as drug candidates addressing these targets. *VelociGene®* and *VelociMouse™* are new high-throughput approaches for generating thousands of knockout and transgenic mouse models, which can be used to evaluate each gene of interest as a potential drug target. Once a gene has been validated for therapeutic intervention, our scientists use *VelocImmune®* and *VelociMab™* to rapidly generate high-quality, fully human antibody candidates. Using *VelociMab*, scientists screen for the antibodies with the most desirable characteristics and generate high-producing cell lines to manufacture these antibodies.

In 2007, vision became reality with the initiation of clinical trials in rheumatoid arthritis of an antibody to the interleukin-6 receptor (IL-6R). A second antibody against a novel angiogenesis target (Dll4) is slated to enter clinical development in mid-2008. These antibodies are being developed with sanofi-aventis as part of our global collaboration.

Our goal is to bring two to three new antibodies into clinical development each year.



Vision

Blocking angiogenesis through VEGF inhibition could starve tumors of the blood supply needed for them to grow, and provide a mechanism for treating cancer.



WORKING

Four Phase 3 trials are underway evaluating aflibercept (VEGF Trap) in multiple cancer indications.

Tumor growth requires the development of new blood vessels, or angiogenesis, to provide oxygen and nutrients. Blocking Vascular Endothelial Growth Factor (VEGF) is the best validated anti-angiogenesis approach in cancer, and was recognized at an early stage by the Regeneron oncology team as an important target for therapeutic intervention in solid tumors. Using our proprietary Trap technology (which we also used to develop ARCALYST™ (rilonacept), initially termed IL-1 Trap), Regeneron developed aflibercept (VEGF Trap), an anti-angiogenesis agent that is designed to bind and neutralize VEGF, thereby inhibiting the growth of blood vessels in tumors in numerous types of cancers.

Together with sanofi-aventis, we are conducting pivotal Phase 3 trials that combine aflibercept with standard chemotherapy regimens in second-line metastatic colorectal cancer, first-line metastatic pancreatic cancer, first-line metastatic androgen independent prostate cancer, and second-line metastatic non-small cell lung cancer. A Phase 2 trial is studying aflibercept for the treatment of symptomatic malignant ascites in women with ovarian cancer. In addition, the National Cancer Institute is sponsoring more than 15 studies evaluating aflibercept as a single agent or in combination with chemotherapy regimens in a variety of cancer indications.



Vision

Inhibiting blood vessel growth and abnormal vessel leakage in the eye could help restore vision in patients with certain serious eye disorders.



WORKING

The large Phase 3 program of VEGF Trap-Eye is enrolling patients with the neovascular form of Age-related Macular Degeneration (wet AMD).

Blocking the activity of Vascular Endothelial Growth Factor (VEGF) in the eye can prevent abnormal blood vessel growth and vascular leakage associated with eye diseases such as wet AMD, the leading cause of blindness for people over the age of 65 in the U.S. and Europe. The VEGF Trap-Eye is a form of aflibercept that has been formulated for use by direct injection into the eye. We are developing VEGF Trap-Eye in collaboration with Bayer HealthCare.

Regeneron is conducting a 1,200 patient Phase 3 clinical trial of VEGF Trap-Eye in wet AMD in North America. Bayer HealthCare is initiating a Phase 3 wet AMD trial that will enroll 1,200 patients outside North America. Both trials are comparing treatment with VEGF Trap-Eye at various dose regimens to treatment with ranibizumab, the current standard of care.

Envisioning the Future

Over the past twelve months, we received FDA approval to market our first product, advanced our lead product candidates into late-stage development, and initiated a sweeping new antibody collaboration. Yet what excites us most is the future:

- Full commercialization of ARCALYST™ (rilonacept) for patients who suffer from CAPS
- Continued clinical evaluation of rilonacept in inflammatory diseases, including gout
- Enrollment of thousands of new patients in our late-stage aflibercept oncology trials
- Expanding the global Phase 3 VEGF Trap-Eye ophthalmology program to patients in North America, Europe, Asia, and Latin America
- Discovering and validating genes as drug targets, and then using *VelocImmune®* to generate antibodies to these targets
- Advancing 2 to 3 new fully human monoclonal antibodies into clinical development each year

With an innovative new product on the market and a robust pipeline that includes two late-stage product candidates addressing large markets, we are looking forward to continued progress that will help us meet our goal of commercializing important new medicines for patients suffering from serious diseases.

Phase 1 | *Phase 2* | *Phase 3* | *Marketed*

ARCALYST™ (rilonacept)

CAPS

Gout

VEGF Trap-Eye

Wet age-related macular degeneration

Aflibercept (VEGF Trap)

Metastatic prostate cancer

Metastatic non-small cell lung cancer

Metastatic colorectal cancer

Metastatic pancreatic cancer

Other indications

REGN88 (IL-6R antibody)

Rheumatoid arthritis



Research

Since its inception, Regeneron has been committed to the principle that strong science coupled with empowering new technology platforms could accelerate the effort to develop a large, diverse, and risk-balanced, development pipeline. Our *VelociSuite* of technologies (including *VelociGene*®, *VelociMouse*,™ *VelocImmune*,® and *VelociMab*™) greatly increases the efficiency of progressing from early discovery through drug candidate generation. Our scientists use these technologies to evaluate hundreds of new targets each year, and generate fully human therapeutic antibody candidates, resulting in a robust antibody pipeline.



Development

Regeneron has put in place an organizational structure to manage our growing pipeline. A translational medicine group was established to rapidly assess the potential of new product candidates and design and initiate first-in-human clinical trials. Other groups in our clinical development department oversee the next stages of drug development through registration. These groups have additional support from our regulatory group, responsible for coordinating interactions with the U.S. Food and Drug Administration and other regulatory agencies. Our Medical Affairs group acts as a liaison between Regeneron and external constituencies of physicians, clinicians, and patients.



Manufacturing

Our large-scale biologics manufacturing operations are located in Rensselaer, New York. With over 300,000 square feet of space, the Rensselaer site houses our Industrial Operations and Product Supply (IOPS) function and our clinical and commercial scale bioreactors (up to 10,000 liters). Operating under current Good Manufacturing Practice (cGMP) conditions, IOPS manufactures ARCALYST™ (rilonacept), our first FDA approved drug, and product for our growing clinical development program. To date, this facility has manufactured investigational drugs used by several thousand patients in clinical trials.



Commercialization

With the FDA approval of ARCALYST, Regeneron has moved into an exciting new chapter in our corporate history. We are now focused on bringing ARCALYST to CAPS patients who suffer from this debilitating disease. Our expanded commercial group is implementing our commercialization strategy, including disease awareness, marketing, patient advocacy, and customer service activities. The commercial group also provides input into the decision-making process on target and disease selection for our clinical development programs.



Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer



P. Roy Vagelos, M.D.
Chairman of the Board



George Yancopoulos, M.D., Ph.D.
Executive Vice President, Chief Scientific Officer
and President, Regeneron Research Laboratories

Dear Shareholders, For Regeneron, the past twelve months have been among the most eventful, exciting, and productive in our history.

Recently, we received FDA approval for ARCALYST™ (rilonacept), our first marketed product, which was designed using our proprietary Trap technology platform to specifically block interleukin-1 (IL-1), and was thus initially called the IL-1 Trap. We established a groundbreaking collaboration with sanofi-aventis that will help us exploit the immense potential of our drug discovery and therapeutic antibody development capabilities, which include our proprietary new technology platform for generating fully human antibodies, termed *VelocImmune*® Jump-starting this important new collaboration, we recently initiated our first clinical program testing a fully human antibody generated via *VelocImmune* technology. In our oncology collaboration with sanofi-aventis, we advanced aflibercept (VEGF Trap) into four Phase 3 clinical trials, and in our ophthalmology collaboration with Bayer HealthCare, we advanced VEGF Trap-Eye into Phase 3 clinical trials. Any one of these events on its own would have made this an outstanding year for our company. Together, they represent a significant leap forward, establishing a stronger and higher foundation on which to build a successful and sustainable biopharmaceutical company.

Let's begin with ARCALYST. On February 27th of this year, the FDA granted marketing approval for ARCALYST™ (rilonacept) Injection for Subcutaneous Use for the treatment of Cyropyrin-Associated Periodic Syndromes (CAPS), including Familial Cold Autoinflammatory Syndrome (FCAS) and Muckle-Wells Syndrome (MWS) in adults and children 12 and older. This was very exciting news for us and for patients suffering from CAPS. We wish each of our shareholders could have been at our offices that afternoon. Pride and joy were evident on the face of every one of our colleagues: Pride, because of the hard work and ingenuity that went into discovering and developing this unique medicine. Joy, because of the relief our medicine can bring to CAPS patients who have suffered life-long, debilitating symptoms that interfere with their ability to participate in everyday work, family, and social activities.

For patients, the approval of ARCALYST is particularly welcome because it is the only therapy approved for CAPS, a group of rare, inherited, auto-inflammatory diseases characterized by life-long, recurrent symptoms of rash, fever and chills, joint pain, eye redness and pain, and fatigue. Intermittent, disruptive exacerbations or flares can be triggered at any time by exposure to cooling temperatures, stress, exercise, or other stimuli. We have had the opportunity to meet patients diagnosed with CAPS, and their stories paint a clear picture of how this disease can affect their lives - and how ARCALYST can provide relief. During clinical trials, patients treated with ARCALYST experienced a significant improvement in their overall disease symptom scores. These improvements were sustained over time with continued ARCALYST treatment. The most commonly reported adverse reactions reported with ARCALYST were injection site reaction and upper respiratory tract infection. Full product and safety information is available at www.ARCALYST.com.

The launch of ARCALYST represents validation of our ability to discover, develop, manufacture, and commercialize novel therapeutics that meet unmet medical needs. What's more, although CAPS is a very rare orphan disease that is estimated to affect only several hundred people in the United States, Regeneron continues to evaluate the potential use of rilonacept in other indications in which interleukin-1 is believed to play a key role, such as gout.

A groundbreaking collaboration involving *VelocImmune*®

Another exciting event for our company was the November 2007 global collaboration with sanofi-aventis to discover, develop, and commercialize fully human monoclonal antibodies. This groundbreaking collaboration validates the potential of our research capabilities and innovative technologies to add significantly to the future development pipelines of both companies. Sanofi-aventis' funding and expertise will help us translate our research efforts into antibody product candidates on a much broader scale than we could ever do alone. We've long believed that our strong research capabilities and *VelociSuite* of technologies (which include *VelociGene*,® *VelociMouse*,™ and *VelociMab*™ in addition to *VelocImmune*®) had the potential to transform Regeneron – and, potentially, the health and healthcare of millions of people worldwide. Now we have the resources to begin to make this happen.

To understand the sweeping significance of this collaboration for Regeneron, it's important to understand its key components. As part of the collaboration, sanofi-aventis made an $85 million upfront payment to Regeneron and agreed to fund up to $475 million of research and preclinical development over the next five years. Sanofi-aventis has the exclusive option to co-develop with Regeneron each antibody candidate that emerges from the collaboration. If sanofi-aventis chooses to co-develop the antibody with us, they will fund all development costs up front through the first successful Phase 3 trial. Following commercialization, Regeneron and sanofi-aventis will share future profits from sales of collaboration antibodies. At that time, we will reimburse sanofi-aventis for half of the development costs that they funded from our share of the profits. If sanofi-aventis elects not to co-develop an antibody with us, we retain exclusive rights to develop and commercialize the antibody and will pay sanofi-aventis a single digit royalty on sales of such an antibody.

Clearly, this is a very important strategic collaboration for both companies. It is particularly important today because antibodies are playing a growing and increasingly important role in pharmaceutical development. The 23 antibody-based therapies currently on the market generated an estimated $32 billion of sales in the U.S. in 2007.

We began reaping the benefits of this collaboration right out of the gate. At the end of last year, we initiated our first clinical trial of a therapeutic antibody: REGN88, a fully human antibody to the interleukin-6 receptor (IL-6R) that is being evaluated in patients with rheumatoid arthritis. The second antibody scheduled to enter clinical trials under the collaboration is a fully human antibody to Delta-like ligand-4 (Dll4), a novel anti-angiogenesis agent that currently is slated to start clinical development in mid-2008. We and sanofi-aventis plan to advance two to three antibody product candidates into clinical trials each year beginning this year.

Thus, the collaboration with sanofi-aventis will enable us to bring promising new candidates into and through our pipeline at an accelerated pace. It also relieves us of much of the financial obligations incurred by biopharmaceutical companies with multiple drug candidates in development. As with our first drug approval, we wish each of our shareholders could visit our facilities and sense the spirit of enthusiasm and commitment that pervades our labs, manufacturing plant, and offices as we begin this important collaboration. Our people are excited by the opportunity to apply their creative talents and collaborate with their counterparts at sanofi-aventis to build a new pipeline of drug candidates for important diseases and disorders with unmet medical needs.

VelocImmune® Licenses.

In 2007, Regeneron entered into non-exclusive license agreements with AstraZeneca and Astellas to allow those companies to utilize the *VelocImmune* technology in their internal research programs to discover human monoclonal antibody products. The licensing agreements highlight the acceptance of the *VelocImmune* technology as an emerging new standard for the development of fully human antibodies. Regeneron is also considering exploring additional license agreements.

Oncology and ophthalmology.

The excitement surrounding ARCALYST™ (rilonacept) and the sanofi-aventis antibody collaboration should not obscure the great progress we made in 2007 with our two lead development candidates. In 2007, we achieved our goal of accelerating the progress of our oncology program. We now have more than 20 clinical trials underway of aflibercept, our VEGF (Vascular Endothelial Growth Factor) inhibitor, including four

Phase 3 clinical trials in patients with metastatic hormone-resistant prostate cancer, metastatic non-small cell lung cancer, metastatic colorectal cancer, and metastatic pancreatic cancer. These four trials are expected to enroll a total of almost 4,000 patients, and additional trials are being planned. We and sanofi-aventis also have on-going Phase 1 and Phase 2 trials in a variety of solid tumors plus a trial in symptomatic malignant ascites in women with ovarian cancer In addition, the National Cancer Institute (NCI) is sponsoring more than fifteen studies with aflibercept. In total, more than 1,000 patients have already participated in clinical trials with aflibercept, and many more will soon join them.

Our VEGF Trap-Eye ophthalmology program, which is being conducted in collaboration with Bayer HealthCare, also made significant progress over the past year. Our pre-clinical and Phase 2 clinical data suggest that our VEGF Trap-Eye may offer an efficacy advantage or require less frequent dosing compared with the current standard of care for the treatment of the neovascular form of Age-related Macular Degeneration (wet AMD). The VEGF Trap-Eye currently is in Phase 3 clinical development for wet AMD. The first Phase 3 study, which we are conducting, is enrolling 1,200 patients in more than 200 sites in North America. Bayer HealthCare is initiating a second Phase 3 wet AMD trial. This study will enroll approximately 1,200 patients in up to 200 centers in Europe, Asia, and Latin America. Regeneron retains exclusive rights to the VEGF Trap-Eye in the United States and will share profits with Bayer HealthCare from the commercialization of VEGF Trap-Eye outside the United States.

Financial strength.

We move forward from a very strong financial position. At year-end 2007, we had nearly $850 million in cash and securities. Moreover, with almost 100 percent of our oncology and antibody programs funded by sanofi-aventis, almost 50 percent of our ophthalmology program funded by Bayer HealthCare, and annual fees from our *VelocImmune*® licenses, we will be able to significantly leverage our own investment in our research and development programs without a corresponding increase in our net cash usage.

Looking ahead.

We fully expect 2008 to be another important year for Regeneron as we record progress in all areas of the company. With the initiation of research under the sanofi-aventis antibody collaboration, the progress in enrolling patients in each of our ongoing late stage clinical programs, and the commercial launch of ARCALYST™ (rilonacept), Regeneron has already made great headway in the first half of 2008. We expect this momentum to continue as our colleagues here at Regeneron apply their collective talents and enthusiasm to build upon this strong foundation and remain focused on bringing important new therapeutics to patients.







Corporate Information

Common Stock and Related Matters
Our Common Stock is quoted on The Nasdaq Stock Market under the symbol "REGN." Our Class A Stock, par value $.001 per share, is not publicly quoted or traded.

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock as reported by The Nasdaq Stock Market.

2006	High	Low
First Quarter	$18.00	$14.35
Second Quarter	16.69	10.97
Third Quarter	17.00	10.88
Fourth Quarter	24.85	15.27
2007		
First Quarter	$22.84	$17.87
Second Quarter	28.74	17.55
Third Quarter	21.78	13.55
Fourth Quarter	24.90	16.77

As of April 15, 2008, there were 511 shareholders of record of our Common Stock and 42 shareholders of record of our Class A Stock. The closing bid price for the Common Stock on that date was $18.23.

We have never paid cash dividends and do not anticipate paying any in the foreseeable future.

Corporate Office
777 Old Saw Mill River Road
Tarrytown, NY 10591-6707
(914) 345-7400

SEC Form 10-K
A copy of our annual report to the Securities and Exchange Commission on Form 10-K is available without charge from the Regeneron Investor Relations Department.

Annual Meeting
The Annual Meeting will be held on Friday, June 13, 2008 at 10:30 a.m. at the Westchester Marriott Hotel, 670 White Plains Road, Tarrytown, NY 10591.

Shareholders' Inquiries
Inquiries relating to stock transfer or lost certificates and notices of changes of address should be directed to our Transfer Agent, American Stock Transfer & Trust Co., 59 Maiden Lane, Plaza Level, New York, NY 10038, (800) 937-5449. General information regarding the Company, recent press releases, and SEC filings are available on our Worldwide Web Home Page at www.regn.com, or can be obtained by contacting our Investor Relations Department at (914) 345-7741.

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

REGENERON® is a registered trademark of Regeneron Pharmaceuticals, Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-19034

REGENERON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

New York	**13-3444607**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No)*
777 Old Saw Mill River Road, Tarrytown, New York	**10591-6707**
(Address of principal executive offices)	*(Zip code)*

(914) 347-7000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock — par value $.001 per share	Nasdaq Global Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $1,112,577,000 computed by reference to the closing sales price of the stock on NASDAQ on June 30, 2007, the last trading day of the registrant's most recently completed second fiscal quarter.

The number of shares outstanding of each of the registrant's classes of common stock as of February 15, 2008:

Class of Common Stock	Number of Shares
Class A Stock, $.001 par value	2,257,698
Common Stock, $.001 par value	76,727,047

DOCUMENTS INCORPORATED BY REFERENCE:

Specified portions of the Registrant's definitive proxy statement to be filed in connection with solicitation of proxies for its 2007 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. Exhibit index is located on pages 59 to 61 of this filing.

PART I

Item 1. *Business*

This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties relating to future events and the future financial performance of Regeneron Pharmaceuticals, Inc., and actual events or results may differ materially. These statements concern, among other things, the possible success and therapeutic applications of our product candidates and research programs, the timing and nature of the clinical and research programs now underway or planned, and the future sources and uses of capital and our financial needs. These statements are made by us based on management's current beliefs and judgment. In evaluating such statements, stockholders and potential investors should specifically consider the various factors identified under the caption "Risk Factors" which could cause actual results to differ materially from those indicated by such forward-looking statements. We do not undertake any obligation to update publicly any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

General

Regeneron Pharmaceuticals, Inc. is a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We currently have four clinical development programs, including three late-stage clinical programs: ARCALYST™(rilonacept; also known as IL-1Trap) in various inflammatory indications, aflibercept (VEGF Trap) in oncology, and the VEGF Trap-Eye formulation in eye diseases using intraocular delivery. Aflibercept is being developed in oncology in collaboration with the sanofi-aventis Group. The VEGF Trap-Eye is being developed in collaboration with Bayer HealthCare LLC. Our fourth clinical development program is REGN88, an antibody to the Interleukin-6 receptor (IL-6R) that is being developed with sanofi-aventis. REGN88 entered clinical development in patients with rheumatoid arthritis in the fourth quarter of 2007. We expect that our next generation of product candidates will be based on our proprietary technologies for developing human monoclonal antibodies. Our antibody program is being conducted in collaboration with sanofi-aventis. Our preclinical research programs are in the areas of oncology and angiogenesis, ophthalmology, metabolic and related diseases, muscle diseases and disorders, inflammation and immune diseases, bone and cartilage, pain, and cardiovascular diseases. Developing and commercializing new medicines entails significant risk and expense. Since inception we have not generated any sales or profits from the commercialization of any of our product candidates.

Our core business strategy is to maintain a strong foundation in basic scientific research and discovery-enabling technology and combine that foundation with our manufacturing and clinical development capabilities to build a successful, integrated biopharmaceutical company. We believe that our ability to develop product candidates is enhanced by the application of our technology platforms. Our discovery platforms are designed to identify specific genes of therapeutic interest for a particular disease or cell type and validate targets through high-throughput production of mammalian models. Our human monoclonal antibody technology (*VelocImmune®*) and cell line expression technologies may then be utilized to design and produce new product candidates directed against the disease target. Based on the *VelocImmune* platform which we believe, in conjunction with our other proprietary technologies, can accelerate the development of fully human monoclonal antibodies, we moved our first antibody product candidate (REGN88) into clinical trials in the fourth quarter of 2007. We plan to advance two new antibody product candidates into clinical development in 2008 and an additional two to three antibody product candidates each year thereafter beginning in 2009. We continue to invest in the development of enabling technologies to assist in our efforts to identify, develop, and commercialize new product candidates.

<u>Late-Stage Clinical Programs:</u>

1. ARCALYST™ — Inflammatory Diseases

ARCALYST™(rilonacept; also known as IL-1Trap) is a protein-based product candidate designed to bind the interleukin-1 (called IL-1) cytokine and prevent its interaction with cell surface receptors. We are evaluating ARCALYST™ in a number of diseases and disorders where IL-1 may play an important role, including a group of rare diseases called Cryopyrin-Associated Periodic Syndromes (CAPS) and other diseases associated with inflammation.

In November 2007, we announced that we received notification from the U.S. Food and Drug Administration (FDA) that the action date for the FDA's priority review of the Biologics License Application (BLA) for ARCALYST™ in CAPS had been extended three months to February 29, 2008. In August 2007, the FDA granted priority review status to the BLA for ARCALYST™ for the long-term treatment of CAPS. The FDA previously granted Orphan Drug status and Fast Track designation to ARCALYST™ for the treatment of CAPS. In July 2007, ARCALYST™ also received Orphan Drug designation in the European Union for the treatment of CAPS.

CAPS represents a group of rare inherited auto-inflammatory conditions, including Familial Cold Auto-inflammatory Syndrome (FCAS) and Muckle-Wells Syndrome (MWS). CAPS also includes Neonatal Onset Multisystem Inflammatory Disease (NOMID). ARCALYST™ has not been studied, and is not expected to be indicated, for the treatment of NOMID. The syndromes included in CAPS are characterized by spontaneous, systemic inflammation and are termed auto-inflammatory disorders. A novel feature of these conditions (particularly FCAS and MWS) is that exposure to mild degrees of cold temperature can provoke a major inflammatory episode that occurs within hours. CAPS is caused by a range of mutations in the gene NLRP3 (formerly known as *CIAS1*) which encodes a protein named cryopyrin. Currently, there are no medicines approved for the treatment of CAPS.

We have initiated a Phase 2 safety and efficacy trial of ARCALYST™ in the prevention of gout flares induced by the initiation of uric acid-lowering drug therapy used to control the disease. We previously reported positive results from an exploratory proof of concept study of ARCALYST™ in ten patients with chronic active gout. In those patients, treatment with ARCALYST™ demonstrated a statistically significant reduction in patient pain scores in the single-blind, placebo-controlled study. Mean patients' pain scores, the key symptom measure in persistent gout, were reduced 41% ($p=0.025$) during the first two weeks of active treatment and reduced 56% ($p<0.004$) after six weeks of active treatment. In this study, in which safety was the primary endpoint measure, treatment with ARCALYST™ was generally well-tolerated. We are also evaluating the potential use of ARCALYST™in other indications in which IL-1 may play a role.

Under a March 2003 collaboration agreement with Novartis Pharma AG, we retain the right to elect to collaborate in the future development and commercialization of a Novartis IL-1 antibody which is in clinical development. Following completion of Phase 2 development and submission to us of a written report on the Novartis IL-1 antibody, we have the right, in consideration for an opt-in payment, to elect to co-develop and co-commercialize the Novartis IL-1 antibody in North America. If we elect to exercise this right, we are responsible for paying 45% of post-election North American development costs for the antibody product. In return, we are entitled to co-promote the Novartis IL-1 antibody and to receive 45% of net profits on sales of the antibody product in North America. Under certain circumstances, we are also entitled to receive royalties on sales of the Novartis IL-1 antibody in Europe.

Under the collaboration agreement, Novartis has the right to elect to collaborate in the development and commercialization of a second generation IL-1 Trap following completion of its Phase 2 development, should we decide to clinically develop such a second generation product candidate. Novartis does not have any rights or options with respect to our ARCALYST™ product candidate currently in clinical development.

2. *Aflibercept (VEGF Trap) — Oncology*

Aflibercept is a protein-based product candidate designed to bind all forms of Vascular Endothelial Growth Factor-A (called VEGF-A, also known as Vascular Permeability Factor or VPF) and the related Placental Growth Factor (called PlGF), and prevent their interaction with cell surface receptors. VEGF-A (and to a less validated degree, PlGF) is required for the growth of new blood vessels that are needed for tumors to grow and is a potent regulator of vascular permeability and leakage.

Aflibercept is being developed in cancer indications in collaboration with sanofi-aventis. We and sanofi-aventis began the first four trials of our global Phase 3 development program in the second half of 2007. One trial is evaluating aflibercept in combination with docetaxel/prednisone in patients with first line metastatic androgen independent prostate cancer. A second trial is evaluating aflibercept in combination with docetaxel in patients with second line metastatic non-small cell lung cancer. The third Phase 3 trial is evaluating aflibercept in first-line metastatic pancreatic cancer in combination with gemcitabine. The fourth Phase 3 trial is evaluating aflibercept in second-line metastatic colorectal cancer in combination with FOLFIRI (Folinic Acid (leucovorin), 5-fluorouracil, and irinotecan). In all of these trials, aflibercept is being combined with the current standard of chemotherapy care for the stated development stage of the cancer type.

The collaboration is conducting a number of other trials in the global development program for aflibercept. Five safety and tolerability studies of aflibercept in combination with standard chemotherapy regimens are continuing in a variety of cancer types to support the Phase 3 clinical program. Sanofi-aventis has also expanded the development program to Japan, where they are conducting a Phase 1 safety and tolerability study in combination with another investigational agent in patients with advanced solid malignancies.

The collaboration is also conducting Phase 2 single-agent studies of aflibercept in advanced ovarian cancer (AOC), non-small cell lung adenocarcinoma (NSCLA), and AOC patients with symptomatic malignant ascites (SMA). The AOC and NSCLA trials are fully enrolled and ongoing. The SMA trial is approximately 50% enrolled and continues to enroll patients. In 2004, the FDA granted Fast Track designation to aflibercept for the treatment of SMA.

In addition, more than 10 studies are currently underway or scheduled to begin that are being conducted in conjunction with the National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP) evaluating aflibercept as a single agent or in combination with chemotherapy regimens in a variety of cancer indications.

The first registration submission to a regulatory agency for aflibercept is possible as early as 2008, potentially as third line treatment as a single agent in advanced ovarian cancer (AOC) or in AOC patients with SMA. However, in order for our ongoing Phase 2 study in AOC to be sufficient to support such a submission, we believe that the final unblinded results of the study would have to demonstrate a more robust response rate than that reported in the interim analysis of blinded data from the study presented in June 2007 at the annual meeting of the American Society of Clinical Oncology (ASCO).

Cancer is a heterogeneous set of diseases and one of the leading causes of death in the developed world. A mutation in any one of dozens of normal genes can eventually result in a cell becoming cancerous; however, a common feature of cancer cells is that they need to obtain nutrients and remove waste products, just as normal cells do. The vascular system normally supplies nutrients to and removes waste from normal tissues. Cancer cells can use the vascular system either by taking over preexisting blood vessels or by promoting the growth of new blood vessels (a process known as angiogenesis). Vascular Endothelial Growth Factor (VEGF) is secreted by many tumors to stimulate the growth of new blood vessels to supply nutrients and oxygen to the tumor. VEGF blockers have been shown to inhibit new vessel growth, and, in some cases, can cause regression of existing tumor vasculature. Countering the effects of VEGF, thereby blocking the blood supply to tumors, has demonstrated therapeutic benefits in clinical trials. This approach of inhibiting angiogenesis as a mechanism of action for an oncology medicine was validated in February 2004, when the FDA approved Genentech, Inc.'s VEGF inhibitor, Avastin®. Avastin® (a trademark of Genentech, Inc.) is an antibody product designed to inhibit VEGF and interfere with the blood supply to tumors.

Aflibercept Collaboration with the sanofi-aventis Group

In September 2003, we entered into a collaboration agreement with Aventis Pharmaceuticals, Inc. (predecessor to sanofi-aventis U.S.) to collaborate on the development and commercialization of aflibercept in all countries other than Japan, where we retained the exclusive right to develop and commercialize aflibercept. In January 2005, we and sanofi-aventis amended the collaboration agreement to exclude, from the scope of the collaboration, the development and commercialization of aflibercept for intraocular delivery to the eye. In December 2005, we and sanofi-aventis amended our collaboration agreement to expand the territory in which the companies are collaborating on the development of aflibercept to include Japan. Under the collaboration agreement, as amended, we and sanofi-aventis will share co-promotion rights and profits on sales, if any, of aflibercept outside of Japan for disease indications included in our collaboration. In Japan, we are entitled to a royalty of approximately 35% on annual sales of aflibercept, subject to certain potential adjustments. We may also receive up to $400.0 million in milestone payments upon receipt of specified marketing approvals. This total includes up to $360.0 million in milestone payments related to receipt of marketing approvals for up to eight aflibercept oncology and other indications in the United States or the European Union. Another $40.0 million of milestone payments relate to receipt of marketing approvals for up to five oncology indications in Japan.

Under the aflibercept collaboration agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of aflibercept development expenses in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option.

3. VEGF Trap — Eye Diseases

The VEGF Trap-Eye is a form of the VEGF Trap that has been purified and formulated with excipients and at concentrations suitable for direct injection into the eye. The VEGF Trap-Eye currently is being tested in a Phase 3 trial in patients with the neovascular form of age-related macular degeneration (wet AMD) and has completed a small pilot study in patients with diabetic macular edema (DME).

In the clinical development program for the VEGF Trap-Eye, we and Bayer HealthCare have initiated a Phase 3 study of the VEGF Trap-Eye in wet AMD. This first trial, known as VIEW 1 (VEGF Trap: Investigation of Efficacy and Safety in Wet age-related macular degeneration), is comparing the VEGF Trap-Eye and Genentech, Inc.'s Lucentis® (ranibizumab), an anti-angiogenic agent approved for use in wet AMD. This Phase 3 trial is evaluating dosing intervals of four and eight weeks for the VEGF Trap-Eye compared with ranibizumab dosed according to its label every four weeks. We and Bayer HealthCare plan to initiate a second Phase 3 trial in wet AMD in 2008. This second trial will be conducted primarily in the European Union and other parts of the world outside the U.S.

In October 2007, we and Bayer HealthCare announced positive results from the full analysis of the primary 12-week endpoint of a Phase 2 study evaluating the VEGF Trap-Eye in wet AMD. The VEGF Trap-Eye met the primary study endpoint of a statistically significant reduction in retinal thickness, a measure of disease activity, after 12 weeks of treatment compared with baseline (all five dose groups combined, mean decrease of 119 microns, $p<0.0001$). The mean change from baseline in visual acuity, a key secondary endpoint of the study, also demonstrated statistically significant improvement (all groups combined, increase of 5.7 letters, $p<0.0001$). Preliminary analyses at 16 weeks showed that the VEGF Trap-Eye, dosed monthly, achieved a mean gain in visual acuity of 9.3 to 10 letters (for the 0.5 and 2 mg dose groups, respectively). In additional exploratory analyses, the VEGF Trap-Eye, dosed monthly, reduced the proportion of patients with vision of 20/200 or worse (a generally accepted definition for legal blindness) from 14.3% at baseline to 1.6% at week 16; the proportion of patients with vision of 20/40 or better (part of the legal minimum requirement for an unrestricted driver's license in the U.S.) was likewise increased from 19.0% at baseline to 49.2% at 16 weeks. These findings were presented at the Retina Society Conference in September 2007.

We and Bayer HealthCare are also developing the VEGF Trap-Eye in DME. In May 2007, at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO), the companies reported results from a small pilot study of the VEGF Trap-Eye in patients with DME. In the study, the VEGF Trap-Eye was well tolerated and demonstrated activity in five patients, with decreases in retinal thickness and improvement in visual acuity.

VEGF-A both stimulates angiogenesis and increases vascular permeability. It has been shown in preclinical studies to be a major pathogenic factor in both wet AMD and diabetic retinopathy, and it is believed to be involved in other medical problems affecting the eyes. In clinical trials, blocking VEGF-A has been shown to be effective in patients with wet AMD, and Macugen® (OSI Pharmaceuticals, Inc.) and Lucentis® (Genentech, Inc.) have been approved to treat patients with this condition.

Wet AMD and diabetic retinopathy (DR) are two of the leading causes of adult blindness in the developed world. In both conditions, severe visual loss is caused by a combination of retinal edema and neovascular proliferation. DR is a major complication of diabetes mellitus that can lead to significant vision impairment. DR is characterized, in part, by vascular leakage, which results in the collection of fluid in the retina. When the macula, the central area of the retina that is responsible for fine visual acuity, is involved, loss of visual acuity occurs. This is referred to as diabetic macular edema (DME). DME is the most prevalent cause of moderate visual loss in patients with diabetes.

Collaboration with Bayer HealthCare

In October 2006, we entered into a collaboration agreement with Bayer HealthCare for the global development and commercialization outside the United States of the VEGF Trap-Eye. Under the agreement, we and Bayer HealthCare will collaborate on, and share the costs of, the development of the VEGF Trap-Eye through an integrated global plan that encompasses wet AMD, diabetic eye diseases, and other diseases and disorders. Bayer HealthCare will market the VEGF Trap-Eye outside the United States, where the companies will share equally in profits from any future sales of the VEGF Trap-Eye. If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States, we will be obligated to reimburse Bayer HealthCare for 50% of the development costs that it has incurred under the agreement from our share of the collaboration profits. Within the United States, we retain exclusive commercialization rights to the VEGF Trap-Eye and are entitled to all profits from any such sales. We received an up-front payment of $75.0 million from Bayer HealthCare. In 2007, we received a $20.0 million milestone payment from Bayer HealthCare following dosing of the first patient in the Phase 3 study of the VEGF Trap-Eye in wet AMD, and can earn up to $90.0 million in additional development and regulatory milestones related to the development of the VEGF Trap-Eye and marketing approvals in major market countries outside the United States. We can also earn up to $135.0 million in sales milestones if total annual sales of the VEGF Trap-Eye outside the United States achieve certain specified levels starting at $200.0 million.

Antibody Research Technologies and Development Program:

One way that a cell communicates with other cells is by releasing specific signaling proteins, either locally or into the bloodstream. These proteins have distinct functions, and are classified into different "families" of molecules, such as peptide hormones, growth factors, and cytokines. All of these secreted (or signaling) proteins travel to and are recognized by another set of proteins, called "receptors," which reside on the surface of responding cells. These secreted proteins impact many critical cellular and biological processes, causing diverse effects ranging from the regulation of growth of particular cell types, to inflammation mediated by white blood cells. Secreted proteins can at times be overactive and thus result in a variety of diseases. In these disease settings, blocking the action of secreted proteins can have clinical benefit.

Regeneron scientists have developed two different technologies to design protein therapeutics to block the action of specific secreted proteins. The first technology, termed the "Trap" technology, was used to generate our current clinical pipeline, including aflibercept, the VEGF Trap-Eye, and ARCALYST™. These novel "Traps" are composed of fusions between two distinct receptor components and the constant region of an antibody molecule called the "Fc region", resulting in high affinity product candidates.

Regeneron scientists also have discovered and developed a new technology for designing protein therapeutics that facilitates the discovery and production of fully human monoclonal antibodies. We call our technology *VelocImmune*® and, as described below, we believe that it is an improved way of generating a wide variety of high affinity, therapeutic, fully human monoclonal antibodies.

VelocImmune® (Human Monoclonal Antibodies)

We have developed a novel mouse technology platform, called *VelocImmune*, for producing fully human monoclonal antibodies. The *VelocImmune* mouse platform was generated by exploiting our *VelociGene* technology platform (see below), in a process in which six megabases of mouse immune gene loci were replaced, or "humanized," with corresponding human immune gene loci. The *VelocImmune* mice can be used to generate efficiently fully human monoclonal antibodies to targets of therapeutic interest. *VelocImmune* and our related technologies offer the potential to increase the speed and efficiency through which human monoclonal antibody therapeutics may be discovered and validated, thereby improving the overall efficiency of our early stage drug development activities. We are utilizing the *VelocImmune* technology to produce our next generation of drug candidates for preclinical development and are exploring possible additional licensing or collaborative arrangements with third parties related to *VelocImmune* and related technologies.

Antibody Collaboration with the sanofi-aventis Group

In November 2007, we and sanofi-aventis entered into a global, strategic collaboration to discover, develop, and commercialize fully human monoclonal antibodies. The first therapeutic antibody to enter clinical development under the collaboration, REGN88, is an antibody to the Interleukin-6 receptor (IL-6R), which has started clinical trials in rheumatoid arthritis. The second is expected to be an antibody to Delta-like ligand-4 (Dll4) which is currently scheduled to commence clinical development in mid-2008. The collaboration is governed by a Discovery and Preclinical Development Agreement and a License and Collaboration Agreement. We received a non-refundable, up-front payment of $85.0 million from sanofi-aventis under the discovery agreement. In addition, sanofi-aventis will fund up to $475.0 million of our research for identifying and validating potential drug discovery targets and developing fully human monoclonal antibodies against these targets through December 31, 2012. Sanofi-aventis also has an option to extend the discovery program for up to an additional three years for further antibody development and preclinical activities.

For each drug candidate identified under the discovery agreement, sanofi-aventis has the option to license rights to the candidate under the license agreement. If it elects to do so, sanofi-aventis will co-develop the drug candidate with us through product approval. Development costs will be shared between the companies, with sanofi-aventis funding drug candidate development costs up front. We are responsible for reimbursing sanofi-aventis for half of the total development costs it paid for all collaboration products from our share of profits from commercialization of collaboration products to the extent they are sufficient for this purpose. Sanofi-aventis will lead commercialization activities for products developed under the license agreement, subject to our right to co-promote such products. The parties will equally share profits and losses from sales within the United States. The parties will share profits outside the United States on a sliding scale based on sales starting at 65% (sanofi-aventis)/35% (us) and ending at 55% (sanofi-aventis)/45% (us), and will share losses outside the United States at 55% (sanofi-aventis)/45% (us). In addition to profit sharing, we are entitled to receive up to $250.0 million in sales milestone payments, with milestone payments commencing after aggregate annual sales outside the United States exceed $1.0 billion on a rolling 12-month basis.

License Agreement with AstraZeneca

In February 2007, we entered into a non-exclusive license agreement with AstraZeneca UK Limited that allows AstraZeneca to utilize our *VelocImmune®* technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, AstraZeneca made a $20.0 million non-refundable, up-front payment to us. AstraZeneca is required to make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. We are entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by AstraZeneca using our *VelocImmune* technology.

License Agreement with Astellas

In March 2007, we entered into a non-exclusive license agreement with Astellas Pharma Inc. that allows Astellas to utilize our *VelocImmune* technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, Astellas made a $20.0 million non-refundable, up-front payment to us. Astellas is required to make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. We are entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by Astellas using our *VelocImmune* technology.

VelociGene® and VelociMouse™ (Target Validation)

Our *VelociGene* platform allows custom and precise manipulation of very large sequences of DNA to produce highly customized alterations of a specified target gene and accelerates the production of knock-out and transgenic expression models without using either positive/negative selection or isogenic DNA. In producing knock-out models, a color or fluorescent marker is substituted in place of the actual gene sequence, allowing for high-resolution visualization of precisely where the gene is active in the body, during normal body functioning, as well as in disease processes. For the optimization of pre-clinical development and toxicology programs, *VelociGene* offers the opportunity to humanize targets by replacing the mouse gene with the human homolog. Thus, *VelociGene* allows scientists to rapidly identify the physical and biological effects of deleting or over-expressing the target gene, as well as to characterize and test potential therapeutic molecules.

The *VelociMouse* technology also allows for the direct and immediate generation of genetically altered mice from embryonic stem cells (ES cells), thereby avoiding the lengthy process involved in generating and breeding knockout mice from chimeras. Mice generated through this method are normal and healthy and exhibit a 100% germ-line transmission. Furthermore, Regeneron's *VelociMice* are suitable for direct phenotyping or other studies.

National Institutes of Health Grant

In September 2006, we were awarded a five-year grant from the National Institutes of Health (NIH) as part of the NIH's Knockout Mouse Project. The goal of the Knockout Mouse Project is to build a comprehensive and broadly available resource of knockout mice to accelerate the understanding of gene function and human diseases. We use our *VelociGene* technology to take aim at 3,500 of the most difficult genes to target and which are not currently the focus of other large-scale knockout mouse programs. We also agreed to grant a limited license to a consortium of research institutions, the other major participants in the Knockout Mouse Project, to use components of our *VelociGene* technology in the Knockout Mouse Project. We are generating a collection of targeting vectors and targeted mouse ES cells which can be used to produce knockout mice. These materials will be made widely available to academic researchers without charge. We will receive a fee for each targeted ES cell line or targeting construct made by us or the research consortium and transferred to commercial entities.

Under the NIH grant, we are entitled to receive a minimum of $17.9 million over a five-year period. We will receive another $1.0 million to optimize our existing C57BL/6 ES cell line and its proprietary growth medium, both of which will be supplied to the research consortium for its use in the Knockout Mouse Project. We have the right to use, for any purpose, all materials generated by us and the research consortium.

Cell Line Expression Technologies

Many proteins that are of potential pharmaceutical value are proteins which are "secreted" from the cells into the bloodstream. Examples of secreted proteins include growth factors (such as insulin and growth hormone) and antibodies. Current technologies for the isolation of cells engineered to produce high levels of secreted proteins are both laborious and time consuming. We have developed enabling platforms for the high-throughput, rapid generation of high-producing cell lines for our Traps and our *VelocImmune* human monoclonal antibodies.

Research Programs:

Oncology and Angiogenesis

In many clinical settings, positively or negatively regulating blood vessel growth could have important therapeutic benefits, as could the repair of damaged and leaky vessels. VEGF was the first growth factor shown to be specific for blood vessels, by virtue of having its receptor specifically expressed on blood vessel cells. In 1994, we discovered a second family of angiogenic growth factors, termed Angiopoietins, and we have received patents covering members of this family. Angiopoietins include naturally occurring positive and negative regulators of angiogenesis, as described in numerous scientific manuscripts published by our scientists and their collaborators. Angiopoietins are being evaluated in preclinical research by us and our academic collaborators. Our preclinical studies have revealed that VEGF and Angiopoietins normally function in a coordinated and collaborative manner during blood vessel growth. Manipulation of both VEGF and Angiopoietins seems to be of value in blocking vessel growth. We have research programs focusing on several targets in the areas of oncology and angiogenesis.

Tumors depend on the growth of new blood vessels (a process called "angiogenesis") to support their continued growth. Therapies that block tumor angiogenesis, specifically those that block VEGF, the key initiator of tumor angiogenesis, recently have been validated in human cancer patients. However, anti-VEGF approaches do not work in all patients, and many tumors can become resistant to such therapies.

In the December 21, 2006 issue of the journal *Nature*, we reported data from a preclinical study demonstrating that blocking an important cell signaling molecule, known as Delta-like Ligand 4 (Dll4), inhibited the growth of experimental tumors by interfering with their ability to produce a functional blood supply. The inhibition of tumor growth was seen in a variety of tumor types, including those that were resistant to blockade of VEGF, suggesting a novel anti-angiogenesis therapeutic approach. We plan in mid-2008 to commence Phase 1 clinical development of a fully human monoclonal antibody to Dll4 that was discovered using our *VelocImmune* technology.

Metabolic and Related Diseases

Food intake and metabolism are regulated by complex interactions between diverse neural and hormonal signals that serve to maintain an optimal balance between energy intake, storage, and utilization. The hypothalamus, a small area at the base of the brain, is critically involved in integrating peripheral signals which reflect nutritional status and neural outputs which regulate appetite, food seeking behaviors, and energy expenditure. Metabolic disorders, such as type 2 diabetes, reflect a dysregulation in the systems which ordinarily tightly couple energy intake to energy expenditure. Our preclinical research program in this area encompasses the study of peripheral (hormonal) regulators of food intake and metabolism in health and disease. We have identified several targets in these therapeutic areas and are evaluating potential antibodies to evaluate in preclinical studies.

Muscle Diseases and Disorders

Muscle atrophy occurs in many neuromuscular diseases and also when muscle is unused, as often occurs during prolonged hospital stays and during convalescence. Currently, physicians have few options to treat subjects with muscle atrophy or other muscle conditions which afflict millions of people globally. Thus, a treatment that has beneficial effects on skeletal muscle could have significant clinical benefit. Our muscle research program is currently focused on conducting in vivo and in vitro experiments with the objective of demonstrating and further understanding the molecular pathways involved in muscle atrophy and hypertrophy, and discovering therapeutic candidates that can modulate these pathways. We have several molecules in late stage research and are evaluating them for possible further development.

Other Therapeutic Areas

We also have research programs focusing on ophthalmology, inflammatory and immune diseases, bone and cartilage, pain, and cardiovascular diseases.

Manufacturing

In 1993, we purchased our 104,000 square foot Rensselaer, New York manufacturing facility, and in 2003 completed a 19,500 square foot expansion of this facility. This facility is used to manufacture therapeutic candidates for our own preclinical and clinical studies. We also used the facility to manufacture a product for Merck & Co., Inc. under a contract that expired in October 2006. In July 2002, we leased 75,000 square feet in a building near our Rensselaer facility which we have used primarily for the manufacture of Traps and for warehouse space. In June 2007, we exercised a purchase option on this building, which totals 272,000 square feet (including the 75,000 square feet we already leased), and completed the purchase of this property in October 2007. At December 31, 2007, we employed 207 people at our Rensselaer facilities. There were no impairment losses associated with long-lived assets at these facilities as of December 31, 2007.

Among the conditions for regulatory marketing approval of a medicine is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to the good manufacturing practice (GMP) regulations of the health authority. In complying with standards set forth in these regulations, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to ensure full technical compliance. Manufacturing establishments, both foreign and domestic, are also subject to inspections by or under the authority of the FDA and by other national, federal, state, and local agencies. If our manufacturing facilities fail to comply with FDA and other regulatory requirements, we will be required to suspend manufacturing. This would likely have a material adverse effect on our financial condition, results of operations, and cash flow.

Competition

We face substantial competition from pharmaceutical, biotechnology, and chemical companies (see "Risk Factors — *Even if our product candidates are approved for marketing their commercial success is highly uncertain because our competitors have received approval for products with the same mechanism of action, and competitors may get to the marketplace before we do with better or lower cost drugs or the market for our product candidates may be too small to support commercialization or sufficient profitability.*"). Our competitors include Genentech, Novartis, Pfizer Inc., Bayer HealthCare, Onyx Pharmaceuticals, Inc., Abbott Laboratories, sanofi-aventis, Merck, Amgen Inc., Roche, and others. Many of our competitors have substantially greater research, preclinical, and clinical product development and manufacturing capabilities, and financial, marketing, and human resources than we do. Our smaller competitors may also be significant if they acquire or discover patentable inventions, form collaborative arrangements, or merge with large pharmaceutical companies. Even if we achieve product commercialization, one or more of our competitors may achieve product commercialization earlier than we do or obtain patent protection that dominates or adversely affects our activities. Our ability to compete will depend on how fast we can develop safe and effective product candidates, complete clinical testing and approval processes, and supply commercial quantities of the product to the market. Competition among product candidates approved for sale will also be based on efficacy, safety, reliability, availability, price, patent position, and other factors.

ARCALYST™. The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Immunex Corporation), Remicade® (Centocor, Inc.), and Humira® (Abbott) and the IL-1 receptor antagonist Kineret (Amgen), and other marketed therapies, makes it difficult to successfully develop and commercialize ARCALYST™. Even if ARCALYST™ is ever approved for sale, it will be difficult for our drug to compete against these FDA approved drugs because doctors and patients will have significant experience using these effective medicines. Moreover, there are both small molecules and antibodies in development by third parties that are designed to block the synthesis of interleukin-1 or inhibit the signaling of interleukin-1. For example, Eli Lilly and Company, Novartis, and Xoma Ltd. are each developing antibodies to interleukin-1 and Amgen is developing an antibody to the interleukin-1 receptor. These drug candidates could offer competitive advantages over ARCALYST™. The successful development of these competing molecules could delay or impair our ability to successfully develop and commercialize ARCALYST™.

Aflibercept and VEGF Trap-Eye. Many companies are developing therapeutic molecules designed to block the actions of VEGF specifically and angiogenesis in general. A variety of approaches have been employed, including antibodies to VEGF, antibodies to the VEGF receptor, small molecule antagonists to the VEGF receptor tyrosine kinase, and other anti-angiogenesis strategies. Many of these alternative approaches may offer competitive advantages to our VEGF Trap in efficacy, side-effect profile, or method of delivery. Additionally, some of these molecules are either already approved for marketing or are at a more advanced stage of development than our product candidate.

In particular, Genentech has an approved VEGF antagonist, Avastin®, on the market for treating certain cancers and a number of pharmaceutical and biotechnology companies are working to develop competing VEGF antagonists, including Novartis, Pfizer, and Imclone Systems Incorporated. Many of these molecules are further along in development than aflibercept and may offer competitive advantages over our molecule. Novartis has an ongoing Phase 3 clinical development program evaluating an orally delivered VEGF tyrosine kinase inhibitor in different cancer settings. Each of Pfizer and Onyx Pharmaceuticals (together with its partner Bayer) has received approval from the FDA to market and sell an oral medication that targets tumor cell growth and new vasculature formation that fuels the growth of tumors.

The market for eye disease products is also very competitive. Novartis and Genentech are collaborating on the commercialization and further development of a VEGF antibody fragment (Lucentis®) for the treatment of age-related macular degeneration (wet AMD) and other eye indications that was approved by the FDA in June 2006. Many other companies are working on the development of product candidates for the potential treatment of wet AMD that act by blocking VEGF, VEGF receptors, and through the use of soluble ribonucleic acids (sRNAs) that modulate gene expression. In addition, ophthalmologists are using off-label a third-party reformulated version of Genentech's approved VEGF antagonist, Avastin, with success for the treatment of wet AMD. The National Eye Institute plans to initiate a Phase 3 trial to compare Lucentis to Avastin in the treatment of wet AMD. Avastin is also being evaluated in eye diseases in trials that have been initiated in the United Kingdom, Canada, Brazil, Mexico, Germany, Israel, and other areas.

REGN88. We are developing REGN88 for the treatment of rheumatoid arthritis as part of our global, strategic collaboration with sanofi-aventis to discover, develop, and commercialize fully human monoclonal antibodies. The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Immunex), Remicade® (Centocor), and Humira® (Abbott), and other marketed therapies makes it difficult to successfully develop and commercialize REGN88. REGN88 is a human monoclonal antibody targeting the interleukin-6 receptor. Roche is developing an antibody against the interleukin-6 (IL-6) receptor. Roche's antibody has completed Phase 3 clinical trials and is the subject of a filed Biologics License Application with the FDA for the treatment of rheumatoid arthritis. Roche's IL-6 receptor antibody, other clinical candidates in development, and the drugs on the market to treat rheumatoid arthritis could offer competitive advantages over REGN88. This could delay or impair our ability to successfully develop and commercialize REGN88.

Other Areas. Many pharmaceutical and biotechnology companies are attempting to discover new therapeutics for indications in which we invest substantial time and resources. In these and related areas, intellectual property rights have been sought and certain rights have been granted to competitors and potential competitors of ours, and we may be at a substantial competitive disadvantage in such areas as a result of, among other things, our lack of experience, trained personnel, and expertise. A number of corporate and academic competitors are involved in the discovery and development of novel therapeutics that are the focus of other research or development programs we are now conducting. These competitors include Amgen and Genentech, as well as many others. Many firms and entities are engaged in research and development in the areas of cytokines, interleukins, angiogenesis, and muscle conditions. Some of these competitors are currently conducting advanced preclinical and clinical research programs in these areas. These and other competitors may have established substantial intellectual property and other competitive advantages.

If a competitor announces a successful clinical study involving a product that may be competitive with one of our product candidates or the grant of marketing approval by a regulatory agency for a competitive product, the announcement may have an adverse effect on our operations or future prospects or on the market price of our Common Stock.

We also compete with academic institutions, governmental agencies, and other public or private research organizations, which conduct research, seek patent protection, and establish collaborative arrangements for the development and marketing of products that would provide royalties or other consideration for use of their technology. These institutions are becoming more active in seeking patent protection and licensing arrangements to collect royalties or other consideration for use of the technology they have developed. Products developed in this manner may compete directly with products we develop. We also compete with others in acquiring technology from these institutions, agencies, and organizations.

Patents, Trademarks, and Trade Secrets

Our success depends, in part, on our ability to obtain patents, maintain trade secret protection, and operate without infringing on the proprietary rights of third parties (see "Risk Factors — *We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.*"). Our policy is to file patent applications to protect technology, inventions, and improvements that we consider important to our business and operations. We are the nonexclusive licensee of a number of additional U.S. patents and patent applications. We also rely upon trade secrets, know-how, and continuing technological innovation in an effort to develop and maintain our competitive position. We or our licensors or collaborators have filed patent applications on various products and processes relating to our product candidates as well as other technologies and inventions in the United States and in certain foreign countries. We intend to file additional patent applications, when appropriate, relating to improvements in these technologies and other specific products and processes. We plan to aggressively prosecute, enforce, and defend our patents and other proprietary technology.

Patent law relating to the patentability and scope of claims in the biotechnology field is evolving and our patent rights are subject to this additional uncertainty. Others may independently develop similar products or processes to those developed by us, duplicate any of our products or processes or, if patents are issued to us, design around any products and processes covered by our patents. We expect to continue, when appropriate, to file product and process patent applications with respect to our inventions. However, we may not file any such applications or, if filed, the patents may not be issued. Patents issued to or licensed by us may be infringed by the products or processes of others.

Defense and enforcement of our intellectual property rights can be expensive and time consuming, even if the outcome is favorable to us. It is possible that patents issued or licensed to us will be successfully challenged, that a court may find that we are infringing validly issued patents of third parties, or that we may have to alter or discontinue the development of our products or pay licensing fees to take into account patent rights of third parties.

Government Regulation

Regulation by government authorities in the United States and foreign countries is a significant factor in the research, development, manufacture, and marketing of our product candidates (see "Risk Factors — *If we do not obtain regulatory approval for our product candidates, we will not be able to market or sell them.*"). All of our product candidates will require regulatory approval before they can be commercialized. In particular, human therapeutic products are subject to rigorous preclinical and clinical trials and other pre-market approval requirements by the FDA and foreign authorities. Many aspects of the structure and substance of the FDA and foreign pharmaceutical regulatory practices have been reformed during recent years, and continued reform is under consideration in a number of jurisdictions. The ultimate outcome and impact of such reforms and potential reforms cannot be predicted.

The activities required before a product candidate may be marketed in the United States begin with preclinical tests. Preclinical tests include laboratory evaluations and animal studies to assess the potential safety and efficacy of the product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. In Phase 1, trials are conducted with a small number of subjects to determine the early safety profile of the product candidate. In Phase 2, clinical trials are conducted with subjects afflicted with a specific disease or disorder to provide enough data to evaluate the preliminary safety, tolerability, and efficacy of different potential doses of the product candidate. In Phase 3, large-scale clinical trials are conducted with patients afflicted with the specific disease or disorder in order to provide enough data to understand the efficacy and safety profile of the product candidate, as required by the FDA. The results of the preclinical and clinical testing of a biologic product candidate are then submitted to the FDA in the form of a Biologics License Application, or BLA, for evaluation to determine whether the product candidate may be approved for commercial sale. In responding to a BLA, the FDA may grant marketing approval, request additional information, or deny the application.

Any approval required by the FDA for any of our product candidates may not be obtained on a timely basis, or at all. The designation of a clinical trial as being of a particular phase is not necessarily indicative that such a trial will be sufficient to satisfy the parameters of a particular phase, and a clinical trial may contain elements of more than one phase notwithstanding the designation of the trial as being of a particular phase. The results of preclinical studies or early stage clinical trials may not predict long-term safety or efficacy of our compounds when they are tested or used more broadly in humans.

Approval of a product candidate by comparable regulatory authorities in foreign countries is generally required prior to commencement of marketing of the product in those countries. The approval procedure varies among countries and may involve additional testing, and the time required to obtain such approval may differ from that required for FDA approval.

Various federal, state, and foreign statutes and regulations also govern or influence the research, manufacture, safety, labeling, storage, record keeping, marketing, transport, and other aspects of pharmaceutical product candidates. The lengthy process of seeking these approvals and the compliance with applicable statutes and regulations require the expenditure of substantial resources. Any failure by us or our collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the manufacturing or marketing of our products and our ability to receive product or royalty revenue.

In addition to the foregoing, our present and future business will be subject to regulation under the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Comprehensive Environmental Response, Compensation and Liability Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, national restrictions, and other current and potential future local, state, federal, and foreign regulations.

Business Segments

Through 2006, our operations were managed in two business segments: research and development, and contract manufacturing. The research and development segment includes all activities related to the discovery of pharmaceutical products for the treatment of serious medical conditions, and the development and commercialization of these discoveries. It also includes revenues and expenses related to (i) research and development activities conducted under our collaboration agreements with third parties and our grant from the NIH, and (ii) the supply of specified, ordered research materials using Regeneron-developed proprietary technology. The contract manufacturing segment included all revenues and expenses related to the commercial production of products under contract manufacturing arrangements. During 2006 and 2005, the Company manufactured a product for Merck under a contract that expired in October 2006. For financial information about these segments, see Note 20, "Segment Information", beginning on page F-36 in our Financial Statements. Due to the expiration of our manufacturing agreement with Merck, beginning in 2007, we only have a research and development business segment.

Employees

As of December 31, 2007, we had 682 full-time employees, of whom 107 held a Ph.D. or M.D. degree or both. We believe that we have been successful in attracting skilled and experienced personnel in a highly competitive environment; however, competition for these personnel is intense. None of our personnel are covered by collective bargaining agreements and our management considers its relations with our employees to be good.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, or the Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Regeneron, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet website (http://www.regn.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. ***Risk Factors***

We operate in an environment that involves a number of significant risks and uncertainties. We caution you to read the following risk factors, which have affected, and/or in the future could affect, our business, operating results, financial condition, and cash flows. The risks described below include forward-looking statements, and actual events and our actual results may differ substantially from those discussed in these forward-looking statements. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations. Furthermore, additional risks and uncertainties are described under other captions in this report and should be considered by our investors.

Risks Related to Our Financial Results and Need for Additional Financing

We have had a history of operating losses and we may never achieve profitability. If we continue to incur operating losses, we may be unable to continue our operations.

From inception on January 8, 1988 through December 31, 2007, we had a cumulative loss of $793.2 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We have no products that are available for sale and do not know when we will have products available for sale, if ever. In the absence of revenue from the sale of products or other sources, the amount, timing, nature or source of which cannot be predicted, our losses will continue as we conduct our research and development activities.

We may need additional funding in the future, which may not be available to us, and which may force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We will need to expend substantial resources for research and development, including costs associated with clinical testing of our product candidates. We believe our existing capital resources, including funding we are entitled to receive under our collaboration agreements, will enable us to meet operating needs through at least 2012; however, one or more of our collaboration agreements may terminate, our projected revenue may decrease, or our expenses may increase and that would lead to our capital being consumed significantly before such time. We may require additional financing in the future and we may not be able to raise such additional funds. If we are able to obtain additional financing through the sale of equity or convertible debt securities, such sales may be dilutive to our shareholders. Debt financing arrangements may require us to pledge certain assets or enter into covenants that would restrict our business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to our shareholders. If we are unable to raise sufficient funds to complete the development of our product candidates, we may face delay, reduction or elimination of our research and development programs or preclinical or clinical trials, in which case our business, financial condition or results of operations may be materially harmed.

We have a significant amount of debt that is scheduled to mature in 2008.

We have $200.0 million of convertible debt that, unless converted to shares of our Common Stock, will mature in October 2008. Our debt obligations could require us to use a significant portion of our cash to pay principal and interest on our debt.

Risks Related to Development of Our Product Candidates

Successful development of any of our product candidates is highly uncertain.

Only a small minority of all research and development programs ultimately result in commercially successful drugs. We have never developed a drug that has been approved for marketing and sale, and we may never succeed in developing an approved drug. Even if clinical trials demonstrate safety and effectiveness of any of our product candidates for a specific disease and the necessary regulatory approvals are obtained, the commercial success of any of our product candidates will depend upon their acceptance by patients, the medical community, and third-party payers and on our partners' ability to successfully manufacture and commercialize our product candidates. Our product candidates are delivered either by intravenous infusion or by intravitreal or subcutaneous injections, which are generally less well received by patients than tablet or capsule delivery. If our products are not successfully commercialized, we will not be able to recover the significant investment we have made in developing such products and our business would be severely harmed.

We are studying our lead product candidates, aflibercept, VEGF Trap-Eye, and ARCALYST™, in a wide variety of indications. We are studying aflibercept in a variety of cancer settings, the VEGF Trap-Eye in different eye diseases and ophthalmologic indications, and ARCALYST™ in a variety of systemic inflammatory disorders.

Many of these current trials are exploratory studies designed to identify what diseases and uses, if any, are best suited for our product candidates. It is likely that our product candidates will not demonstrate the requisite efficacy and/or safety profile to support continued development for most of the indications that are being, or are planned to be, studied. In fact, our product candidates may not demonstrate the requisite efficacy and safety profile to support the continued development for any of the indications or uses.

Clinical trials required for our product candidates are expensive and time-consuming, and their outcome is highly uncertain. If any of our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our product candidates.

We must conduct extensive testing of our product candidates before we can obtain regulatory approval to market and sell them. We need to conduct both preclinical animal testing and human clinical trials. Conducting these trials is a lengthy, time-consuming, and expensive process. These tests and trials may not achieve favorable results for many reasons, including, among others, failure of the product candidate to demonstrate safety or efficacy, the development of serious or life-threatening adverse events (or side effects) caused by or connected with exposure to the product candidate, difficulty in enrolling and maintaining subjects in the clinical trial, lack of sufficient supplies of the product candidate or comparator drug, and the failure of clinical investigators, trial monitors and other consultants, or trial subjects to comply with the trial plan or protocol. A clinical trial may fail because it did not include a sufficient number of patients to detect the endpoint being measured or reach statistical significance. A clinical trial may also fail because the dose(s) of the investigational drug included in the trial were either too low or too high to determine the optimal effect of the investigational drug in the disease setting. For example, we are studying higher doses of ARCALYST™ in different diseases after a Phase 2 trial using lower doses of ARCALYST™ in subjects with rheumatoid arthritis failed to achieve its primary endpoint.

We will need to reevaluate any drug candidate that does not test favorably and either conduct new trials, which are expensive and time consuming, or abandon the drug development program. Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Many companies in the biopharmaceutical industry, including us, have suffered significant setbacks in clinical trials, even after promising results have been obtained in earlier trials. The failure of clinical trials to demonstrate safety and effectiveness for the desired indication(s) could harm the development of the product candidate(s), and our business, financial condition, and results of operations may be materially harmed.

The data from the Phase 3 clinical program for ARCALYST™ in CAPS (Cryopyrin-Associated Periodic Syndromes) may be inadequate to support regulatory approval for commercialization of ARCALYST™.

We submitted a completed BLA to the FDA for ARCALYST™ in CAPS in the second quarter of 2007. However, the efficacy and safety data from the Phase 3 clinical program included in the BLA may be inadequate to support approval for commercialization of ARCALYST™. The FDA and other regulatory agencies may have varying interpretations of our clinical trial data, which could delay, limit, or prevent regulatory approval or clearance.

Further, before a product candidate is approved for marketing, our manufacturing facilities must be inspected by the FDA and the FDA will not approve the product for marketing if we or our third party manufacturers are not in compliance with current good manufacturing practices. Even if the FDA and similar foreign regulatory authorities do grant marketing approval for ARCALYST™, they may pose restrictions on the use or marketing of the product, or may require us to conduct additional post-marketing trials. These restrictions and requirements would likely result in increased expenditures and lower revenues and may restrict our ability to commercialize ARCALYST™ profitably.

In addition to the FDA and other regulatory agency regulations in the United States, we are subject to a variety of foreign regulatory requirements governing human clinical trials, marketing and approval for drugs, and commercial sales and distribution of drugs in foreign countries. The foreign regulatory approval process includes all of the risks associated with FDA approval as well as country-specific regulations. Whether or not we obtain FDA approval for a product in the United States, we must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of ARCALYST™ in those countries.

Serious complications or side effects have occurred, and may continue to occur, in clinical trials of some of our product candidates which could lead to delay or discontinuation of development and severely harm our business.

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries, and discomforts, to their study doctor. Often, it is not possible to determine whether or not the drug candidate being studied caused these conditions. Various illnesses, injuries, and discomforts have been reported from time-to-time during clinical trials of our product candidates. It is possible as we test our drug candidates in larger, longer, and more extensive clinical programs, illnesses, injuries, and discomforts that were observed in earlier trials, as well as conditions that did not occur or went undetected in smaller previous trials, will be reported by patients. Many times, side effects are only detectable after investigational drugs are tested in large scale, Phase 3 clinical trials or, in some cases, after they are made available to patients after approval. If additional clinical experience indicates that any of our product candidates has many side effects or causes serious or life-threatening side effects, the development of the product candidate may fail or be delayed, which would severely harm our business.

Our aflibercept (VEGF Trap) is being studied for the potential treatment of certain types of cancer and our VEGF Trap-Eye candidate is being studied in diseases of the eye. There are many potential safety concerns associated with significant blockade of vascular endothelial growth factor, or VEGF. These serious and potentially life-threatening risks, based on the clinical and preclinical experience of systemically delivered VEGF inhibitors, including the systemic delivery of the VEGF Trap, include bleeding, intestinal perforation, hypertension, and proteinuria. These serious side effects and other serious side effects have been reported in our systemic VEGF Trap studies in cancer and diseases of the eye. In addition, patients given infusions of any protein, including the VEGF Trap delivered through intravenous administration, may develop severe hypersensitivity reactions or infusion reactions. Other VEGF blockers have reported side effects that became evident only after large scale trials or after marketing approval and large number of patients were treated. These include side effects that we have not yet seen in our trials such as heart attack and stroke. These and other complications or side effects could harm the development of aflibercept for the treatment of cancer or the VEGF Trap-Eye for the treatment of diseases of the eye.

It is possible that safety or tolerability concerns may arise as we continue to test ARCALYST™ in patients with inflammatory diseases and disorders. Like cytokine antagonists such as Kineret® (Amgen), Enbrel® (Immunex), and Remicade® (Centocor), ARCALYST™ affects the immune defense system of the body by blocking some of its functions. Therefore, ARCALYST™ may interfere with the body's ability to fight infections. Treatment with Kineret® (Amgen), a medication that works through the inhibition of IL-1, has been associated with an increased risk of serious infections, and serious infections have been reported in patients taking ARCALYST™. One subject with adult Still's diseases in a study of ARCALYST™ developed an infection in his elbow with mycobacterium intracellulare. The patient was on chronic glucocorticoid treatment for Still's disease. The infection occurred after an intraarticular glucocorticoid injection into the elbow and subsequent local exposure to a suspected source of mycobacteria. One patient with polymayalgia rheumatica in another study developed bronchitis/sinusitis, which resulted in hospitalization. One patient in an open-label study of ARCALYST™ in CAPS developed sinusitis and streptococcus pneumoniae meningitis and subsequently died. In addition, patients given infusions of ARCALYST™ have developed hypersensitivity reactions or infusion reactions. These or other complications or side effects could impede or result in us abandoning the development of ARCALYST™.

Our product candidates in development are recombinant proteins that could cause an immune response, resulting in the creation of harmful or neutralizing antibodies against the therapeutic protein.

In addition to the safety, efficacy, manufacturing, and regulatory hurdles faced by our product candidates, the administration of recombinant proteins frequently causes an immune response, resulting in the creation of antibodies against the therapeutic protein. The antibodies can have no effect or can totally neutralize the effectiveness of the protein, or require that higher doses be used to obtain a therapeutic effect. In some cases, the antibody can cross react with the patient's own proteins, resulting in an "auto-immune" type disease. Whether antibodies will be created can often not be predicted from preclinical or clinical experiments, and their detection or appearance is often delayed, so that there can be no assurance that neutralizing antibodies will not be detected at a later date, in some cases even after pivotal clinical trials have been completed. Of the clinical study subjects who received ARCALYST™ for rheumatoid arthritis and other indications, fewer than 5% of patients developed antibodies and no side effects related to antibodies were observed. Using a very sensitive test, approximately 40% of the patients in the CAPS pivotal study tested positive at least once for low levels of antibodies to ARCALYST™. Again, no side effects related to antibodies were observed and there were no observed effects on drug efficacy or drug levels. However, it is possible that as we continue to test aflibercept and VEGF Trap-Eye with more sensitive assays in different patient populations and larger clinical trials, we will find that subjects given aflibercept and VEGF Trap-Eye develop antibodies to these product candidates, and may also experience side effects related to the antibodies, which could adversely impact the development of such candidates.

We may be unable to formulate or manufacture our product candidates in a way that is suitable for clinical or commercial use.

Changes in product formulations and manufacturing processes may be required as product candidates progress in clinical development and are ultimately commercialized. For example, we are currently testing a new formulation of the VEGF Trap-Eye. If we are unable to develop suitable product formulations or manufacturing processes to support large scale clinical testing of our product candidates, including aflibercept, VEGF Trap-Eye, ARCALYST™, and REGN88, we may be unable to supply necessary materials for our clinical trials, which would delay the development of our product candidates. Similarly, if we are unable to supply sufficient quantities of our product or develop product formulations suitable for commercial use, we will not be able to successfully commercialize our product candidates.

Risks Related to Intellectual Property

If we cannot protect the confidentiality of our trade secrets or our patents are insufficient to protect our proprietary rights, our business and competitive position will be harmed.

Our business requires using sensitive and proprietary technology and other information that we protect as trade secrets. We seek to prevent improper disclosure of these trade secrets through confidentiality agreements. If our trade secrets are improperly exposed, either by our own employees or our collaborators, it would help our competitors and adversely affect our business. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Our patents may be challenged, invalidated, or circumvented. Patent applications filed outside the United States may be challenged by third parties who file an opposition. Such opposition proceedings are increasingly common in the European Union and are costly to defend. We have patent applications that are being opposed and it is likely that we will need to defend additional patent applications in the future. Our patent rights may not provide us with a proprietary position or competitive advantages against competitors. Furthermore, even if the outcome is favorable to us, the enforcement of our intellectual property rights can be extremely expensive and time consuming.

We may be restricted in our development and/or commercialization activities by, and could be subject to damage awards if we are found to have infringed, third party patents or other proprietary rights.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Other parties may allege that they have blocking patents to our products in clinical development, either because they claim to hold proprietary rights to the composition of a product or the way it is manufactured or used. Moreover, other parties may allege that they have blocking patents to antibody products made using our *VelocImmune* technology, either because of the way the antibodies are discovered or produced or because of a proprietary position covering an antibody or the antibody's target.

We are aware of patents and pending applications owned by Genentech that claim certain chimeric VEGF receptor compositions. Although we do not believe that aflibercept or the VEGF Trap-Eye infringes any valid claim in these patents or patent applications, Genentech could initiate a lawsuit for patent infringement and assert that its patents are valid and cover aflibercept or the VEGF Trap-Eye. Genentech may be motivated to initiate such a lawsuit at some point in an effort to impair our ability to develop and sell aflibercept or the VEGF Trap-Eye, which represents a potential competitive threat to Genentech's VEGF-binding products and product candidates. An adverse determination by a court in any such potential patent litigation would likely materially harm our business by requiring us to seek a license, which may not be available, or resulting in our inability to manufacture, develop and sell aflibercept or the VEGF Trap-Eye or in a damage award.

We are aware of patents and pending applications owned by Roche that claim antibodies to the interleukin-6 receptor and methods of treating rheumatoid arthritis with such antibodies. We are developing REGN88, an antibody to the interleukin-6 receptor, for the treatment of rheumatoid arthritis. Although we do not believe that REGN88 infringes any valid claim in these patents or patent applications, Roche could initiate a lawsuit for patent infringement and assert its patents are valid and cover REGN88.

Further, we are aware of a number of other third party patent applications that, if granted, with claims as currently drafted, may cover our current or planned activities. We cannot assure you that our products and/or actions in manufacturing and selling our product candidates will not infringe such patents.

In December 2003, we entered into a non-exclusive license agreement with Cellectis Inc. that granted us certain rights in a family of patents relating to homologous recombination. Cellectis now claims that agreements we entered into relating to our *VelocImmune* mice with AstraZeneca, Astellas, and sanofi-aventis are outside of the scope of our license from Cellectis. We disagree with Cellectis' position and are in discussions with Cellectis regarding this matter. If we are not able to resolve this dispute, Cellectis may commence a lawsuit against us and our *VelocImmune* licensees alleging infringement of Cellectis' patents.

Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling, or developing our drug candidates, and a court may find that we are infringing validly issued patents of third parties. In the event that the manufacture, use, or sale of any of our clinical candidates infringes on the patents or violates other proprietary rights of third parties, we may be prevented from pursuing product development, manufacturing, and commercialization of our drugs and may be required to pay costly damages. Such a result may materially harm our business, financial condition, and results of operations. Legal disputes are likely to be costly and time consuming to defend.

We seek to obtain licenses to patents when, in our judgment, such licenses are needed. If any licenses are required, we may not be able to obtain such licenses on commercially reasonable terms, if at all. The failure to obtain any such license could prevent us from developing or commercializing any one or more of our product candidates, which could severely harm our business.

Regulatory and Litigation Risks

If we do not obtain regulatory approval for our product candidates, we will not be able to market or sell them.

We cannot sell or market products without regulatory approval. If we do not obtain and maintain regulatory approval for our product candidates, the value of our company and our results of operations will be harmed. In the United States, we must obtain and maintain approval from the United States Food and Drug Administration (FDA) for each drug we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed in their country and approval in any country is likely to be a lengthy and expensive process, and approval is highly uncertain. None of our product candidates has ever received regulatory approval to be marketed and sold in the United States or any other country. We may never receive regulatory approval for any of our product candidates.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured be in compliance with current good manufacturing practices, or cGMP requirements. Manufacturing product candidates in compliance with these regulatory requirements is complex, time-consuming, and expensive. To be successful, our products must be manufactured for development, following approval, in commercial quantities, in compliance with regulatory requirements, and at competitive costs. If we or any of our product collaborators or third-party manufacturers, product packagers, or labelers are unable to maintain regulatory compliance, the FDA can impose regulatory sanctions, including, among other things, refusal to approve a pending application for a new drug or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition, and results of operations may be materially harmed.

If the testing or use of our products harms people, we could be subject to costly and damaging product liability claims.

The testing, manufacturing, marketing, and sale of drugs for use in people expose us to product liability risk. Any informed consent or waivers obtained from people who sign up for our clinical trials may not protect us from liability or the cost of litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any liability arising from any such litigation. Moreover, we may not have access to liability insurance or be able to maintain our insurance on acceptable terms.

Our operations may involve hazardous materials and are subject to environmental, health, and safety laws and regulations. We may incur substantial liability arising from our activities involving the use of hazardous materials.

As a biopharmaceutical company with significant manufacturing operations, we are subject to extensive environmental, health, and safety laws and regulations, including those governing the use of hazardous materials. Our research and development and manufacturing activities involve the controlled use of chemicals, viruses, radioactive compounds, and other hazardous materials. The cost of compliance with environmental, health, and safety regulations is substantial. If an accident involving these materials or an environmental discharge were to occur, we could be held liable for any resulting damages, or face regulatory actions, which could exceed our resources or insurance coverage.

Changes in the securities laws and regulations have increased, and are likely to continue to increase, our costs.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and the NASDAQ Stock Market have promulgated rules and listing standards covering a variety of subjects. Compliance with these rules and listing standards has increased our legal costs, and significantly increased our accounting and auditing costs, and we expect these costs to continue. These developments may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

In future years, if we are unable to conclude that our internal control over financial reporting is effective, the market value of our common stock could be adversely affected.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the Company's internal control over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing our financial statements must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm provided us with an unqualified report as to the effectiveness of our internal control over financial reporting as of December 31, 2007, which report is included in this Annual Report on Form 10-K. However, we cannot assure you that management or our independent registered public accounting firm will be able to provide such an unqualified report as of future year-ends. In this event, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market value of our common stock. In addition, if it is determined that deficiencies in the design or operation of internal controls exist and that they are reasonably likely to adversely affect our ability to record, process, summarize, and report financial information, we would likely incur additional costs to remediate these deficiencies and the costs of such remediation could be material.

Risks Related to Our Reliance on Third Parties

If our antibody collaboration with sanofi-aventis is terminated, our business operations and our ability to discover, develop, manufacture, and commercialize our pipeline of product candidates in the time expected, or at all, would be materially harmed.

We rely heavily on the funding from sanofi-aventis to support our target discovery and antibody research and development programs. Sanofi-aventis has committed to pay up to $475.0 million between 2008 and 2012 to fund our efforts to identify and validate drug discovery targets and pre-clinically develop fully human monoclonal antibodies against such targets. In addition, sanofi-aventis funds almost all of the development expenses incurred by both companies in connection with the clinical development of antibodies that sanofi-aventis elects to co-develop with us. We rely on sanofi-aventis to fund these activities. In addition, with respect to those antibodies that sanofi-aventis elects to co-develop with us, such as REGN88, we rely on sanofi-aventis to lead much of the clinical development efforts and assist with obtaining regulatory approval, particularly outside the United States. We also rely on sanofi-aventis to lead the commercialization efforts to support all of the antibody products that are co-developed by sanofi-aventis and us. If sanofi-aventis does not elect to co-develop the antibodies that we discover or opts-out of their development, we would be required to fund and oversee on our own the clinical trials, any regulatory responsibilities, and the ensuing commercialization efforts to support our antibody products. Sanofi-aventis may terminate the collaboration for our material breach or, in the case of the discovery agreement, if certain minimal criteria for the discovery program are not achieved by December 31, 2010. If sanofi-aventis terminates the antibody collaboration or fails to comply with its payment obligations thereunder, our business, financial condition, and results of operations would be materially harmed. We would be required to either expend substantially more resources than we have anticipated to support our research and development efforts, which could require us to seek additional funding that might not be available on favorable terms or at all, or materially cut back on such activities. While we cannot assure you that any of the antibodies from this collaboration will ever be successfully developed and commercialized, if sanofi-aventis does not perform its obligations with respect to antibodies that it elects to co-develop, our ability to develop, manufacture, and commercialize these antibody product candidates will be significantly adversely affected.

If our collaboration with sanofi-aventis for aflibercept (VEGF Trap) is terminated, or sanofi-aventis materially breaches its obligations thereunder, our business, operations and financial condition, and our ability to develop, manufacture, and commercialize aflibercept in the time expected, or at all, would be materially harmed.

We rely heavily on sanofi-aventis to lead much of the development of aflibercept. Sanofi-aventis funds all of the development expenses incurred by both companies in connection with the aflibercept program. If the aflibercept program continues, we will rely on sanofi-aventis to assist with funding the aflibercept program, provide commercial manufacturing capacity, enroll and monitor clinical trials, obtain regulatory approval, particularly outside the United States, and lead the commercialization of aflibercept. While we cannot assure you that aflibercept will ever be successfully developed and commercialized, if sanofi-aventis does not perform its obligations in a timely manner, or at all, our ability to develop, manufacture, and commercialize aflibercept in cancer indications will be significantly adversely affected. Sanofi-aventis has the right to terminate its collaboration agreement with us at any time upon twelve months advance notice. If sanofi-aventis were to terminate its collaboration agreement with us, we would not have the resources or skills to replace those of our partner, which could require us to seek additional funding that might not be available on favorable terms or at all, and could cause significant delays in the development and/or manufacture of aflibercept and result in substantial additional costs to us. We have limited commercial capabilities and would have to develop or outsource these capabilities. Termination of the sanofi-aventis collaboration agreement would create substantial new and additional risks to the successful development and commercialization of aflibercept.

If our collaboration with Bayer HealthCare for the VEGF Trap-Eye is terminated, or Bayer HealthCare materially breaches its obligations thereunder, our business, operations and financial condition, and our ability to develop and commercialize the VEGF Trap-Eye in the time expected, or at all, would be materially harmed.

We rely heavily on Bayer HealthCare to assist with the development of the VEGF Trap-Eye. Under our agreement with them, Bayer HealthCare is required to fund approximately half of the development expenses incurred by both companies in connection with the global VEGF Trap-Eye development program. If the VEGF Trap-Eye program continues, we will rely on Bayer HealthCare to assist with funding the VEGF Trap-Eye development program, lead the development of the VEGF Trap-Eye outside the United States, obtain regulatory approval outside the United States, and provide all sales, marketing and commercial support for the product outside the United States. In particular, Bayer HealthCare has responsibility for selling VEGF Trap-Eye outside the United States using its sales force. While we cannot assure you that the VEGF Trap-Eye will ever be successfully developed and commercialized, if Bayer HealthCare does not perform its obligations in a timely manner, or at all, our ability to develop, manufacture, and commercialize the VEGF Trap-Eye outside the United States will be significantly adversely affected. Bayer HealthCare has the right to terminate its collaboration agreement with us at any time upon six or twelve months advance notice, depending on the circumstances giving rise to termination. If Bayer HealthCare were to terminate its collaboration agreement with us, we would not have the resources or skills to replace those of our partner, which could require us to seek additional finding that might not be available on favorable terms or at all, and could cause significant delays in the development and/or commercialization of the VEGF Trap-Eye outside the United States and result in substantial additional costs to us. We have limited commercial capabilities and would have to develop or outsource these capabilities outside the United States. Termination of the Bayer HealthCare collaboration agreement would create substantial new and additional risks to the successful development and commercialization of the VEGF Trap-Eye.

Our collaborators and service providers may fail to perform adequately in their efforts to support the development, manufacture, and commercialization of our drug candidates.

We depend upon third-party collaborators, including sanofi-aventis, Bayer HealthCare, and service providers such as clinical research organizations, outside testing laboratories, clinical investigator sites, and third-party manufacturers and product packagers and labelers, to assist us in the manufacture and development of our product candidates. If any of our existing collaborators or service providers breaches or terminates its agreement with us or does not perform its development or manufacturing services under an agreement in a timely manner or at all, we could experience additional costs, delays, and difficulties in the manufacture, development or ultimate commercialization of our product candidates.

Risks Related to the Manufacture of Our Product Candidates

We have limited manufacturing capacity, which could inhibit our ability to successfully develop or commercialize our drugs.

Our manufacturing facility is likely to be inadequate to produce sufficient quantities of product for commercial sale. We intend to rely on our corporate collaborators, as well as contract manufacturers, to produce the large quantities of drug material needed for commercialization of our products. We rely entirely on third-party manufacturers for filling and finishing services. We will have to depend on these manufacturers to deliver material on a timely basis and to comply with regulatory requirements. If we are unable to supply sufficient material on acceptable terms, or if we should encounter delays or difficulties in our relationships with our corporate collaborators or contract manufacturers, our business, financial condition, and results of operations may be materially harmed.

We must expand our own manufacturing capacity to support the planned growth of our clinical pipeline. Moreover, we may expand our manufacturing capacity to support commercial production of active pharmaceutical ingredients, or API, for our product candidates. This will require substantial additional expenditures, and we will need to hire and train significant numbers of employees and managerial personnel to staff our facility. Start-up costs can be large and scale-up entails significant risks related to process development and manufacturing yields. We may be unable to develop manufacturing facilities that are sufficient to produce drug material for clinical trials or commercial use. This may delay our clinical development plans and interfere with our efforts to commercialize our products. In addition, we may be unable to secure adequate filling and finishing services to support our products. As a result, our business, financial condition, and results of operations may be materially harmed.

We may be unable to obtain key raw materials and supplies for the manufacture of our product candidates. In addition, we may face difficulties in developing or acquiring production technology and managerial personnel to manufacture sufficient quantities of our product candidates at reasonable costs and in compliance with applicable quality assurance and environmental regulations and governmental permitting requirements.

If any of our clinical programs are discontinued, we may face costs related to the unused capacity at our manufacturing facilities.

We have large-scale manufacturing operations in Rensselaer, New York. We use our facilities to produce bulk product for clinical and preclinical candidates for ourselves and our collaborations. If our clinical candidates are discontinued, we will have to absorb one hundred percent of related overhead costs and inefficiencies.

Certain of our raw materials are single-sourced from third parties; third-party supply failures could adversely affect our ability to supply our products.

Certain raw materials necessary for manufacturing and formulation of our product candidates are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these raw materials for an indeterminate period of time if these third-party single-source suppliers were to cease or interrupt production or otherwise fail to supply these materials or products to us for any reason, including due to regulatory requirements or action, due to adverse financial developments at or affecting the supplier, or due to labor shortages or disputes. This, in turn, could materially and adversely affect our ability to manufacture our product candidates for use in clinical trials, which could materially and adversely affect our business and future prospects.

Also, certain of the raw materials required in the manufacturing and the formulation of our clinical candidates may be derived from biological sources, including mammalian tissues, bovine serum, and human serum albumin. There are certain European regulatory restrictions on using these biological source materials. If we are required to substitute for these sources to comply with European regulatory requirements, our clinical development activities may be delayed or interrupted.

Risks Related to Commercialization of Products

If we are unable to establish sales, marketing, and distribution capabilities, or enter into agreements with third parties to do so, we will be unable to successfully market and sell future products.

We have no sales or distribution personnel or capabilities and have only a small staff with commercial capabilities. If we are unable to obtain those capabilities, either by developing our own organizations or entering into agreements with service providers, we will not be able to successfully sell any products that we may obtain regulatory approval for and bring to market in the future. In that event, we will not be able to generate significant revenue, even if our product candidates are approved. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need or that we will be able to enter into marketing or distribution agreements with third-party providers on acceptable terms, if at all. Under the terms of our collaboration agreement with sanofi-aventis, we currently rely on sanofi-aventis for sales, marketing, and distribution of aflibercept in cancer indications, should it be approved in the future by regulatory authorities for marketing. We will have to rely on a third party or devote significant resources to develop our own sales, marketing, and distribution capabilities for our other product candidates, including the VEGF Trap-Eye in the United States, and we may be unsuccessful in developing our own sales, marketing, and distribution organization.

Even if our product candidates are approved for marketing, their commercial success is highly uncertain because our competitors have received approval for products with the same mechanism of action, and competitors may get to the marketplace before we do with better or lower cost drugs or the market for our product candidates may be too small to support commercialization or sufficient profitability.

There is substantial competition in the biotechnology and pharmaceutical industries from pharmaceutical, biotechnology, and chemical companies. Many of our competitors have substantially greater research, preclinical and clinical product development and manufacturing capabilities, and financial, marketing, and human resources than we do. Our smaller competitors may also enhance their competitive position if they acquire or discover patentable inventions, form collaborative arrangements, or merge with large pharmaceutical companies. Even if we achieve product commercialization, our competitors have achieved, and may continue to achieve, product commercialization before our products are approved for marketing and sale.

Genentech has an approved VEGF antagonist, Avastin® (Genentech), on the market for treating certain cancers and many different pharmaceutical and biotechnology companies are working to develop competing VEGF antagonists, including Novartis, OSI Pharmaceuticals, and Pfizer. Many of these molecules are farther along in development than aflibercept and may offer competitive advantages over our molecule. Novartis has an ongoing Phase 3 clinical development program evaluating an orally delivered VEGF tyrosine kinase inhibitor in different cancer settings. Each of Pfizer and Onyx Pharmaceuticals (together with its partner Bayer HealthCare) has received approval from the FDA to market and sell an oral medication that targets tumor cell growth and new vasculature formation that fuels the growth of tumors. The marketing approvals for Genentech's VEGF antagonist, Avastin® (Genentech), and their extensive, ongoing clinical development plan for Avastin® (Genentech) in other cancer indications, make it more difficult for us to enroll patients in clinical trials to support aflibercept and to obtain regulatory approval of aflibercept in these cancer settings. This may delay or impair our ability to successfully develop and commercialize aflibercept. In addition, even if aflibercept is ever approved for sale for the treatment of certain cancers, it will be difficult for our drug to compete against Avastin® (Genentech) and the FDA approved kinase inhibitors, because doctors and patients will have significant experience using these medicines. In addition, an oral medication may be considerably less expensive for patients than a biologic medication, providing a competitive advantage to companies that market such products.

The market for eye disease products is also very competitive. Novartis and Genentech are collaborating on the commercialization and further development of a VEGF antibody fragment (Lucentis®) for the treatment of age-related macular degeneration (wet AMD) and other eye indications that was approved by the FDA in June 2006. Many other companies are working on the development of product candidates for the potential treatment of wet AMD that act by blocking VEGF, VEGF receptors, and through the use of soluble ribonucleic acids (sRNAs) that modulate gene expression. In addition, ophthalmologists are using off-label a third-party reformatted version of Genentech's approved VEGF antagonist, Avastin®, with success for the treatment of wet AMD. The National Eye Institute recently has received funding for a Phase 3 trial to compare Lucentis® (Genentech) to Avastin® (Genentech) in the treatment of wet AMD. The marketing approval of Lucentis® (Genentech) and the potential off-label use of Avastin® (Genentech) make it more difficult for us to enroll patients in our clinical trials and successfully develop the VEGF Trap-Eye. Even if the VEGF Trap-Eye is ever approved for sale for the treatment of eye diseases, it may be difficult for our drug to compete against Lucentis® (Genentech), because doctors and patients will have significant experience using this medicine. Moreover, the relatively low cost of therapy with Avastin® (Genentech) in patients with wet AMD presents a further competitive challenge in this indication.

The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Immunex), Remicade® (Centocor), and Humira® (Abbott), and the IL-1 receptor antagonist Kineret® (Amgen), and other marketed therapies makes it more difficult to successfully develop and commercialize ARCALYST™. This is one of the reasons we discontinued the development of ARCALYST™ in adult rheumatoid arthritis. In addition, even if ARCALYST™ is ever approved for sale, it will be difficult for our drug to compete against these FDA approved TNF-antagonists in indications where both are useful because doctors and patients will have significant experience using these effective medicines. Moreover, in such indications these approved therapeutics may offer competitive advantages over ARCALYST™, such as requiring fewer injections.

There are both small molecules and antibodies in development by other companies that are designed to block the synthesis of interleukin-1 or inhibit the signaling of interleukin-1. For example, Eli Lilly and Company, Xoma Ltd., and Novartis are each developing antibodies to interleukin-1 and Amgen is developing an antibody to the interleukin-1 receptor. Novartis has commenced advanced clinical testing of its IL-1 antibody in Muckle-Wells Syndrome, which is part of the group of rare genetic diseases called CAPS. Novartis' IL-1 antibody and these other drug candidates could offer competitive advantages over ARCALYST™. The successful development of these competing molecules could delay or impair our ability to successfully develop and commercialize ARCALYST™. For example, we may find it difficult to enroll patients in clinical trials for ARCALYST™ if the companies developing these competing interleukin-1 inhibitors commence clinical trials in the same indications.

We are developing ARCALYST™ for the treatment of a group of rare diseases associated with mutations in the NLRP3 gene. These rare genetic disorders affect a small group of people, estimated to be in the hundreds. There may be too few patients with these genetic disorders to profitably commercialize ARCALYST™ in this indication.

We are developing REGN88 for the treatment of rheumatoid arthritis. The availability of highly effective FDA approved TNF-antagonists such as Enbrel® (Immunex), Remicade® (Centocor), and Humira® (Abbott), and other marketed therapies makes it more difficult to successfully develop and commercialize REGN88. REGN88 is a human monoclonal antibody targeting the interleukin-6 receptor. Roche is developing an antibody against the interleukin-6 (IL-6) receptor. Roche's antibody has completed Phase 3 clinical trials and is the subject of a filed Biologics License Application with the FDA. Roche's IL-6 receptor antibody, other clinical candidates in development, and drugs now or in the future on the market to treat rheumatoid arthritis could offer competitive advantages over REGN88. This could delay or impair our ability to successfully develop and commercialize REGN88.

The successful commercialization of our product candidates will depend on obtaining coverage and reimbursement for use of these products from third-party payers and these payers may not agree to cover or reimburse for use of our products.

Our products, if commercialized, may be significantly more expensive than traditional drug treatments. Our future revenues and profitability will be adversely affected if United States and foreign governmental, private third-party insurers and payers, and other third-party payers, including Medicare and Medicaid, do not agree to defray or reimburse the cost of our products to the patients. If these entities refuse to provide coverage and reimbursement with respect to our products or provide an insufficient level of coverage and reimbursement, our products may be too costly for many patients to afford them, and physicians may not prescribe them. Many third-party payers cover only selected drugs, making drugs that are not preferred by such payer more expensive for patients, and require prior authorization or failure on another type of treatment before covering a particular drug. Payers may especially impose these obstacles to coverage on higher-priced drugs, as our product candidates are likely to be.

We are seeking approval to market ARCALYST™ for the treatment of a group of rare genetic disorders called CAPS. There may be too few patients with CAPS to profitably commercialize ARCALYST™. Physicians may not prescribe ARCALYST™ and CAPS patients may not be able to afford ARCALYST™ if third party payers do not agree to reimburse the cost of ARCALYST™ therapy and this would adversely affect our ability to commercialize ARCALYST™ profitably.

In addition to potential restrictions on coverage, the amount of reimbursement for our products may also reduce our profitability. In the United States, there have been, and we expect will continue to be, actions and proposals to control and reduce healthcare costs. Government and other third-party payers are challenging the prices charged for healthcare products and increasingly limiting, and attempting to limit, both coverage and level of reimbursement for prescription drugs.

Since our products, including ARCALYST™, will likely be too expensive for most patients to afford without health insurance coverage, if our products are unable to obtain adequate coverage and reimbursement by third-party payers our ability to successfully commercialize our product candidates may be adversely impacted. Any limitation on the use of our products or any decrease in the price of our products will have a material adverse effect on our ability to achieve profitability.

In certain foreign countries, pricing, coverage and level of reimbursement of prescription drugs are subject to governmental control, and we may be unable to negotiate coverage, pricing, and reimbursement on terms that are favorable to us. In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Our results of operations may suffer if we are unable to market our products in foreign countries or if coverage and reimbursement for our products in foreign countries is limited.

Risk Related to Employees

We are dependent on our key personnel and if we cannot recruit and retain leaders in our research, development, manufacturing, and commercial organizations, our business will be harmed.

We are highly dependent on certain of our executive officers. If we are not able to retain any of these persons or our Chairman, our business may suffer. In particular, we depend on the services of P. Roy Vagelos, M.D., the Chairman of our board of directors, Leonard Schleifer, M.D., Ph.D., our President and Chief Executive Officer, George D. Yancopoulos, M.D., Ph.D., our Executive Vice President, Chief Scientific Officer and President, Regeneron Research Laboratories, and Neil Stahl, Ph.D., our Senior Vice President, Research and Development Sciences. There is intense competition in the biotechnology industry for qualified scientists and managerial personnel in the development, manufacture, and commercialization of drugs. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business.

Risks Related to Our Common Stock

Our stock price is extremely volatile.

There has been significant volatility in our stock price and generally in the market prices of biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include, by way of example:

- progress, delays, or adverse results in clinical trials;
- announcement of technological innovations or product candidates by us or competitors;
- fluctuations in our operating results;
- public concern as to the safety or effectiveness of our product candidates;
- developments in our relationship with collaborative partners;
- developments in the biotechnology industry or in government regulation of healthcare;
- large sales of our common stock by our executive officers, directors, or significant shareholders;
- arrivals and departures of key personnel; and
- general market conditions.

The trading price of our Common Stock has been, and could continue to be, subject to wide fluctuations in response to these and other factors, including the sale or attempted sale of a large amount of our Common Stock in the market. Broad market fluctuations may also adversely affect the market price of our Common Stock.

Future sales of our common stock by our significant shareholders or us may depress our stock price and impair our ability to raise funds in new share offerings.

A small number of our shareholders beneficially own a substantial amount of our common stock. As of December 31, 2007, our seven largest shareholders beneficially owned 54.0% of our outstanding shares of Common

Stock, assuming, in the case of Leonard S. Schleifer, M.D. Ph.D., our Chief Executive Officer, and P. Roy Vagelos, M.D., our Chairman, the conversion of their Class A Stock into Common Stock and the exercise of all options held by them which are exercisable within 60 days of December 31, 2007. As of December 31, 2007, sanofi-aventis beneficially owned 14,799,552 shares of Common Stock, representing approximately 19.3% of the shares of Common Stock then outstanding. Under our investor agreement with sanofi-aventis, sanofi-aventis may not sell these shares until December 20, 2012 except under limited circumstances and subject to earlier termination rights of these restrictions upon the occurrence of certain events. Notwithstanding these restrictions, if sanofi-aventis, or our other significant shareholders or we, sell substantial amounts of our Common Stock in the public market, or the perception that such sales may occur exists, the market price of our Common Stock could fall. Sales of Common Stock by our significant shareholders, including sanofi-aventis, also might make it more difficult for us to raise funds by selling equity or equity-related securities in the future at a time and price that we deem appropriate.

Our existing shareholders may be able to exert significant influence over matters requiring shareholder approval.

Holders of Class A Stock, who are generally the shareholders who purchased their stock from us before our initial public offering, are entitled to ten votes per share, while holders of Common Stock are entitled to one vote per share. As of December 31, 2007, holders of Class A Stock held 22.8% of the combined voting power of all of Common Stock and Class A Stock then outstanding. These shareholders, if acting together, would be in a position to significantly influence the election of our directors and to effect or prevent certain corporate transactions that require majority or supermajority approval of the combined classes, including mergers and other business combinations. This may result in our company taking corporate actions that you may not consider to be in your best interest and may affect the price of our Common Stock. As of December 31, 2007:

- our current executive officers and directors beneficially owned 12.6% of our outstanding shares of Common Stock, assuming conversion of their Class A Stock into Common Stock and the exercise of all options held by such persons which are exercisable within 60 days of December 31, 2007, and 27.7% of the combined voting power of our outstanding shares of Common Stock and Class A Stock, assuming the exercise of all options held by such persons which are exercisable within 60 days of December 31, 2007; and

- our seven largest shareholders beneficially owned 54.0% of our outstanding shares of Common Stock, assuming, in the case of Leonard S. Schleifer, M.D., Ph.D., our Chief Executive Officer, and P. Roy Vagelos, M.D., our Chairman, the conversion of their Class A Stock into Common Stock and the exercise of all options held by them which are exercisable within 60 days of December 31, 2007. In addition, these seven shareholders held 58.0% of the combined voting power of our outstanding shares of Common Stock and Class A Stock, assuming the exercise of all options held by our Chief Executive Officer and our Chairman which are exercisable within 60 days of December 31, 2007.

Pursuant to an investor agreement, sanofi-aventis has agreed to vote its shares, at sanofi-aventis' election, either as recommended by our board of directors or proportionally with the votes cast by our other shareholders, except with respect to certain change of control transactions, liquidation or dissolution, stock issuances equal to or exceeding 10% of the then outstanding shares or voting rights of Common Stock and Class A Stock, and new equity compensation plans or amendments if not materially consistent with our historical equity compensation practices.

The anti-takeover effects of provisions of our charter, by-laws, and of New York corporate law and the contractual "standstill" provisions in our investor agreement with sanofi-aventis, could deter, delay, or prevent an acquisition or other "change in control" of us and could adversely affect the price of our Common Stock.

Our amended and restated certificate of incorporation, our by-laws and the New York Business Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of our company or our management that shareholders may consider favorable or beneficial. Some of these provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

- authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common shareholders;
- a staggered board of directors, so that it would take three successive annual meetings to replace all of our directors;
- a requirement that removal of directors may only be effected for cause and only upon the affirmative vote of at least eighty percent (80%) of the outstanding shares entitled to vote for directors, as well as a requirement that any vacancy on the board of directors may be filled only by the remaining directors;
- any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, only if, prior to such action, all of our shareholders consent, the effect of which is to require that shareholder action may only be taken at a duly convened meeting;
- any shareholder seeking to bring business before an annual meeting of shareholders must provide timely notice of this intention in writing and meet various other requirements; and
- under the New York Business Corporation Law, in addition to certain restrictions which may apply to "business combinations" involving the Company and an "interested shareholder", a plan of merger or consolidation of the Company must be approved by two-thirds of the votes of all outstanding shares entitled to vote thereon. See the risk factor immediately above captioned *"Our existing shareholders may be able to exert significant influence over matters requiring shareholder approval."*

Until the later of the fifth anniversaries of the expiration or earlier termination of our antibody collaboration agreements with sanofi-aventis or our aflibercept collaboration with sanofi-aventis, sanofi-aventis will be bound by certain "standstill" provisions, which contractually prohibit sanofi-aventis from acquiring more than certain specified percentages of the Company's Class A Stock and Common Stock (taken together) or otherwise seeking to obtain control of the Company.

In addition, we have a Change in Control Severance Plan and our chief executive officer has an employment agreement that provides severance benefits in the event our officers are terminated as a result of a change in control of the Company. Many of our stock options issued under our 2000 Long-Term Incentive Plan may become fully vested in connection with a "change in control" of our company, as defined in the plan.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

We conduct our research, development, manufacturing, and administrative activities at our owned and leased facilities. We currently lease approximately 232,000 square feet of laboratory and office facilities in Tarrytown, New York under operating lease agreements. In December 2006, we entered into a new operating lease agreement for approximately 221,000 square feet of laboratory and office space at the Company's current Tarrytown location. The new lease includes approximately 27,000 square feet that we currently occupy (the "retained facilities") and approximately 194,000 square feet to be located in new facilities that are under construction and expected to be completed in mid-2009. In October 2007, we amended the December 2006 operating lease agreement to increase the amount of new space we will lease from approximately 194,000 square feet to approximately 230,000 square feet, for an amended total under the new lease of approximately 257,000 square feet. The term of the lease is expected to commence in mid-2008 and will expire approximately 16 years later. Under the new lease we also have various options and rights on additional space at the Tarrytown site, and will continue to lease our present facilities until the new facilities are ready for occupancy. In addition, the lease contains three renewal options to extend the term of the lease by five years each and early termination options for our retained facilities only. The lease provides for monthly payments over the term of the lease related to our retained facilities, the costs of construction and tenant improvements for our new facilities, and additional charges for utilities, taxes, and operating expenses.

In November 2007 we entered into a new operating sublease for approximately 10,000 square feet of office space in Tarrytown, New York. The lease expires in September 2009 and we have the option to extend the term for two additional terms of three months each.

We own a facility in Rensselaer, New York, consisting of two buildings totaling approximately 123,500 square feet of research, manufacturing, office, and warehouse space. In June 2007, we exercised a purchase option on a 272,000 square foot building in Rensselaer, New York. Prior to the purchase, which was completed in October 2007, the Company leased approximately 75,000 square feet of manufacturing, office, and warehouse space in that building.

The following table summarizes the information regarding our current property leases:

Location	Square Footage	Expiration	Current Monthly Base Rental Charges (1)	Renewal Option Available
Tarrytown (2)	205,000	June, 2009 (3)	$311,000	None
Tarrytown (2)	230,000	June, 2024 (3)		Three 5-year terms
Tarrytown	27,000	June, 2024 (3)	$ 54,000	Three 5-year terms
Tarrytown (4)	10,000	September, 2009	$ 22,000	Two 3-month terms

(1) Excludes additional rental charges for utilities, taxes, and operating expenses, as defined.

(2) Upon completion of the new facilities, as described above, we will release the 205,000 square feet of space in our current facility and take over 230,000 square feet in the newly constructed buildings.

(3) Estimated based upon expected completion of our new facilities, as described above.

(4) Relates to sublease in Tarrytown, New York as described above.

We believe that our existing owned and leased facilities are adequate for ongoing, research, development, manufacturing, and administrative activities.

In the future, we may lease, operate, or purchase additional facilities in which to conduct expanded research and development activities and manufacturing and commercial operations.

Item 3. *Legal Proceedings*

From time to time, we are a party to legal proceedings in the course of our business. We do not expect any such current legal proceedings to have a material adverse effect on our business or financial condition.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders during the last quarter of the fiscal year ended December 31, 2007.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities***

Our Common Stock is quoted on The NASDAQ Stock Market under the symbol "REGN." Our Class A Stock, par value $.001 per share, is not publicly quoted or traded.

The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock as reported by The NASDAQ Stock Market:

	High	Low
2006		
First Quarter	$18.00	$14.35
Second Quarter	16.69	10.97
Third Quarter	17.00	10.88
Fourth Quarter	24.85	15.27
2007		
First Quarter	$22.84	$17.87
Second Quarter	28.74	17.55
Third Quarter	21.78	13.55
Fourth Quarter	24.90	16.77

As of February 15, 2008, there were 515 shareholders of record of our Common Stock and 42 shareholders of record of our Class A Stock.

We have never paid cash dividends and do not anticipate paying any in the foreseeable future.

The information under the heading "Equity Compensation Plan Information" in our definitive proxy statement with respect to our 2008 Annual Meeting of Shareholders to be filed with the SEC is incorporated by reference into Item 12 of this Report on Form 10-K.

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the cumulative total shareholder return on Regeneron's Common Stock with the cumulative total return of (i) The Nasdaq Pharmaceuticals Stocks Index and (ii) The Nasdaq Stock Market (U.S.) Index for the period from December 31, 2002 through December 31, 2007. The comparison assumes that $100 was invested on December 31, 2002 in our Common Stock and in each of the foregoing indices. All values assume reinvestment of the pre-tax value of dividends paid by companies included in these indices. The historical stock price performance of our Common Stock shown in the graph below is not necessarily indicative of future stock price performance.



Regeneron
NASDAQ Pharm
NASDAQ US
DOLLARS
250
200
150
100
50
0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Regeneron	$100.00	$ 79.47	$ 49.76	$ 85.90	$108.43	$130.47
Nasdaq Pharm	100.00	146.59	156.13	171.93	168.29	176.97
Nasdaq US	100.00	149.52	162.72	166.18	182.57	197.98

Item 6. *Selected Financial Data*

The selected financial data set forth below for the years ended December 31, 2007, 2006, and 2005 and at December 31, 2007 and 2006 are derived from and should be read in conjunction with our audited financial statements, including the notes thereto, included elsewhere in this report. The selected financial data for the years ended December 31, 2004 and 2003 and at December 31, 2005, 2004, and 2003 are derived from our audited financial statements not included in this report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Statement of Operations Data					
Revenues					
Contract research and development	$ 96,603	$ 51,136	$ 52,447	$113,157	$ 47,366
Research progress payments				42,770	
Contract manufacturing		12,311	13,746	18,090	10,131
Technology licensing	28,421				
	125,024	63,447	66,193	174,017	57,497
Expenses					
Research and development	201,613	137,064	155,581	136,095	136,024
Contract manufacturing		8,146	9,557	15,214	6,676
General and administrative	37,865	25,892	25,476	17,062	14,785
	239,478	171,102	190,614	168,371	157,485
Income (loss) from operations	(114,454)	(107,655)	(124,421)	5,646	(99,988)
Other income (expense)					
Other contract income			30,640	42,750	
Investment income	20,897	16,548	10,381	5,478	4,462
Interest expense	(12,043)	(12,043)	(12,046)	(12,175)	(11,932)
	8,854	4,505	28,975	36,053	(7,470)
Net income (loss) before cumulative effect of a change in accounting principle	(105,600)	(103,150)	(95,446)	41,699	(107,458)
Cumulative effect of adopting Statement of Accounting Standards No. 123R ("SFAS 123R")		813			
Net income (loss)	$(105,600)	$(102,337)	$ (95,446)	$ 41,699	$(107,458)
Net income (loss) per share, basic:					
Net income (loss) before cumulative effect of a change in accounting principle	$ (1.59)	$ (1.78)	$ (1.71)	$ 0.75	$ (2.13)
Cumulative effect of adopting SFAS 123R		0.01			
Net income (loss)	$ (1.59)	$ (1.77)	$ (1.71)	$ 0.75	$ (2.13)
Net income (loss) per share, diluted	$ (1.59)	$ (1.77)	$ (1.71)	$ 0.74	$ (2.13)

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands)				
Balance Sheet Data					
Cash, cash equivalents, restricted cash, marketable securities, and restricted marketable securities (current and non-current)	$846,279	$522,859	$316,654	$348,912	$366,566
Total assets	936,258	585,090	423,501	473,108	479,555
Notes payable — current portion	200,000				
Notes payable — long-term portion		200,000	200,000	200,000	200,000
Stockholders' equity	460,267	216,624	114,002	182,543	137,643

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a biopharmaceutical company that discovers, develops, and intends to commercialize pharmaceutical products for the treatment of serious medical conditions. We currently have four clinical development programs, including three late-stage clinical programs: ARCALYST™ (rilonacept; also known as IL-1 Trap) in various inflammatory indications, aflibercept (VEGF Trap) in oncology, and the VEGF Trap-Eye formulation in eye diseases using intraocular delivery. Aflibercept is being developed in oncology in collaboration with sanofi-aventis. The VEGF Trap-Eye is being developed in collaboration with Bayer HealthCare LLC. Our fourth clinical development program is REGN88, an antibody to the Interleukin-6 receptor (IL-6R) that entered clinical development in patients with rheumatoid arthritis in the fourth quarter of 2007. We expect that our next generation of product candidates will be based on our proprietary technologies for developing human monoclonal antibodies. Our antibody program is being conducted in collaboration with sanofi-aventis. Our preclinical research programs are in the areas of oncology and angiogenesis, ophthalmology, metabolic and related diseases, muscle diseases and disorders, inflammation and immune diseases, bone and cartilage, pain, and cardiovascular diseases.

Developing and commercializing new medicines entails significant risk and expense. Since inception we have not generated any sales or profits from the commercialization of any of our product candidates and we may never receive such revenues. Before revenues from the commercialization of our product candidates can be realized, we (or our collaborators) must overcome a number of hurdles which include successfully completing research and development and obtaining regulatory approval from the FDA and regulatory authorities in other countries. In addition, the biotechnology and pharmaceutical industries are rapidly evolving and highly competitive, and new developments may render our products and technologies uncompetitive or obsolete.

From inception on January 8, 1988 through December 31, 2007, we had a cumulative loss of $793.2 million. In the absence of revenues from the commercialization of our product candidates or other sources, the amount, timing, nature, and source of which cannot be predicted, our losses will continue as we conduct our research and development activities. We expect to incur substantial losses over the next several years as we continue the clinical development of the VEGF Trap-Eye and ARCALYST™; advance new product candidates into clinical development from our existing research programs utilizing our technology for designing fully human monoclonal antibodies; continue our research and development programs; and commercialize product candidates that receive regulatory approval, if any. Also, our activities may expand over time and require additional resources, and we expect our operating losses to be substantial over at least the next several years. Our losses may fluctuate from quarter to quarter and will depend on, among other factors, the progress of our research and development efforts, the timing of certain expenses, and the amount and timing of payments that we receive from collaborators.

As a company that does not expect to be profitable over the next several years, management of cash flow is extremely important. The most significant use of our cash is for research and development activities, which include drug discovery, preclinical studies, clinical trials, and the manufacture of drug supplies for preclinical studies and clinical trials. We are reimbursed for some of these research and development activities by our collaborators. Our principal sources of cash to-date have been from sales of common equity and convertible debt and from funding from our collaborators in the form of up-front payments, research progress payments, and payments for our research and development activities.

In 2007, our research and development expenses totaled $201.6 million. In 2008, we expect these expenses to increase substantially as we (i) expand our research and preclinical and clinical development activities in connection with our new antibody collaboration with sanofi-aventis, (ii) expand our Phase 3 VEGF Trap-Eye clinical program and our ARCALYST™ and aflibercept clinical programs, and (iii) increase our research and development headcount. Due to our new antibody collaboration with sanofi-aventis, we expect a greater proportion of our research and development expenses to be funded by our collaborators in 2008 than in 2007.

A primary driver of our expenses is our number of full-time employees. Our annual average headcount in 2007 was 627 compared with 573 in 2006 and 696 in 2005. In 2007 our average headcount increased primarily to support our expanded development programs for the VEGF Trap-Eye and ARCALYST™ and our plans to move our first antibody candidate into clinical trials. In 2006, our average headcount decreased primarily as a result of reductions made in the fourth quarter of 2005 and mid-year in 2006. These workforce reductions were associated with narrowing the focus of our research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of our collaboration with Procter & Gamble, and the completion of contract manufacturing for Merck in October 2006. In 2008, we expect our average headcount to increase to approximately 825-875 primarily to support the expansion of our research and development activities as described above, especially in connection with our new antibody collaboration with sanofi-aventis.

The planning, execution, and results of our clinical programs are significant factors that can affect our operating and financial results. In our clinical programs, key events in 2007 and plans for 2008 are as follows:

Product Candidate	2007 Events	2008 Events/Plans
ARCALYST™ (rilonacept; also known as IL-1 Trap)	• Completed the 24-week open-label safety extension phase of the Phase 3 trial in CAPS • FDA accepted BLA submission for CAPS • Granted Orphan Drug designation in CAPS in European Union • Reported positive results in exploratory proof-of-concept study in patients with chronic active gout • Initiated Phase 2 trial evaluating safety and efficacy of ARCALYST™ in preventing gout-induced flares in patients initiating allopurinol therapy	• Receive FDA review decision on BLA submission for CAPS (expected at the end of February 2008) • If marketing approval is obtained, launch ARCALYST™ commercially in CAPS • Evaluate ARCALYST™ in certain other disease indications in which IL-1 may play an important role
Aflibercept (VEGF Trap — Oncology)	• Sanofi-aventis initiated four Phase 3 trials of aflibercept in combination with standard chemotherapy regimens • NCI/CTEP initiated 10 studies of aflibercept • Reported interim results from Phase 2 single-agent trials in advanced ovarian cancer and in non-small cell lung adenocarcinoma • Initiated Japanese Phase 1 trial of aflibercept in combination with another investigational agent in patients with solid malignancies	• Sanofi-aventis to initiate a fifth Phase 3 study of aflibercept in combination with standard chemotherapy regimen • Report final data from Phase 2 single-agent trials in advanced ovarian cancer and in non-small cell lung adenocarcinoma • Complete enrollment of Phase 2 single-agent study in symptomatic malignant ascites (SMA) • Report interim data from the SMA Phase 2 trial • NCI/CTEP to begin to report data from trials • NCI/CTEP to initiate additional exploratory safety and efficacy studies
VEGF Trap-Eye (intravitreal injection)	• Initiated first Phase 3 trial in wet AMD in patients in the U.S. and Canada • Reported positive primary endpoint results and preliminary extended treatment results of Phase 2 trial in wet AMD • Reported positive results in Phase 1 trial in DME	• Initiate second Phase 3 trial in wet AMD in the European Union and certain other countries around the world • Explore additional eye disease indications

Product Candidate	2007 Events	2008 Events/Plans
Antibodies	• Entered global, strategic collaboration agreement with sanofi-aventis to discover, develop, and commercialize fully human monoclonal antibodies • Initiated Phase 1 trial for REGN88 in rheumatoid arthritis	• Initiate Phase 1 trial for the Dll4 antibody in oncology • Report data for Phase 1 trial of REGN88 in rheumatoid arthritis • Advance a third antibody candidate into clinical development

Collaborations

Our current collaboration agreements with sanofi-aventis and Bayer HealthCare, and our expired agreement with The Procter & Gamble Company, are summarized below.

The sanofi-aventis Group

Aflibercept

In September 2003, we entered into a collaboration agreement with Aventis Pharmaceuticals Inc. (predecessor to sanofi-aventis U.S.) to collaborate on the development and commercialization of aflibercept in all countries other than Japan, where we retained the exclusive right to develop and commercialize aflibercept. Sanofi-aventis made a non-refundable, up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of our Common Stock for $45.0 million.

In January 2005, we and sanofi-aventis amended the collaboration agreement to exclude, from the scope of the collaboration, the development and commercialization of aflibercept for intraocular delivery to the eye. In connection with this amendment, sanofi-aventis made a $25.0 million non-refundable payment to us.

In December 2005, we and sanofi-aventis amended our collaboration agreement to expand the territory in which the companies are collaborating on the development of aflibercept to include Japan. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable, up-front payment to us, which was received in January 2006. Under the collaboration agreement, as amended, we and sanofi-aventis will share co-promotion rights and profits on sales, if any, of aflibercept outside of Japan for disease indications included in our collaboration. In Japan, we are entitled to a royalty of approximately 35% on annual sales of aflibercept. We may also receive up to $400.0 million in milestone payments upon receipt of specified marketing approvals. This total includes up to $360.0 million in milestone payments related to the receipt of marketing approvals for up to eight aflibercept oncology and other indications in the United States or the European Union. Another $40.0 million of milestone payments relate to receipt of marketing approvals for up to five aflibercept oncology indications in Japan.

We have agreed to manufacture clinical supplies of aflibercept at our plant in Rensselaer, New York. Sanofi-aventis has agreed to be responsible for providing commercial scale manufacturing capacity for aflibercept.

Under the collaboration agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of aflibercept development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. Since inception of the collaboration through December 31, 2007, we and sanofi-aventis have incurred $306.8 million in agreed upon development expenses related to the aflibercept program. In addition, if the first commercial sale of an aflibercept product for intraocular delivery to the eye predates the first commercial sale of an aflibercept product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of aflibercept development expenses in accordance with a formula until the first commercial aflibercept sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of aflibercept development expenses will terminate and we will retain all rights to aflibercept.

Antibodies

In November 2007, we and sanofi-aventis entered into a global, strategic collaboration to discover, develop, and commercialize fully human monoclonal antibodies. The first therapeutic antibody to enter clinical development under the collaboration, REGN88, is an antibody to the Interleukin-6 receptor (IL-6R), which has started clinical trials in rheumatoid arthritis. The second is expected to be an antibody to Delta-like ligand-4 (Dll4), which is currently slated to enter clinical development in mid-2008.

The collaboration is governed by a Discovery and Preclinical Development Agreement and a License and Collaboration Agreement. We received a non-refundable, up-front payment of $85.0 million from sanofi-aventis under the discovery agreement. In addition, sanofi-aventis will fund up to $475.0 million of our research for identifying and validating potential drug discovery targets and developing fully human monoclonal antibodies against such targets through December 31, 2012, subject to specified funding limits of $75.0 million for the period from the collaboration's inception through December 31, 2008, and $100.0 million annually in each of the next four years. The discovery agreement will expire on December 31, 2012; however, sanofi-aventis has an option to extend the agreement for up to an additional three years for further antibody development and preclinical activities. We will lead the design and conduct of research activities, including target identification and validation, antibody development, research and preclinical activities through filing of an Investigational New Drug Application, toxicology studies, and manufacture of preclinical and clinical supplies.

For each drug candidate identified under the discovery agreement, sanofi-aventis has the option to license rights to the candidate under the license agreement. If it elects to do so, sanofi-aventis will co-develop the drug candidate with us through product approval. Under the license agreement, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis, except that following receipt of the first positive Phase 3 trial results for a co-developed drug candidate, subsequent Phase 3 trial-related costs for that drug candidate (called Shared Phase 3 Trial Costs) will be shared 80% by sanofi-aventis and 20% by us. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of development expenses that were fully funded by sanofi-aventis (or half of $0.7 million as of December 31, 2007) and 30% of Shared Phase 3 Trial Costs, in accordance with a defined formula based on the amounts of these expenses and our share of the collaboration profits from commercialization of collaboration products. If sanofi-aventis does not exercise its option to license rights to a particular drug candidate under the license agreement, we will retain the exclusive right to develop and commercialize such drug candidate, and sanofi-aventis will receive a royalty on sales, if any.

Sanofi-aventis will lead commercialization activities for products developed under the license agreement, subject to our right to co-promote such products. The parties will equally share profits and losses from sales within the United States. The parties will share profits outside the United States on a sliding scale based on sales starting at 65% (sanofi-aventis)/35% (us) and ending at 55% (sanofi-aventis)/45% (us), and losses outside the United States at 55% (sanofi-aventis)/45% (us). In addition to profit sharing, we are entitled to receive up to $250.0 million in sales milestone payments, with milestone payments commencing only if and after aggregate annual sales outside the United States exceed $1.0 billion on a rolling 12-month basis.

We are obligated to use commercially reasonable efforts to supply clinical requirements of each drug candidate under the collaboration until commercial supplies of that drug candidate are being manufactured.

With respect to each antibody product which enters development under the license agreement, sanofi-aventis or we may, by giving twelve months notice, opt-out of further development and/or commercialization of the product, in which event the other party retains exclusive rights to continue the development and/or commercialization of the product. We may also opt-out of the further development of an antibody product if we give notice to sanofi-aventis within thirty days of the date that sanofi-aventis enters joint development of such antibody product under the license agreement. Each of the discovery agreement and the license agreement contains other termination provisions, including for material breach by the other party and, in the case of the discovery agreement, a termination right for sanofi-aventis under certain circumstances, including if certain minimal criteria for the discovery program are not achieved. Prior to December 31, 2012, sanofi-aventis has the right to terminate the discovery agreement without cause with at least three months advance written notice; however, except under defined circumstances, sanofi-aventis would be obligated to immediately pay to us the full amount of unpaid research funding during the remaining term of the research agreement through December 31, 2012. Upon termination of the collaboration in its entirety, our obligation to reimburse sanofi-aventis for development costs out of any future profits from collaboration products will terminate.

In December 2007, we sold sanofi-aventis 12 million newly issued, unregistered shares of Common Stock at an aggregate cash price of $312.0 million, or $26.00 per share of Common Stock. As a condition to the closing of this transaction, sanofi-aventis entered into an investor agreement with us. Under the investor agreement, sanofi-aventis has three demand rights to require us to use all reasonable efforts to conduct a registered underwritten public offering with respect to shares of the Common Stock beneficially owned by sanofi-aventis immediately after the closing of the transaction. Until the later of the fifth anniversaries of the expiration or earlier termination of the license and collaboration agreement and the existing collaboration agreement with sanofi-aventis for the development and commercialization of aflibercept, sanofi-aventis will be bound by certain "standstill" provisions. These provisions include an agreement not to acquire more than a specified percentage of the outstanding shares of Class A Stock and Common Stock. The percentage is currently 25% and will increase to 30% after December 20, 2011. Sanofi-aventis has also agreed not to dispose of any shares of Common Stock that were beneficially owned by sanofi-aventis immediately after the closing of the transaction until December 20, 2012, subject to certain limited exceptions. Following December 20, 2012, sanofi-aventis will be permitted to sell shares of Common Stock (i) in a registered underwritten public offering undertaken pursuant to the demand registration rights granted to sanofi-aventis and described above, subject to the underwriter's broad distribution of securities sold, (ii) pursuant to Rule 144 under the Securities Act and transactions exempt from registration under the Securities Act, subject to a volume limitation of one million shares of Common Stock every three months and a prohibition on selling to beneficial owners, or persons that would become beneficial owners as a result of such sale, of 5% or more of the outstanding shares of Common Stock and (iii) into an issuer tender offer, or a tender offer by a third party that is recommended or not opposed by our Board of Directors. Sanofi-aventis has agreed to vote, and cause its affiliates to vote, all shares of our voting securities they are entitled to vote, at sanofi-aventis' election, either as recommended by our Board of Directors or proportionally with the votes cast by our other shareholders, except with respect to certain change of control transactions, liquidation or dissolution, stock issuances equal to or exceeding 10% of the then outstanding shares or voting rights of Common Shares, and new equity compensation plans or amendments if not materially consistent with our historical equity compensation practices. The rights and restrictions under the investor agreement are subject to termination upon the occurrence of certain events.

Bayer HealthCare LLC

In October 2006, we entered into a license and collaboration agreement with Bayer HealthCare to globally develop, and commercialize outside the United States, the VEGF Trap-Eye. Under the terms of the agreement, Bayer HealthCare made a non-refundable, up-front payment to us of $75.0 million. In August 2007, we received a $20.0 million milestone payment from Bayer HealthCare following dosing of the first patient in the Phase 3 study of the VEGF Trap-Eye in wet AMD, and are eligible to receive up to $90.0 million in additional development and regulatory milestones related to the VEGF Trap-Eye program. We are also eligible to receive up to an additional $135.0 million in sales milestones when and if total annual sales of the VEGF Trap-Eye outside the United States achieve certain specified levels starting at $200.0 million.

We will share equally with Bayer HealthCare in any future profits arising from the commercialization of the VEGF Trap-Eye outside the United States. If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, we will be obligated to reimburse Bayer HealthCare out of our share of the collaboration profits for 50% of the agreed upon development expenses that Bayer HealthCare has incurred (or half of $25.4 million at December 31, 2007) in accordance with a formula based on the amount of development expenses that Bayer HealthCare has incurred and our share of the collaboration profits, or at a faster rate at our option. Within the United States, we are responsible for any future commercialization of the VEGF Trap-Eye and retain exclusive rights to any future profits from commercialization.

Agreed upon development expenses incurred by both companies in 2007 under a global development plan were shared as follows: The first $50.0 million was shared equally and we were solely responsible for up to the next $40.0 million. Neither party was reimbursed for any development expenses that it incurred prior to 2007.

In 2008, agreed upon VEGF Trap-Eye development expenses incurred by both companies under a global development plan will be shared as follows: Up to the first $70.0 million will be shared equally, we are solely responsible for up to the next $30.0 million, and over $100.0 million will be shared equally. In 2009 and thereafter, all development expenses will be shared equally. We are also obligated to use commercially reasonable efforts to supply clinical and commercial product requirements.

Bayer HealthCare has the right to terminate the agreement without cause with at least six months or twelve months advance notice depending on defined circumstances at the time of termination. In the event of termination of the agreement for any reason, we retain all rights to the VEGF Trap-Eye.

For the period from the collaboration's inception in October 2006 through September 30, 2007, all up-front licensing, milestone, and cost-sharing payments received or receivable from Bayer HealthCare had been fully deferred and included in deferred revenue for financial statement purposes. In the fourth quarter of 2007, we and Bayer HealthCare approved a global development plan for the VEGF Trap-Eye in wet AMD. The plan includes estimated development steps, timelines, and costs, as well as the projected responsibilities of each of the companies. In addition, in the fourth quarter of 2007, we and Bayer HealthCare reaffirmed the companies' commitment to a DME development program and had initial estimates of development costs for the VEGF Trap-Eye in DME. As a result, effective in the fourth quarter of 2007, we determined the appropriate accounting policy for payments from Bayer HealthCare and cost-sharing of our and Bayer HealthCare's VEGF Trap-Eye development expenses, and the financial statement classifications and periods in which past and future payments from Bayer HealthCare (including the $75.0 million up-front payment and development and regulatory milestone payments) and cost-sharing of VEGF Trap-Eye development expenses will be recognized in our Statement of Operations.

The Procter & Gamble Company

In May 1997, we entered into a long-term collaboration with Procter & Gamble to discover, develop, and commercialize pharmaceutical products, and Procter & Gamble agreed to provide funding in support of our research efforts related to the collaboration. In accordance with the companies' collaboration agreement, Procter & Gamble was obligated to fund our research on therapeutic areas that were of particular interest to Procter & Gamble through December 2005, with no further research obligations by either party thereafter. Under the collaboration agreement, research support from Procter & Gamble was $2.5 million per quarter, plus annual adjustments for inflation, through December 2005.

In June 2005, we and Procter & Gamble amended our collaboration agreement. Under the terms of the modified agreement, the two companies agreed that the research activities being pursued under the collaboration agreement were completed on June 30, 2005, six months prior to the December 31, 2005 expiration date in the collaboration agreement. Procter & Gamble agreed to make a one-time $5.6 million payment to Regeneron, which was received in July 2005, and to fund our research under the agreement through the second quarter of 2005. We agreed to pay Procter & Gamble approximately $1.0 million to acquire certain capital equipment owned by Procter & Gamble and located at our facilities. We and Procter & Gamble divided rights to research programs and preclinical product candidates that were developed during the research term of the collaboration. Neither party has the right to participate in the development or commercialization of the other party's product candidates. We are entitled to receive royalties based on any future product sales of a Procter & Gamble preclinical candidate arising from the collaboration, and Procter & Gamble is entitled to receive a small royalty on any sales of a single Regeneron candidate that is not currently being developed. Neither party is entitled to receive either royalties or other payments based on any other products arising from the collaboration.

Other Agreements

AstraZeneca

In February 2007, we entered into a non-exclusive license agreement with AstraZeneca UK Limited that allows AstraZeneca to utilize our *VelocImmune* technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, AstraZeneca made a $20.0 million non-refundable, up-front payment to us. AstraZeneca is required to make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. We are entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by AstraZeneca using our *VelocImmune* technology.

Astellas

In March 2007, we entered into a non-exclusive license agreement with Astellas Pharma Inc. that allows Astellas to utilize our *VelocImmune* technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, Astellas made a $20.0 million non-refundable, up-front payment to us. Astellas is required to make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. We are entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by Astellas using our *VelocImmune* technology.

National Institutes of Health

In September 2006, we were awarded a five-year grant from the National Institutes of Health (NIH) as part of the NIH's Knockout Mouse Project. The goal of the Knockout Mouse Project is to build a comprehensive and broadly available resource of knockout mice to accelerate the understanding of gene function and human diseases. We use our *VelociGene®* technology to take aim at 3,500 of the most difficult genes to target and which are not currently the focus of other large-scale knockout mouse programs. We also agreed to grant a limited license to a consortium of research institutions, the other major participants in the Knockout Mouse Project, to use components of our *VelociGene* technology in the Knockout Mouse Project. We are generating a collection of targeting vectors and targeted mouse embryonic stem cells (ES cells) which can be used to produce knockout mice. These materials will be made widely available to academic researchers without charge. We will receive a fee for each targeted ES cell line or targeting construct made by us or the research consortium and transferred to commercial entities.

Under the NIH grant, we are entitled to receive a minimum of $17.9 million over a five-year period. We will receive another $1.0 million to optimize our existing C57BL/6 ES cell line and its proprietary growth medium, both of which will be supplied to the research consortium for its use in the Knockout Mouse Project. We have the right to use, for any purpose, all materials generated by us and the research consortium.

Accounting for Stock-based Employee Compensation

Effective January 1, 2005, we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of Statement of Financial Accounting Standards No. (SFAS) 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* As a result, in 2005, we recognized compensation expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards using graded vesting, which is an accelerated expense recognition method. Under the modified prospective method, compensation expense for Regeneron is recognized for (a) all share based payments granted on or after January 1, 2005 and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in Accounting Principles Board Opinion No. (APB) 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period operating results were not restated.

Effective January 1, 2006, we adopted the provisions of SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R requires companies to estimate the number of awards that are expected to be forfeited at the time of grant and to revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Effective January 1, 2005, and prior to our adoption of SFAS 123R, we recognized the effect of forfeitures in stock-based compensation cost in the period when they occurred, in accordance with SFAS 123. Upon adoption of SFAS 123R effective January 1, 2006, we were required to record a cumulative effect adjustment to reflect the effect of estimated forfeitures related to outstanding awards that were not expected to vest as of the SFAS 123R adoption date. This adjustment reduced our loss by $0.8 million and is included in our operating results for the year ended December 31, 2006 as a cumulative-effect adjustment of a change in accounting principle. Exclusive of the cumulative-effect adjustment, the effect of the change from applying the provisions of SFAS 123 to applying the provisions of SFAS 123R on our loss from operations, net loss, and net loss per share for the year ended December 31, 2006 was not significant, and there was no impact to our cash flows for the year ended December 31, 2006.

Non-cash stock-based employee compensation expense related to stock option awards (Stock Option Expense) recognized in operating expenses totaled $28.0 million, $18.4 million, and $19.9 million for the years ended December 31, 2007, 2006, and 2005, respectively. In addition, for the year ended December 31, 2005, $0.1 million of Stock Option Expense was capitalized into inventory. As of December 31, 2007, there was $60.6 million of stock-based compensation cost related to outstanding nonvested stock options, net of estimated forfeitures, which had not yet been recognized in operating expenses. We expect to recognize this compensation cost over a weighted-average period of 1.8 years. In addition, there are 723,092 options which are unvested as of December 31, 2007 and would become vested upon our products achieving certain sales targets and the optionee satisfying certain service conditions. Potential compensation cost, measured on the grant date, related to these performance options totals $2.7 million and will begin to be recognized only if, and when, these options' performance condition is considered to be probable of attainment.

Assumptions

We use the Black-Scholes model to estimate the fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on our Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility has been estimated based on actual movements in our stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on our limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future. The following table summarizes the weighted average values of the assumptions we used in computing the fair value of option grants during 2007, 2006, and 2005:

	2007	2006	2005
Expected volatility	53%	67%	71%
Expected lives from grant date	5.6 years	6.5 years	5.9 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.60%	4.51%	4.16%

Changes in any of these assumptions may materially affect the fair value of stock options granted and the amount of stock-based compensation recognized in any period.

Results of Operations

Years Ended December 31, 2007 and 2006

Net Loss:

Regeneron reported a net loss of $105.6 million, or $1.59 per share (basic and diluted), for the year ended December 31, 2007, compared to a net loss of $102.3 million, or $1.77 per share (basic and diluted) for 2006.

Revenues:

Revenues for the years ended December 31, 2007 and 2006 consist of the following:

	2007	2006
	(In millions)	
Contract research & development revenue		
Sanofi-aventis	$ 51.7	$47.8
Bayer HealthCare	35.9	
Other	9.0	3.3
Total contract research & development revenue	96.6	51.1
Contract manufacturing revenue		12.3
Technology licensing revenue	28.4	
Total revenue	$125.0	$63.4

We recognize revenue from sanofi-aventis, in connection with our aflibercept and antibody collaborations, in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104) and FASB Emerging Issue Task Force Issue No. 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21) (see "Critical Accounting Policies and Significant Judgments and Estimates"). We earn contract research and development revenue from sanofi-aventis which, as detailed below, consists partly of reimbursement for research and development expenses and partly of the recognition of revenue related to non-refundable, up-front payments of $105.0 million related to the aflibercept collaboration and $85.0 million related to the antibody collaboration. Non-refundable, up-front payments are recorded as deferred revenue and recognized over the period over which we are obligated to perform services. We estimate our performance periods based on the specific terms of the collaboration agreements, and adjust the performance periods, if appropriate, based on the applicable facts and circumstances.

Sanofi-aventis Contract Research & Development Revenue	December 31, 2007	2006
	(In millions)	
Aflibercept:		
Regeneron expense reimbursement	$38.3	$36.4
Recognition of deferred revenue related to up-front payments	8.8	11.4
Total aflibercept	47.1	47.8
Antibody:		
Regeneron expense reimbursement	3.7	
Recognition of deferred revenue related to up-front payments	0.9	
Total antibody	4.6	
Total sanofi-aventis contract research & development revenue	$51.7	$47.8

Sanofi-aventis' reimbursement of Regeneron's aflibercept expenses increased in 2007 compared to 2006, primarily due to higher preclinical and clinical development costs. Recognition of deferred revenue related to sanofi-aventis' up-front aflibercept payments decreased in 2007 from 2006 due to an extension of the estimated performance period over which this deferred revenue is being recognized. As of December 31, 2007, $61.2 million of the original $105.0 million of up-front payments related to aflibercept was deferred and will be recognized as revenue in future periods.

In 2007, sanofi-aventis' reimbursement of Regeneron's antibody expenses consisted of $3.0 million under the collaboration's discovery agreement and $0.7 million of REGN88 development costs under the license agreement. Recognition of deferred revenue under the antibody collaboration related to sanofi-aventis' $85.0 million up-front payment. As of December 31, 2007, $84.1 million of this up-front payment was deferred and will be recognized as revenue in future periods.

As described above, effective in the fourth quarter of 2007, the Company determined the appropriate accounting policy for payments from Bayer HealthCare. The $75.0 million up-front licensing payment and the $20.0 million milestone payment (which was received in August 2007 and not considered substantive) from Bayer HealthCare are being recognized as contract research and development revenue over the related estimated performance period in accordance with SAB 104 and EITF 00-21. In periods when we recognize VEGF Trap-Eye development expenses that we incur under the collaboration, we also recognize, as contract research and development revenue, the portion of those VEGF Trap-Eye development expenses that is reimbursable from Bayer HealthCare. In periods when Bayer HealthCare incurs agreed upon VEGF Trap-Eye development expenses that benefit the collaboration and Regeneron, we also recognize, as additional research and development expense, the portion of Bayer HealthCare's VEGF Trap-Eye development expenses that we are obligated to reimburse. In the fourth quarter of 2007, when we commenced recognizing previously deferred payments from Bayer HealthCare and cost-sharing of our and Bayer HealthCare's 2007 VEGF Trap-Eye development expenses, we recognized, as a cumulative catch-up, contract research and development revenue of $35.9 million, consisting of (i) $15.9 million related to the $75.0 million up-front licensing payment and the $20.0 million milestone payment, and (ii) $20.0 million related to the portion of our 2007 VEGF Trap-Eye development expenses that is reimbursable from Bayer HealthCare. As of December 31, 2007, $79.1 million of the up-front licensing and milestone payments was deferred and will be recognized as revenue in future periods.

Other contract research and development revenue includes $5.5 million and $0.5 million, respectively, recognized in connection with our five-year grant from the NIH, which we were awarded in September 2006 as part of the NIH's Knockout Mouse Project.

Contract manufacturing revenue in 2006 related to our long-term agreement with Merck & Co., Inc., which expired in October 2006, to manufacture a vaccine intermediate at our Rensselaer, New York facility. Revenue and the related manufacturing expense were recognized as product was shipped, after acceptance by Merck. Included in contract manufacturing revenue in 2006 was $1.2 million of deferred revenue associated with capital improvement reimbursements paid by Merck prior to commencement of production. We do not expect to receive any further contract manufacturing revenue from Merck.

In connection with our license agreement with AstraZeneca, as described above, the $20.0 million non-refundable, up-front payment, which we received in February 2007, was deferred and is being recognized as revenue ratably over the twelve month period beginning in February 2007. In connection with our license agreement with Astellas, as described above, the $20.0 million non-refundable, up-front payment, which we received in April 2007, was deferred and is being recognized as revenue ratably over the twelve month period beginning in June 2007. For the year ended December 31, 2007, we recognized $28.4 million of technology licensing revenue related to these agreements.

Expenses:

Total operating expenses increased to $239.5 million in 2007 from $171.1 million in 2006. Our average employee headcount in 2007 increased to 627 from 573 in 2006, primarily to support our expanded development programs for the VEGF Trap-Eye and ARCALYST™ and our activities to move our first antibody candidate (REGN88) into clinical trials. Operating expenses in 2007 and 2006 include a total of $28.0 million and $18.4 million of Stock Option Expense, respectively, as detailed below:

	For the Year Ended December 31, 2007		
Expenses	Expenses Before Inclusion of Stock Option Expense	Stock Option Expense	Expenses as Reported
		(In millions)	
Research and development	$185.5	$16.1	$201.6
General and administrative	26.0	11.9	37.9
Total operating expenses	$211.5	$28.0	$239.5

	For the Year Ended December 31, 2006		
Expenses	Expenses Before Inclusion of Stock Option Expense	Stock Option Expense	Expenses as Reported
		(In millions)	
Research and development	$126.9	$10.2	$137.1
Contract manufacturing	7.8	0.3	8.1
General and administrative	18.0	7.9	25.9
Total operating expenses	$152.7	$18.4	$171.1

The increase in total Stock Option Expense in 2007 was primarily due to the higher fair market value of our Common Stock on the date of our annual employee option grants made in December 2006 in comparison to the fair market value of our Common Stock on the dates of annual employee option grants made in recent prior years.

Research and Development Expenses:

Research and development expenses increased to $201.6 million for the year ended December 31, 2007 from $137.1 million for 2006. The following table summarizes the major categories of our research and development expenses for the years ended December 31, 2007 and 2006:

	Year Ended December 31,		
Research and Development Expenses	2007	2006	Increase (Decrease)
		(In millions)	
Payroll and benefits (1)	$ 60.6	$ 44.8	$15.8
Clinical trial expenses	37.6	14.9	22.7
Clinical manufacturing costs (2)	47.0	39.2	7.8
Research and preclinical development costs	23.2	17.5	5.7
Occupancy and other operating costs	22.6	20.7	1.9
Cost-sharing of Bayer HealthCare VEGF Trap-Eye development expenses (3)	10.6		10.6
Total research and development	$201.6	$137.1	$64.5

(1) Includes $13.1 million and $8.4 million of Stock Option Expense for the years ended December 31, 2007 and 2006, respectively.

(2) Represents the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, including related payroll and benefits, Stock Option Expense, manufacturing materials and supplies,

depreciation, and occupancy costs of our Rensselaer manufacturing facility. Includes $3.0 million and $1.8 million of Stock Option Expense for the years ended December 31, 2007 and 2006, respectively.

(3) Under our collaboration with Bayer HealthCare, in periods when Bayer HealthCare incurs VEGF Trap-Eye development expenses, we also recognize, as additional research and development expense, the portion of their VEGF Trap-Eye development expenses that we are obligated to reimburse. In the fourth quarter of 2007, when we commenced recognizing cost-sharing of our and Bayer HealthCare's 2007 VEGF Trap-Eye development expenses, we recognized as additional research and development expense a cumulative catch-up of $10.6 million of VEGF Trap-Eye development expenses that we were obligated to reimburse to Bayer HealthCare.

Payroll and benefits increased primarily due to the increase in employee headcount, as described above, annual compensation increases effective in 2007, and higher Stock Option Expense, as described above. Clinical trial expenses increased due primarily to higher costs related to our Phase 3 study of the VEGF Trap-Eye in wet AMD, which we initiated in the third quarter of 2007, and our ongoing Phase 1 and 2 studies of the VEGF Trap-Eye in wet AMD. Clinical manufacturing costs increased due primarily to higher costs related to manufacturing ARCALYST™ and preclinical and clinical supplies of REGN88, which were partly offset by lower costs related to manufacturing aflibercept and the VEGF Trap-Eye. Research and preclinical development costs increased primarily due to higher costs related to our human monoclonal antibody programs, including REGN88, and utilization of our proprietary technology platforms. Occupancy and other operating costs primarily increased in connection with higher Company headcount and to support our expanded research and development activities.

We budget our research and development costs by expense category, rather than by project. We also prepare estimates of research and development cost for projects in clinical development, which include direct costs and allocations of certain costs such as indirect labor, Stock Option Expense, and manufacturing and other costs related to activities that benefit multiple projects, and, under our collaboration with Bayer HealthCare, the portion of Bayer HealthCare's VEGF Trap-Eye development expenses that we are obligated to reimburse. Our estimates of research and development costs for clinical development programs are shown below:

Project Costs	Year Ended December 31, 2007	2006	Increase (Decrease)
		(In millions)	
ARCALYST™	$ 38.1	$ 29.6	$ 8.5
Aflibercept	33.7	30.7	3.0
VEGF Trap-Eye	53.7	21.9	31.8
REGN88	13.6		13.6
Other research programs & unallocated costs	62.5	54.9	7.6
Total research and development expenses	$201.6	$137.1	$64.5

Drug development and approval in the United States is a multi-step process regulated by the FDA. The process begins with discovery and preclinical evaluation, leading up to the submission of an IND to the FDA which, if successful, allows the opportunity for study in humans, or clinical study, of the potential new drug. Clinical development typically involves three phases of study: Phase 1, 2, and 3. The most significant costs in clinical development are in Phase 3 clinical trials, as they tend to be the longest and largest studies in the drug development process. Following successful completion of Phase 3 clinical trials for a biological product, a biologics license application (or BLA) must be submitted to, and accepted by, the FDA, and the FDA must approve the BLA prior to commercialization of the drug. It is not uncommon for the FDA to request additional data following its review of a BLA, which can significantly increase the drug development timeline and expenses. We may elect either on our own, or at the request of the FDA, to conduct further studies that are referred to as Phase 3B and 4 studies. Phase 3B studies are initiated and either completed or substantially completed while the BLA is under FDA review. These studies are conducted under an IND. Phase 4 studies, also referred to as post-marketing studies, are studies that are initiated and conducted after the FDA has approved a product for marketing. In addition, as discovery research, preclinical development, and clinical programs progress, opportunities to expand development of drug candidates into new disease indications can emerge. We may elect to add such new disease indications to our development efforts (with the approval of our collaborator for joint development programs), thereby extending the period in which we will be developing a product. For example, we, and our collaborators, where applicable, continue to explore further development of ARCALYST™, aflibercept, and the VEGF Trap-Eye in different disease indications.

There are numerous uncertainties associated with drug development, including uncertainties related to safety and efficacy data from each phase of drug development, uncertainties related to the enrollment and performance of clinical trials, changes in regulatory requirements, changes in the competitive landscape affecting a product candidate, and other risks and uncertainties described in Item 1A, "Risk Factors" under "Risks Related to Development of Our Product Candidates," "Regulatory and Litigation Risks," and "Risks Related to Commercialization of Products." The lengthy process of seeking FDA approvals, and subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or delay in obtaining, regulatory approvals could materially adversely affect our business.

For these reasons and due to the variability in the costs necessary to develop a product and the uncertainties related to future indications to be studied, the estimated cost and scope of the projects, and our ultimate ability to obtain governmental approval for commercialization, accurate and meaningful estimates of the total cost to bring our product candidates to market are not available. Similarly, we are currently unable to reasonably estimate if our product candidates will generate product revenues and material net cash inflows. In the second quarter of 2007, we submitted a BLA for ARCALYST™ for the treatment of CAPS, a group of rare genetic disorders. We cannot predict whether or when the commercialization of ARCALYST™ in CAPS will result in a material net cash inflow to us.

Contract Manufacturing Expenses:

We had no contract manufacturing expenses in 2007 compared to $8.1 million in 2006, due to the expiration of our manufacturing agreement with Merck in October 2006.

General and Administrative Expenses:

General and administrative expenses increased to $37.9 million in 2007 from $25.9 million in the same period of 2006 primarily due to (i) higher Stock Option Expense, as described above, (ii) higher compensation expense principally due to annual increases effective in 2007 and higher administrative headcount to support our expanded research and development activities, (iii) recruitment and related costs associated with expanding our headcount in 2007, (iv) higher fees for consultants and other professional services on various corporate matters, and (v) market research and related expenses incurred in 2007 in connection with our ARCALYST™ and VEGF Trap-Eye programs.

Other Income and Expense:

Investment income increased to $20.9 million in 2007 from $16.5 million in 2006, resulting primarily from higher balances of cash and marketable securities (due, in part, to the up-front payment received from Bayer HealthCare in October 2006, as described above, and the receipt of net proceeds from the November 2006 public offering of our Common Stock). This increase was partly offset by a $5.9 million charge in 2007 related to marketable securities which we considered to be other than temporarily impaired in value. In the second half of 2007, deterioration in the credit quality of marketable securities from two issuers has subjected us to the risk of being unable to recover their full principal value, which totals $14.0 million. Interest expense was $12.0 million in 2007 and 2006. Interest expense is attributable primarily to $200.0 million of convertible notes issued in October 2001, which mature in October 2008 and bear interest at 5.5% per annum.

Years Ended December 31, 2006 and 2005

Net Loss:

Regeneron reported a net loss of $102.3 million, or $1.77 per share (basic and diluted), for the year ended December 31, 2006, compared to a net loss of $95.4 million, or $1.71 per (basic and diluted) for 2005.

Revenues:

Revenues for the years ended December 31, 2006 and 2005 consist of the following:

	2006	2005
	(In millions)	
Contract research & development revenue		
Sanofi-aventis	$47.8	$43.4
Procter & Gamble		6.0
Other	3.3	3.1
Total contract research & development revenue	51.1	52.5
Contract manufacturing revenue	12.3	13.7
Total revenue	$63.4	$66.2

We earn contract research and development revenue from sanofi-aventis which, as detailed below, consists partly of reimbursement for research and development expenses and partly of the recognition of revenue related to a total of $105.0 million of non-refundable, up-front payments received in 2003 and 2006. Non-refundable, up-front payments are recorded as deferred revenue and recognized over the period over which we are obligated to perform services. We estimate our performance period based on the specific terms of each agreement, and adjust the performance periods, if appropriate, based on the applicable facts and circumstances.

	December 31,	
Sanofi-aventis Contract Research & Development Revenue	2006	2005
	(In millions)	
Regeneron expense reimbursement	$36.4	$33.9
Recognition of deferred revenue related to up-front payments	11.4	9.5
Total	$47.8	$43.4

Sanofi-aventis' reimbursement of Regeneron aflibercept expenses increased in 2006 compared to 2005, primarily due to higher costs related to our manufacture of aflibercept clinical supplies during the first half of 2006. Recognition of deferred revenue related to sanofi-aventis' up-front payments also increased in 2006 from the same period in 2005, due to our receipt in January 2006 of a $25.0 million non-refundable, up-front payment from sanofi-aventis related to the expansion of the companies' aflibercept collaboration to include Japan. As of December 31, 2006, $70.0 million of the original $105.0 million of up-front payments was deferred and will be recognized as revenue in future periods.

Contract research and development revenue earned from Procter & Gamble decreased in 2006 compared to 2005, as the research activities being pursued under our December 2000 collaboration agreement with Procter & Gamble, as amended, were completed on June 30, 2005, as described above under "Collaborations — The Procter & Gamble Company." Since the second quarter of 2005, we have not received, and do not expect to receive, any further contract research and development revenue from Procter & Gamble.

In October 2006 we entered into our VEGF Trap-Eye collaboration with Bayer HealthCare. In the fourth quarter of 2007, we determined the appropriate accounting policy for payments from Bayer HealthCare and, in 2007, commenced recognizing previously deferred payments in our Statement of Operations through a cumulative catch-up, as described above. Accordingly, there was no contract research and development revenue earned from Bayer HealthCare in 2006. As of December 31, 2006, the $75.0 million up-front payment received from Bayer HealthCare in October 2006 was deferred and will be recognized as revenue in future periods.

Other contract research and development revenue includes $0.5 million recognized in connection with our NIH Grant, as described above.

Contract manufacturing revenue relates to our long-term agreement with Merck, which expired in October 2006, to manufacture a vaccine intermediate at our Rensselaer facility. Contract manufacturing revenue decreased in 2006 compared to 2005 due to a decrease in product shipments to Merck in 2006. Revenue and the related manufacturing expense were recognized as product was shipped, after acceptance by Merck. Included in contract manufacturing revenue in 2006 and 2005 were $1.2 million and $1.4 million, respectively, of deferred revenue associated with capital improvement reimbursements paid by Merck prior to commencement of production. We do not expect to receive any further contract manufacturing revenue from Merck and there was no Merck deferred revenue as of the end of 2006.

Expenses:

Total operating expenses decreased to $171.1 million in 2006 from $190.6 million in 2005 due, in part, to our lower headcount, as described above. (Also see "Severance Costs" below.)

Operating expenses in 2006 and 2005 include a total of $18.4 million and $19.9 million of Stock Option Expense, respectively, as detailed below:

	For the Year Ended December 31, 2006		
Expenses	**Expenses Before Inclusion of Stock Option Expense**	**Stock Option Expense**	**Expenses as Reported**
Research and development	$126.9	$10.2	$137.1
Contract manufacturing	7.8	0.3	8.1
General and administrative	18.0	7.9	25.9
Total operating expenses	$152.7	$18.4	$171.1

	For the Year Ended December 31, 2005		
Expenses	**Expenses Before Inclusion of Stock Option Expense**	**Stock Option Expense**	**Expenses as Reported**
Research and development	$143.7	$11.9	$155.6
Contract manufacturing	9.2	0.4	9.6
General and administrative	17.8	7.6	25.4
Total operating expenses	$170.7	$19.9	$190.6

Research and Development Expenses:

Research and development expenses decreased to $137.1 million for the year ended December 31, 2006 from $155.6 million for 2005. The following table summarizes the major categories of our research and development expenses for the years ended December 31, 2006 and 2005:

	Year Ended December 31,		
Research and Development Expenses	**2006**	**2005**	**Increase (Decrease)**
Payroll and benefits (1)	$ 44.8	$ 53.6	$ (8.8)
Clinical trial expenses	14.9	18.2	(3.3)
Clinical manufacturing costs (2)	39.2	41.6	(2.4)
Research and preclinical development costs	17.5	19.2	(1.7)
Occupancy and other operating costs	20.7	23.0	(2.3)
Total research and development	$137.1	$155.6	$(18.5)

(1) Includes $8.4 million and $10.5 million of Stock Option Expense for the years ended December 31, 2006 and 2005, respectively.

(2) Represents the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, including related payroll and benefits, Stock Option Expense, manufacturing materials and supplies, depreciation, and occupancy costs of our Rensselaer manufacturing facility. Includes $1.8 million and $1.4 million of Stock Option Expense for the years ended December 31, 2006 and 2005, respectively.

Payroll and benefits decreased principally due to our lower headcount in 2006. In addition, payroll and benefits in 2006 and 2005 included $0.4 million and $2.2 million, respectively, of severance costs associated with our workforce reduction plan that we initiated in October 2005. Clinical trial expenses decreased primarily due to lower ARCALYST™ costs in 2006 as we discontinued clinical development of ARCALYST™ in adult rheumatoid arthritis and osteoarthritis in the second half of 2005. This decrease was partly offset by higher 2006 VEGF Trap-Eye costs related to Phase 1 and Phase 2 clinical trials that we are conducting in wet AMD. Clinical manufacturing costs decreased because of lower costs in 2006 related to manufacturing ARCALYST™ clinical supplies, which were partially offset by higher costs related to manufacturing aflibercept clinical supplies. Research and preclinical development costs decreased principally because of lower costs for general research supplies in 2006 as we narrowed the focus of our research and development efforts due, in part, to the expiration of our collaboration with Procter & Gamble in June 2005, as described above. Occupancy and other operating costs decreased primarily due to our lower 2006 headcount and lower costs for utilities associated with our leased research facilities in Tarrytown, New York.

We budget our research and development costs by expense category, rather than by project. We also prepare estimates of research and development cost for projects in clinical development, which include direct costs and allocations of certain costs such as indirect labor, non-cash stock-based employee compensation expense related to stock option awards, and manufacturing and other costs related to activities that benefit multiple projects. Our estimates of research and development costs for clinical development programs are shown below:

	Year Ended December 31,		
Project Costs	2006	2005	Increase (Decrease)
		(In millions)	
ARCALYST™	$ 29.6	$ 57.2	$(27.6)
Aflibercept	30.7	27.8	2.9
VEGF Trap-Eye	21.9	9.3	12.6
Other research programs & unallocated costs	54.9	61.3	(6.4)
Total research and development expenses	$137.1	$155.6	$(18.5)

For the reasons described above under "Research and Development Expenses" for the years ended December 31, 2007 and 2006, and due to the variability in the costs necessary to develop a product and the uncertainties related to future indications to be studied, the estimated cost and scope of the projects, and our ultimate ability to obtain governmental approval for commercialization, accurate and meaningful estimates of the total cost to bring our product candidates to market are not available. Similarly, we are currently unable to reasonably estimate if our product candidates will generate product revenues and material net cash inflows.

Contract Manufacturing Expenses:

Contract manufacturing expenses decreased to $8.1 million in 2006, compared to $9.6 million in 2005, primarily because we shipped less product to Merck in 2006.

General and Administrative Expenses:

General and administrative expenses increased to $25.9 million in 2006 from $25.4 million in the same period of 2005 as higher legal expenses related to general corporate matters and higher patent- and trademark-related costs were partly offset by lower professional fees for internal audit and other administrative advisory services and lower administrative facility costs.

Other Income and Expense:

In June 2005, we and Procter & Gamble amended our collaboration agreement and agreed that the research activities of both companies under the collaboration agreement were completed. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to us, which we recognized as other contract income in 2005. In January 2005, we and sanofi-aventis amended our collaboration agreement to exclude rights to develop and commercialize aflibercept for intraocular delivery to the eye. In connection with the amendment, sanofi-aventis made a one-time $25.0 million payment to us, which we recognized as other contract income in 2005.

Investment income increased to $16.5 million in 2006 from $10.4 million in 2005, due primarily to higher balances of cash and marketable securities (due, in part, to the up-front payment received from Bayer HealthCare in October 2006, as described above, and the receipt of net proceeds from the November 2006 public offering of our Common Stock), as well as higher effective interest rates on investment securities in 2006. Interest expense was $12.0 million in 2006 and 2005. Interest expense is attributable primarily to $200.0 million of convertible notes issued in October 2001, which mature in 2008 and bear interest at 5.5% per annum.

Liquidity and Capital Resources

Since our inception in 1988, we have financed our operations primarily through offerings of our equity securities, a private placement of convertible debt, payments earned under our past and present research and development and contract manufacturing agreements, including our agreements with sanofi-aventis, Bayer HealthCare, and Merck, and investment income.

Years Ended December 31, 2007 and 2006

At December 31, 2007, we had $846.3 million in cash, cash equivalents, restricted cash and marketable securities compared with $522.9 million at December 31, 2006. In connection with our non-exclusive license agreements with AstraZeneca and Astellas, as described above, AstraZeneca and Astellas each made an up-front payment to us of $20.0 million in February and April 2007, respectively. In August 2007, we received a $20.0 million milestone payment from Bayer HealthCare following dosing of the first patient in our Phase 3 study of the VEGF Trap-Eye in wet AMD. In December 2007, we received an $85.0 million upfront payment in connection with our new collaboration with sanofi-aventis to discover, develop, and commercialize fully human monoclonal antibodies. Sanofi-aventis also purchased 12 million newly issued, unregistered shares of our Common Stock in December 2007 for gross proceeds to us of $312.0 million.

Cash Provided by Operations:

Net cash provided by operations was $27.4 million in 2007 and $23.1 million in 2006, and net cash used in operations was $30.3 million in 2005. Our net losses of $105.6 million in 2007, $102.3 million in 2006, and $95.4 million in 2005 included $28.1 million, $18.7 million, and $21.9 million, respectively, of non-cash stock-based employee compensation costs, consisting primarily of Stock Option Expense. Our net losses also included depreciation and amortization of $11.5 million, $14.6 million, and $15.5 million in 2007, 2006, and 2005, respectively, and a $5.9 million non-cash charge in 2007 related to marketable securities which we considered to be other than temporarily impaired in value.

In 2007, end-of-year accounts receivable increased by $10.8 million compared to 2006 due to higher receivable balances related to our collaborations with sanofi-aventis and Bayer HealthCare. Also, prepaid expenses and other assets increased $9.6 million at December 31, 2007 compared to end-of-year 2006 due primarily to higher prepaid clinical trial costs. At December 31, 2007, our deferred revenue balances increased by $89.8 million, compared to end-of-year 2006, due primarily to (i) the $85.0 million up-front payment received from sanofi-aventis, (ii) the $20.0 million milestone payment from Bayer HealthCare which was deemed to be non-substantive and fully deferred, and (iii) the two $20.0 million up-front payments received from each of AstraZeneca and Astellas, all as described above, partly offset by 2007 revenue recognition, principally from these deferred payments and prior year deferred payments from sanofi-aventis and Bayer HealthCare, in our Statement of Operations. Accounts payable, accrued expenses, and other liabilities increased $18.2 million at December 31, 2007 compared to end-of-year 2006 primarily due to a $4.9 million cost-sharing payment due to Bayer Healthcare in connection with the companies' VEGF Trap-Eye collaboration and higher accruals in 2007 for payroll costs and clinical-related expenses.

In 2006, end-of-year accounts receivable balances decreased by $29.0 million compared to 2005, due to the January 2006 receipt of a $25.0 million up-front payment from sanofi-aventis, which was receivable at December 31, 2005, in connection with an amendment to our aflibercept collaboration to include Japan, and lower amounts due from sanofi aventis for reimbursement of aflibercept development expenses. Also, our deferred revenue balances at December 31, 2006 increased by $60.8 million compared to end-of-year 2005, due primarily to the October 2006 $75.0 million up-front payment from Bayer, as described above, partly offset by 2006 revenue recognition from deferred sanofi-aventis up-front payments. In 2005, our deferred revenue balances increased by $14.5 million compared to 2004, due primarily to the January 2006 $25.0 million up-front payment from sanofi-aventis, which was receivable at December 31, 2005, partly offset by 2005 revenue recognition from deferred sanofi-aventis up-front payments.

The majority of our cash expenditures in 2007, 2006, and 2005 were to fund research and development, primarily related to our clinical programs and, in 2007, our preclinical human monoclonal antibody programs. In 2007, 2006, and 2005, we made two semi-annual interest payments totaling $11.0 million per year on our convertible senior subordinated notes.

Cash Provided by Investing Activities:

Net cash used in investing activities was $85.7 million in 2007 and $155.1 million in 2006, and net cash provided by investing activities was $115.5 million in 2005. In 2007 and 2006, purchases of marketable securities exceeded sales or maturities by $67.3 million and $150.7 million, respectively, whereas in 2005, sales or maturities of marketable securities exceeded purchases by $120.5 million. In addition, capital expenditures in 2007 included the purchase of land and a building in Rensselaer, NY for $9.0 million.

Cash Provided by Financing Activities:

Cash provided by financing activities was $319.4 million in 2007, $185.4 million in 2006, and $4.1 million in 2005. In 2007, sanofi-aventis purchased 12 million newly issued, unregistered shares of our Common Stock for gross proceeds to us of $312.0 million. In 2006, we completed a public offering of 7.6 million shares of our Common Stock and received proceeds, after expenses, of $174.6 million. In addition, proceeds from issuances of Common Stock in connection with exercises of employee stock options were $7.6 million in 2007, $10.4 million in 2006, and $4.1 million in 2005.

Collaborations with the sanofi-aventis Group:

Aflibercept

Under our aflibercept collaboration agreement with sanofi-aventis, as described under "Collaborations" above, agreed upon worldwide aflibercept development expenses incurred by both companies during the term of the agreement, including costs associated with the manufacture of clinical drug supply, will be funded by sanofi-aventis. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of these development expenses, including 50% of the $25.0 million payment received in connection with the January 2005 amendment to our collaboration agreement, in accordance with a formula based on the amount of development expenses and our share of the collaboration profits and Japan royalties, or at a faster rate at our option. In addition, if the first commercial sale of an aflibercept product for intraocular delivery to the eye predates the first commercial sale of an aflibercept product under the collaboration by two years, we will begin reimbursing sanofi-aventis for up to $7.5 million of aflibercept development expenses in accordance with a formula until the first commercial aflibercept sale under the collaboration occurs. Since inception of the collaboration agreement through December 31, 2007, we and sanofi-aventis have incurred $306.8 million in agreed upon development expenses related to aflibercept. Currently, multiple clinical studies to evaluate aflibercept as both a single agent and in combination with other therapies in various cancer indications are ongoing, and we and sanofi-aventis plan to initiate additional aflibercept clinical studies in 2008.

Sanofi-aventis funded $38.3 million, $36.4 million, and $33.9 million, respectively, of our aflibercept development costs in 2007, 2006, and 2005, of which $10.5 million, $6.8 million, and $10.5 million, respectively, were included in accounts receivable as of December 31, 2007, 2006, and 2005. In addition, we received up-front payments of $80.0 million in September 2003 and $25.0 million in January 2006 from sanofi-aventis in connection with our collaboration. Both up-front payments were recorded to deferred revenue and are being recognized as contract research and development revenue over the period during which we expect to perform services. In 2007, 2006, and 2005, we recognized $8.8 million, $11.4 million, and $9.5 million of revenue, respectively, related to these up-front payments.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, any remaining obligation to reimburse sanofi-aventis for 50% of aflibercept development expenses will terminate and we will retain all rights to aflibercept.

Antibodies

As part of the discovery agreement under our collaboration with sanofi-aventis to discover, develop, and commercialize fully human monoclonal antibodies, as described under "Collaborations" above, sanofi-aventis will fund up to $475.0 million of our research through December 31, 2012, subject to specified funding limits of $75.0 million for the period from the collaboration's inception through December 31, 2008, and $100.0 million annually in each of the next four years. The discovery agreement will expire on December 31, 2012; however, sanofi-aventis has an option to extend the agreement for up to an additional three years for further antibody development and preclinical activities.

As part of the license agreement under the collaboration, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis, except that following receipt of the first positive Phase 3 trial results for a co-developed drug candidate, subsequent Phase 3 trial-related costs (called Shared Phase 3 Trial Costs) for that drug candidate will be shared 80% by sanofi-aventis and 20% by us. If the collaboration becomes profitable, we will be obligated to reimburse sanofi-aventis for 50% of development expenses that were fully funded by sanofi-aventis (or half of $0.7 million as of December 31, 2007) and 30% of Shared Phase 3 Trial Costs, in accordance with a defined formula based on the amounts of these expenses and our share of the collaboration profits from commercialization of collaboration products. The first therapeutic antibody to enter clinical development under the collaboration is REGN88, which has started clinical trials in rheumatoid arthritis. The second is expected to be a Dll4 antibody, which is currently slated to enter clinical development in mid-2008.

In 2007, sanofi-aventis funded $3.0 million of our expenses under the collaboration's discovery agreement and $0.7 million of our REGN88 development costs under the license agreement. These amounts were included in accounts receivable as of December 31, 2007. In addition, the $85.0 million up-front payment received from sanofi-aventis in December 2007 was recorded to deferred revenue and is being recognized as contract research and development revenue over the period during which we expect to perform services. In 2007, we recognized $0.9 million related to this up-front payment.

With respect to each antibody product which enters development under the license agreement, sanofi-aventis or we may, by giving twelve months notice, opt-out of further development and/or commercialization of the product, in which event the other party retains exclusive rights to continue the development and/or commercialization of the product. We may also opt-out of the further development of an antibody product if we give notice to sanofi-aventis within thirty days of the date that sanofi-aventis enters joint development of such antibody product under the license agreement. Each of the discovery agreement and the license agreement contains other termination provisions, including for material breach by the other party and, in the case of the discovery agreement, a termination right for sanofi-aventis under certain circumstances, including if certain minimal criteria for the discovery program are not achieved. Prior to December 31, 2012, sanofi-aventis has the right to terminate the discovery agreement without cause with at least three months advance written notice; however, except under defined circumstances, sanofi-aventis would be obligated to immediately pay to us the full amount of unpaid research funding during the remaining term of the research agreement through December 31, 2012. Upon termination of the collaboration in its entirety, our obligation to reimburse sanofi-aventis for development costs out of any future profits from collaboration products will terminate.

Collaboration with Bayer HealthCare:

Under our collaboration agreement with Bayer HealthCare, as described under "Collaborations" above, agreed upon VEGF Trap-Eye development expenses incurred by both companies in 2007 under a global development plan, were shared as follows: The first $50.0 million was shared equally and we were solely responsible for up to the next $40.0 million. In 2007, cost-sharing between Bayer HealthCare and us of VEGF Trap-Eye development expenses resulted in (i) reimbursement of $14.3 million of our VEGF Trap-Eye development expenses by Bayer HealthCare, of which $2.8 million was included in accounts receivable at December 31, 2007, and (ii) payment of $4.9 million of Bayer HealthCare VEGF Trap-Eye development expenses by us, which was included in accrued expenses at December 31, 2007. Neither party was reimbursed for any development expenses that it incurred prior to 2007.

In 2008, agreed upon VEGF Trap-Eye development expenses incurred by both companies under a global development plan will be shared as follows: Up to the first $70.0 million will be shared equally, we are solely responsible for up to the next $30.0 million, and over $100.0 million will be shared equally. In 2009 and thereafter, all development expenses will be shared equally.

If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, we will be obligated to reimburse Bayer HealthCare out of our share of the collaboration profits for 50% of the agreed upon development expenses that Bayer HealthCare has incurred (or half of $25.4 million as of December 31, 2007) in accordance with a formula based on the amount of development expenses that Bayer HealthCare has incurred and our share of the collaboration profits, or at a faster rate at our option. In 2007, we and Bayer HealthCare initiated a Phase 3 study of the VEGF Trap-Eye in wet AMD. A second Phase 3 study of the VEGF Trap-Eye in wet AMD is planned for 2008.

We received a $75.0 million up-front payment in October 2006 and a $20.0 non-substantive milestone payment in August 2007 from Bayer HealthCare in connection with our collaboration. Both payments were recorded to deferred revenue and are being recognized as contract research and development revenue over the period during which we expect to perform services. In 2007, we recognized $15.9 million of revenue related to these deferred payments. We did not recognize revenue in connection with our collaboration with Bayer HealthCare in 2006.

Bayer HealthCare has the right to terminate the agreement without cause with at least six months or twelve months advance notice depending on defined circumstances at the time of termination. In the event of termination of the agreement for any reason, we retain all rights to the VEGF Trap-Eye.

National Institutes of Health Grant:

Under our five-year grant from the NIH, as described under "Other Agreements" above, we are entitled to receive a minimum of $17.9 million over a five-year period, subject to compliance with the grant's terms and annual funding approvals, and another $1.0 million to optimize our existing C57BL/6 ES cell line and its proprietary growth medium. In 2007 and 2006, we recognized $5.5 million and $0.5 million, respectively, of revenue related to the NIH Grant, of which $1.0 million and $0.5 million, respectively, was receivable at the end of 2007 and 2006. In 2008, we expect to receive funding of approximately $5 million for reimbursement of Regeneron expenses related to the NIH Grant.

License Agreement with AstraZeneca and Astellas:

Under these non-exclusive license agreements, AstraZeneca and Astellas each made a $20.0 million non-refundable, up-front payment to us in February and April 2007, respectively. AstraZeneca and Astellas are each required to make up to five additional annual payments of $20.0 million, subject to each licensee's ability to terminate its license agreement with us after making the first three additional payments or earlier if the technology does not meet minimum performance criteria.

Severance Costs:

In September 2005, we announced plans to reduce our workforce by approximately 165 employees in connection with narrowing the focus of our research and development efforts, substantial improvements in manufacturing productivity, the September 2005 expiration of our collaboration with Procter & Gamble, and the completion of contract manufacturing for Merck in late 2006. The majority of the headcount reduction occurred in the fourth quarter of 2005. The remaining headcount reductions occurred in 2006 as we completed activities related to contract manufacturing for Merck.

Costs associated with the workforce reduction were comprised principally of severance payments and related payroll taxes, employee benefits, and outplacement services. Termination costs related to 2005 workforce reductions were expensed in the fourth quarter of 2005, and included $0.2 million of non-cash expenses. Estimated termination costs associated with the workforce reduction in 2006 were measured in October 2005 and expensed ratably over the expected service period of the affected employees in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Total costs associated with the 2005 and 2006 workforce reductions were $2.6 million, of which $2.2 million was charged to expense in the fourth quarter of 2005 and $0.4 million was charged to expense in 2006.

Convertible Debt:

In 2001, we issued $200.0 million aggregate principal amount of convertible senior subordinated notes in a private placement and received proceeds, after deducting the initial purchasers' discount and out-of pocket expenses, of $192.7 million. The notes bear interest at 5.5% per annum, payable semi-annually, and mature in 2008. The notes are convertible into shares of our Common Stock at a conversion price of approximately $30.25 per share, subject to adjustment in certain circumstances. If the price per share of our Common Stock is above $30.25 at maturity, we would expect the notes would be converted into shares of Common Stock. Otherwise, we will be required to repay the $200.0 million aggregate principal amount of the notes or refinance the notes prior to maturity; however, we can provide no assurance that we will be able to successfully arrange such refinancing.

New Operating Lease — Tarrytown, New York Facilities:

We currently lease approximately 232,000 square feet of laboratory and office facilities in Tarrytown, New York under operating lease agreements. In December 2006, we entered into a new operating lease agreement for approximately 221,000 square feet of laboratory and office space at our current Tarrytown location. The new lease includes approximately 27,000 square feet that we currently occupy (our retained facilities) and approximately 194,000 square feet to be located in new facilities that are under construction and expected to be completed in mid-2009. In 2007, we amended the December 2006 operating lease agreement to increase the amount of new space we will lease from approximately 194,000 square feet to approximately 230,000 square feet, for an amended total under the new lease of approximately 257,000 square feet. The term of the lease is now expected to commence in mid-2008 and will expire approximately 16 years later. Under the new lease we also have various options and rights on additional space at the Tarrytown site, and will continue to lease our present facilities until the new facilities are ready for occupancy. In addition, the lease contains three renewal options to extend the term of the lease by five years each and early termination options for our retained facilities only. The lease provides for monthly payments over the term of the lease related to our retained facilities, the costs of construction and tenant improvements for our new facilities, and additional charges for utilities, taxes, and operating expenses.

In connection with the new lease agreement, in December 2006, we issued a letter of credit in the amount of $1.6 million to our landlord, which is collateralized by a $1.6 million bank certificate of deposit.

Capital Expenditures:

Our additions to property, plant, and equipment totaled $19.6 million in 2007, $3.3 million in 2006, and $4.7 million in 2005. In 2008, we expect to incur approximately $55 to $65 million in capital expenditures primarily in connection with expanding our manufacturing capacity at our Rensselaer, New York facilities and tenant improvements and related costs in connection with our new Tarrytown operating lease, as described above. We expect that approximately $30 million of projected 2008 Tarrytown tenant improvement costs will be reimbursed by our landlord in connection with our new operating lease.

Funding Requirements:

Our total expenses for research and development from inception through December 31, 2007 have been approximately $1,352 million. We have entered into various agreements related to our activities to develop and commercialize product candidates and utilize our technology platforms, including collaboration agreements, such as those with sanofi-aventis and Bayer HealthCare, and agreements to use our *Velocigene* technology platform. We incurred expenses associated with these agreements, which include an allocable portion of general and administrative costs, of $108.2 million, $43.4 million, and $42.2 million in 2007, 2006, and 2005, respectively.

We expect to continue to incur substantial funding requirements primarily for research and development activities (including preclinical and clinical testing). Before taking into account reimbursements from collaborators, we currently anticipate that approximately 55-65% of our expenditures for 2008 will be directed toward the preclinical and clinical development of product candidates, including ARCALYST™, aflibercept, VEGF Trap-Eye, and monoclonal antibodies (including REGN88 and the Dll4 antibody); approximately 15-20% of our expenditures for 2008 will be applied to our basic research and early preclinical activities and the remainder of our expenditures for 2008 will be used for the continued development of our novel technology platforms, capital expenditures, and general corporate purposes.

In connection with our funding requirements, the following table summarizes our contractual obligations as of December 31, 2007. These obligations and commitments assume non-termination of agreements and represent expected payments based on current operating forecasts, which are subject to change:

		Payments Due by Period			
	Total	Less than one year	1 to 3 years	3 to 5 years	Greater than 5 years
			(In millions)		
Convertible senior subordinated notes payable (1)	$211.0	$211.0			
Operating leases (2)	253.0	5.1	$24.6	$29.7	$193.6
Purchase obligations (3)	125.9	60.4	65.5	—	—
Total contractual obligations	$589.9	$276.5	$90.1	$29.7	$193.6

(1) Includes amounts representing interest.

(2) Includes projected obligations based, in part, upon budgeted construction and tenant improvement costs related to our new operating lease for facilities under construction in Tarrytown, New York, as described above. Excludes future contingent rental costs for utilities, real estate taxes, and operating expenses. In 2007, these costs were $8.8 million.

(3) Purchase obligations primarily relate to (i) research and development commitments, including those related to clinical trials, (ii) capital expenditures for equipment acquisitions, and (iii) license payments. Our obligation to pay certain of these amounts may increase or be reduced based on certain future events. Open purchase orders for the acquisition of goods and services in the ordinary course of business are excluded from the table above.

Under our collaboration with Bayer HealthCare, over the next several years we and Bayer HealthCare will share agreed upon VEGF Trap-Eye development expenses incurred by both companies, under a global development plan, as described above. In addition, under our collaboration agreements with sanofi-aventis and Bayer HealthCare, if the applicable collaboration becomes profitable, we have contingent contractual obligations to reimburse sanofi- aventis and Bayer HealthCare for a defined percentage (generally 50%) of agreed-upon development expenses incurred by sanofi-aventis and Bayer HealthCare, respectively. Profitability under each collaboration will be measured by calculating net sales less agreed-upon expenses. These reimbursements would be deducted from our share of the collaboration profits (and, for our aflibercept collaboration with sanofi-aventis, royalties on product sales in Japan) otherwise payable to us unless we agree to reimburse these expenses at a faster rate at our option. Given the uncertainties related to drug development (including the development of aflibercept and co-developed antibody candidates in collaboration with sanofi-aventis and the VEGF Trap-Eye in collaboration with Bayer HealthCare) such as the variability in the length of time necessary to develop a product candidate and the ultimate ability to obtain governmental approval for commercialization, we are currently unable to reliably estimate if our collaborations with sanofi-aventis and Bayer HealthCare will become profitable.

The amount we need to fund operations will depend on various factors, including the status of competitive products, the success of our research and development programs, the potential future need to expand our professional and support staff and facilities, the status of patents and other intellectual property rights, the delay or failure of a clinical trial of any of our potential drug candidates, and the continuation, extent, and success of our collaborations with sanofi-aventis and Bayer HealthCare. Clinical trial costs are dependent, among other things, on the size and duration of trials, fees charged for services provided by clinical trial investigators and other third parties, the costs for manufacturing the product candidate for use in the trials, and for supplies, laboratory tests, and other expenses. The amount of funding that will be required for our clinical programs depends upon the results of our research and preclinical programs and early-stage clinical trials, regulatory requirements, the duration and results of clinical trials underway and of additional clinical trials that we decide to initiate, and the various factors that affect the cost of each trial as described above. In the future, if we are able to successfully develop, market, and sell certain of our product candidates, we may be required to pay royalties or otherwise share the profits generated on such sales in connection with our collaboration and licensing agreements.

We expect that expenses related to the filing, prosecution, defense, and enforcement of patent and other intellectual property claims will continue to be substantial as a result of patent filings and prosecutions in the United States and foreign countries.

We believe that our existing capital resources, including funding we are entitled to receive under our collaboration agreements, will enable us to meet operating needs through at least 2012. However, this is a forward-looking statement based on our current operating plan, and there may be a change in projected revenues or expenses that would lead to our capital being consumed significantly before such time. If there is insufficient capital to fund all of our planned operations and activities, we believe we would prioritize available capital to fund preclinical and clinical development of our product candidates. Other than the $1.6 million letter of credit issued to our landlord in connection with our new operating lease for facilities in Tarrytown, New York, as described above, we have no off-balance sheet arrangements. In addition, we do not guarantee the obligations of any other entity. As of December 31, 2007, we had no established banking arrangements through which we could obtain short-term financing or a line of credit. In the event we need additional financing for the operation of our business, we will consider collaborative arrangements and additional public or private financing, including additional equity financing. Factors influencing the availability of additional financing include our progress in product development, investor perception of our prospects, and the general condition of the financial markets. We may not be able to secure the necessary funding through new collaborative arrangements or additional public or private offerings. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back, or eliminate certain of our research and development activities or future operations. This could materially harm our business.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition:

We recognize contract research and development revenue and research progress payments in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB 104) and Emerging Issues Task Force 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* (EITF 00-21). We earn contract research and development revenue and research progress payments in connection with collaboration and other agreements to develop and commercialize product candidates and utilize our technology platforms. The terms of these agreements typically include non-refundable up-front licensing payments, research progress (milestone) payments, and payments for development activities. Non-refundable up-front license payments, where continuing involvement is required of us, are deferred and recognized over the related performance period. We estimate our performance period based on the specific terms of each agreement, and adjust the performance periods, if appropriate, based on the applicable facts and circumstances. Payments which are based on achieving a specific substantive performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone. Substantive performance milestones typically consist of significant achievements in the development life-cycle of the related product candidate, such as completion of clinical trials, filing for approval with regulatory agencies, and approvals by regulatory agencies. In determining whether a payment is deemed to be a substantive performance milestone, we take into consideration (i) the nature, timing, and value of significant achievements in the development life-cycle of the related development product candidate, (ii) the relative level of effort required to achieve the milestone, and (iii) the relative level of risk in achieving the milestone, taking into account the high degree of uncertainty in successfully advancing product candidates in a drug development program and in ultimately attaining an approved drug product. Payments for achieving milestones which are not considered substantive are accounted for as license payments and recognized over the related performance period.

We enter into collaboration agreements that include varying arrangements regarding which parties perform and bear the costs of research and development activities. We may share the costs of research and development activities with our collaborator, such as in our VEGF Trap-Eye collaboration with Bayer HealthCare, or we may be reimbursed for all or a significant portion of the costs of our research and development activities, such as in our aflibercept and antibody collaborations with sanofi-aventis. We record our internal and third-party development costs associated with these collaborations as research and development expenses. When we are entitled to reimbursement of all or a portion of the research and development expenses that we incur under a collaboration, we record those reimbursable amounts as contract research and development revenue proportionately as we recognize our expenses. If the collaboration is a cost-sharing arrangement in which both we and our collaborator perform development work and share costs, in periods when our collaborator incurs development expenses that benefit the collaboration and Regeneron, we also recognize, as additional research and development expense, the portion of the collaborator's development expenses that we are obligated to reimburse. In addition, we record revenue in connection with a government research grant using a proportional performance model as we incur expenses related to the grant, subject to the grant's terms and annual funding approvals.

In connection with non-refundable licensing payments, our performance period estimates are principally based on projections of the scope, progress, and results of our research and development activities. Due to the variability in the scope of activities and length of time necessary to develop a drug product, changes to development plans as programs progress, and uncertainty in the ultimate requirements to obtain governmental approval for commercialization, revisions to performance period estimates are possible, and could result in material changes to the amount of revenue recognized each year in the future. In addition, performance periods may be extended if development programs encounter delays or we and our collaborators decide to expand our clinical plans for a drug candidate into additional disease indications. Also, if a collaborator terminates an agreement in accordance with the terms of the agreement, we would recognize any unamortized remainder of an up-front or previously deferred payment at the time of the termination. For the year ended December 31, 2006, changes in estimates of our performance periods, including an extension of our estimated performance period for our aflibercept collaboration with sanofi-aventis, did not have a material impact on contract research and development revenue that we recognized. For the year ended December 31, 2007, we recognized $2.6 million less in contract research and development revenue, compared to amounts recognized in 2006, in connection with $105.0 million of non-refundable up-front payments previously received from sanofi-aventis pursuant to the companies' aflibercept collaboration, due to an extension of our estimated performance period.

Clinical Trial Expenses:

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. We outsource a substantial portion of our clinical trial activities, utilizing external entities such as contract research organizations, independent clinical investigators, and other third-party service providers to assist us with the execution of our clinical studies. For each clinical trial that we conduct, certain clinical trial costs are expensed immediately, while others are expensed over time based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are expected to provide services.

Clinical activities which relate principally to clinical sites and other administrative functions to manage our clinical trials are performed primarily by contract research organizations (CROs). CROs typically perform most of the start-up activities for our trials, including document preparation, site identification, screening and preparation, pre-study visits, training, and program management. On a budgeted basis, these start-up costs are typically 10% to 15% of the total contract value. On an actual basis, this percentage range can be significantly wider, as many of our contracts with CROs are either expanded or reduced in scope compared to the original budget, while start-up costs for the particular trial may not change materially. These start-up costs usually occur within a few months after the contract has been executed and are event driven in nature. The remaining activities and related costs, such as patient monitoring and administration, generally occur ratably throughout the life of the individual contract or study. In the event of early termination of a clinical trial, we accrue and recognize expenses in an amount based on our estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial and/or penalties.

For clinical study sites, where payments are made periodically on a per-patient basis to the institutions performing the clinical study, we accrue on an estimated cost-per-patient basis an expense based on subject enrollment and activity in each quarter. The amount of clinical study expense recognized in a quarter may vary from period to period based on the duration and progress of the study, the activities to be performed by the sites each quarter, the required level of patient enrollment, the rate at which patients actually enroll in and drop-out of the clinical study, and the number of sites involved in the study. Clinical trials that bear the greatest risk of change in estimates are typically those that have a significant number of sites, require a large number of patients, have complex patient screening requirements, and span multiple years. During the course of a trial, we adjust our rate of clinical expense recognition if actual results differ from our estimates. Our estimates and assumptions for clinical expense recognition could differ significantly from our actual results, which could cause material increases or decreases in research and development expenses in future periods when the actual results become known. No material adjustments to our past clinical trial accrual estimates were made during the years ended December 31, 2007 or 2006.

Depreciation of Property, Plant, and Equipment:

Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations. The estimated useful lives of property, plant, and equipment are as follows:

Building and improvements	7-30 years
Laboratory and computer equipment	3-5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of construction of certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset.

In some situations, the life of the asset may be extended or shortened if circumstances arise that would lead us to believe that the estimated life of the asset has changed. The life of leasehold improvements may change based on the extension of lease contracts with our landlords. Changes in the estimated lives of assets will result in an increase or decrease in the amount of depreciation recognized in future periods.

Stock-based Employee Compensation:

Effective January 1, 2005, we adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. As a result, in 2005, we recognized compensation expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards using graded vesting, which is an accelerated expense recognition method. Under the modified prospective method, compensation expense for Regeneron is recognized for (a) all share based payments granted on or after January 1, 2005 and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date. Prior to the adoption of the fair value method, we accounted for stock-based compensation to employees under the intrinsic value method of accounting set forth in APB 25, *Accounting for Stock Issued to Employees*, and related interpretations. Therefore, compensation expense related to employee stock options was not reflected in operating expenses in any period prior to the first quarter of 2005 and prior period operating results have not been restated.

Effective January 1, 2006, we adopted the provisions of SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R requires companies to estimate the number of awards that are expected to be forfeited at the time of grant and to revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Effective January 1, 2005, and prior to our adoption of SFAS 123R, we recognized the effect of forfeitures in stock-based compensation cost in the period when they occurred, in accordance with SFAS 123. Upon adoption of SFAS 123R effective January 1, 2006, we were required to record a cumulative effect adjustment to reflect the effect of estimated forfeitures related to outstanding awards that were not expected to vest as of the SFAS 123R adoption date. This adjustment reduced our loss by $0.8 million and is included in our operating results for the year ended December 31, 2006 as a cumulative-effect adjustment of a change in accounting principle.

We use the Black-Scholes model to estimate the fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of our Common Stock price, (ii) the periods of time over which employees and members of our board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on our Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility has been estimated based on actual movements in our stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on our limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as we have never paid dividends and do not currently anticipate paying any in the foreseeable future.

Future Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however on December 14, 2007, the FASB issued a proposed staff position (FSP FAS 157-b) which would delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. We are required to adopt SFAS 157 as it relates to our financial assets and financial liabilities effective for the fiscal year beginning January 1, 2008, and as it relates to our nonfinancial assets and nonfinancial liabilities for the fiscal year beginning January 1, 2009. Our management does not anticipate that the adoption of SFAS 157 will have a material impact on our financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are required to adopt SFAS 159 effective for the fiscal year beginning January 1, 2008. Our management does not anticipate that the adoption of SFAS 159 will have a material impact on our financial statements.

In June 2007, the Emerging Issues Task Force issued Statement No. 07-3, *Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* (EITF 07-3). EITF 07-3 addresses how entities involved in research and development activities should account for the non-refundable portion of an advance payment made for future research and development activities and requires that such payments be deferred and capitalized, and recognized as an expense when the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. We are required to adopt EITF 07-3 effective for the fiscal year beginning January 1, 2008. Our management does not anticipate that the adoption of EITF 07-3 will have a material impact on our financial statements.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

Interest Rate Risk:

Our earnings and cash flows are subject to fluctuations due to changes in interest rates primarily from our investment of available cash balances in investment grade corporate, asset-backed, and U.S. government securities.

We do not believe we are materially exposed to changes in interest rates. Under our current policies we do not use interest rate derivative instruments to manage exposure to interest rate changes. We estimated that a one percent change in interest rates would result in approximately a $1.9 million and $1.7 million decrease in the fair value of our investment portfolio at December 31, 2007 and 2006, respectively. The increase in the potential impact of an interest rate change at December 31, 2007, compared to December 31, 2006, is due primarily to slight increases in our investment portfolio's duration to maturity at the end of 2007 versus the end of 2006.

Credit Quality Risk:

We have an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. Nonetheless, deterioration of the credit quality of an investment security subsequent to purchase may subject us to the risk of not being able to recover the full principal value of the security. In 2007, we recognized a $5.9 million charge related to marketable securities which we considered to be other than temporarily impaired in value.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements required by this Item are included on pages F-1 through F-38 of this report. The supplementary financial information required by this Item is included at pages F-37 and F-38 of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer each concluded that, as of the end of such period, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported on a timely basis, and is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation our management has concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and procedures or internal controls over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met and cannot detect all deviations. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or deviations, if any, within the company have been detected. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors and Executive Officers and Corporate Governance*

The information required by this item (other than the information set forth in the next paragraph in this Item 10) will be included under the captions "Election of Directors," "Board Committees and Meetings," "Executive Officers of the Company," and "Section 16(a) Beneficial Ownership Reporting Compliance," in our definitive proxy statement with respect to our 2008 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

We have adopted a code of business conduct and ethics that applies to our officers, directors and employees. The full text of our code of business conduct and ethics can be found on the Company's website (http://www.regn.com) under the Investor Relations heading.

Item 11. *Executive Compensation*

The information called for by this item will be included under the captions "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation" and "Compensation of Directors" in our definitive proxy statement with respect to our 2008 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information called for by this item will be included under the captions "Equity Compensation Plan Information", "Security Ownership of Management" and "Stock Ownership of Certain Beneficial Owners" in our definitive proxy statement with respect to our 2008 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included under the captions "Elections of Directors" and "Review of Transactions with Related Persons" in our definitive proxy statement with respect to our 2008 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information called for by this item will be included under the caption "Information about Fees Paid to Independent Registered Public Accounting Firm" in our definitive proxy statement with respect to our 2008 Annual Meeting of Shareholders to be filed with the SEC, and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *1. Financial Statements*

The financials statements filed as part of this report are listed on the Index to Financial Statements on page F-1.

2. Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

Exhibit Number		Description
3.1		— Restated Certificate of Incorporation, filed February 11, 2008 with the New York Secretary of State.
3.2	(a)	— By-Laws of the Company, currently in effect (amended through November 9, 2007).
10.1	(b)	— 1990 Amended and Restated Long-Term Incentive Plan.
10.2	(c)	— 2000 Long-Term Incentive Plan.
10.3.1	(d)	— Amendment No. 1 to 2000 Long-Term Incentive Plan, effective as of June 14, 2002.
10.3.2	(d)	— Amendment No. 2 to 2000 Long-Term Incentive Plan, effective as of December 20, 2002.
10.3.3	(e)	— Amendment No. 3 to 2000 Long-term Incentive Plan, effective as of June 14, 2004.
10.3.4	(f)	— Amendment No. 4 to 2000 Long-term Incentive Plan, effective as of November 15, 2004.
10.3.5	(g)	— Form of option agreement and related notice of grant for use in connection with the grant of options to the Registrant's non-employee directors and named executive officers.
10.3.6	(g)	— Form of option agreement and related notice of grant for use in connection with the grant of options to the Registrant's executive officers other than the named executive officers.
10.3.7	(h)	— Form of restricted stock award agreement and related notice of grant for use in connection with the grant of restricted stock awards to the Registrant's executive officers.
10.4	(d)	— Employment Agreement, dated as of December 20, 2002, between the Company and Leonard S. Schleifer, M.D., Ph.D.
10.5*	(i)	— Employment Agreement, dated as of December 31, 1998, between the Company and P. Roy Vagelos, M.D.
10.6	(j)	— Regeneron Pharmaceuticals, Inc. Change in Control Severance Plan, effective as of February 1, 2006.
10.7	(k)	— Indenture, dated as of October 17, 2001, between Regeneron Pharmaceuticals, Inc. and American Stock Transfer & Trust Company, as trustee.
10.8	(k)	— Registration Rights Agreement, dated as of October 17, 2001, among Regeneron Pharmaceuticals, Inc., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Robertson Stephens, Inc.
10.9*	(l)	— IL-1 License Agreement, dated June 26, 2002, by and among the Company, Immunex Corporation, and Amgen Inc.
10.10*	(m)	— Collaboration, License and Option Agreement, dated as of March 28, 2003, by and between Novartis Pharma AG, Novartis Pharmaceuticals Corporation, and the Company.
10.11*	(n)	— Collaboration Agreement, dated as of September 5, 2003, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc.
10.11.1*	(i)	— Amendment No. 1 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of December 31, 2004.
10.11.2	(o)	— Amendment No. 2 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of January 7, 2005.
10.11.3*	(p)	— Amendment No. 3 to Collaboration Agreement, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc., effective as of December 21, 2005.
10.11.4*	(p)	— Amendment No. 4 to Collaboration Agreement, by and between sanofi-aventis U.S., LLC (successor in interest to Aventis Pharmaceuticals, Inc.) and Regeneron Pharmaceuticals, Inc., effective as of January 31, 2006.

Exhibit Number		Description
10.12	(n)	— Stock Purchase Agreement, dates as of September 5, 2003, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc.
10.13*	(q)	— License and Collaboration Agreement, dated as of October 18, 2006, by and between Bayer HealthCare LLC and Regeneron Pharmaceuticals, Inc.
10.14*	(r)	— Non Exclusive License and Material Transfer Agreement, dated as of February 5, 2007 by and between AstraZeneca UK Limited and Regeneron Pharmaceuticals, Inc.
10.15	(s)	— Lease, dated as of December 21, 2006, by and between BMR-Landmark at Eastview LLC and Regeneron Pharmaceuticals, Inc.
10.16*	(t)	— Non Exclusive License and Material Transfer Agreement, dated as of March 30, 2007, by and between Astellas Pharma Inc. and Regeneron Pharmaceuticals, Inc.
10.17*	(u)	— First Amendment to Lease, by and between BMR-Landmark at Eastview LLC and Regeneron Pharmaceuticals, Inc., effective as of October 24, 2007.
10.18*		— Discovery and Preclinical Development Agreement, dated as of November 28, 2007, by and between Aventis Pharmaceuticals Inc. and Regeneron Pharmaceuticals, Inc.
10.19*		— License and Collaboration Agreement, dated as of November 28, 2007, by and among Aventis Pharmaceuticals Inc., sanofi-aventis Amerique Du Nord and Regeneron Pharmaceuticals, Inc.
10.20		— Stock Purchase Agreement, dated as of November 28, 2007, by and among sanofi-aventis Amerique Du Nord, sanofi-aventis US LLC and Regeneron Pharmaceuticals, Inc.
10.21		— Investor Agreement, dated as of December 20, 2007, by and among sanofi-aventis, sanofi-aventis US LLC, Aventis Pharmaceuticals Inc., sanofi-aventis Amerique du Nord, and Regeneron Pharmaceuticals, Inc.
12.1		— Statement re: computation of ratio of earnings to combined fixed charges of Regeneron Pharmaceuticals, Inc.
23.1		— Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1		— Certification of CEO pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934.
31.2		— Certification of CFO pursuant to Rule 13a-14(a) under the Securities and Exchange Act of 1934.
32		— Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350.

Description:

(a) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed November 13, 2007.

(b) Incorporated by reference from the Company's registration statement on Form S-1 (file number 33-39043).

(c) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2001, filed March 22, 2002.

(d) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2002, filed March 31, 2003.

(e) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 2004, filed August 5, 2004.

(f) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed November 17, 2004.

(g) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 16, 2005.

(h) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 13, 2004.

(i) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc. for the fiscal year ended December 31, 2004, filed March 11, 2005.

(j) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed January 25, 2006.

(k) Incorporated by reference from the Company's registration statement on Form S-3 (file number 333-74464).

(l) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended June 30, 2002, filed August 13, 2002.

(m) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended March 31, 2003, filed May 15, 2003.

(n) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc. for the quarter ended September 30, 2003, filed November 11, 2003.

(o) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed January 11, 2005.

(p) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc., for the fiscal year ended December 31, 2005, filed February 28, 2006.

(q) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed October 18, 2006.

(r) Incorporated by reference from the Form 10-K for Regeneron Pharmaceuticals, Inc for the year ended December 31, 2006, filed March 12, 2007.

(s) Incorporated by reference from the Form 8-K for Regeneron Pharmaceuticals, Inc., filed December 22, 2006.

(t) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc for the quarter ended March 31, 2007, filed May 4, 2007.

(u) Incorporated by reference from the Form 10-Q for Regeneron Pharmaceuticals, Inc for the quarter ended September 31, 2007, filed November 7, 2007.

---

* Portions of this document have been omitted and filed separately with the Commission pursuant to requests for confidential treatment pursuant to Rule 24b-2.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGENERON PHARMACEUTICALS, INC.

By: /s/ LEONARD S. SCHLEIFER

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

Dated: New York, New York
February 27, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard S. Schleifer, President and Chief Executive Officer, and Murray A. Goldberg, Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary, and each of them, his true and lawful attorney-in-fact and agent, with the full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities therewith, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title
/s/ LEONARD S. SCHLEIFER Leonard S. Schleifer, M.D., Ph.D.	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ MURRAY A. GOLDBERG Murray A. Goldberg	Senior Vice President, Finance & Administration, Chief Financial Officer, Treasurer, and Assistant Secretary (Principal Financial Officer)
/s/ DOUGLAS S. MCCORKLE Douglas S. McCorkle	Vice President, Controller and Assistant Treasurer (Principal Accounting Officer)
/s/ GEORGE D. YANCOPOULOS George D. Yancopoulos, M.D., Ph.D	Executive Vice President, Chief Scientific Officer, President, Regeneron Research Laboratories, and Director
/s/ P. ROY VAGELOS P. Roy Vagelos, M.D.	Chairman of the Board
/s/ CHARLES A. BAKER Charles A. Baker	Director

Signature	Title
/s/ MICHAEL S. BROWN Michael S. Brown, M.D.	Director
/s/ ALFRED G. GILMAN Alfred G. Gilman, M.D., Ph.D.	Director
/s/ JOSEPH L. GOLDSTEIN Joseph L. Goldstein, M.D.	Director
/s/ ARTHUR F. RYAN Arthur F. Ryan	Director
/s/ GEORGE L. SING George L. Sing	Director

REGENERON PHARMACEUTICALS, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Regeneron Pharmaceuticals, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Regeneron Pharmaceuticals, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated* Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in note 2 to the financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payment, to conform with FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment."

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2008

REGENERON PHARMACEUTICALS, INC.

BALANCE SHEETS
December 31, 2007 and 2006

	2007	2006
	(In thousands, except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 498,925	$ 237,876
Marketable securities	267,532	221,400
Accounts receivable from the sanofi-aventis Group	14,244	6,900
Accounts receivable — other	4,076	593
Prepaid expenses and other current assets	13,052	3,215
Total current assets	797,829	469,984
Restricted cash	1,600	1,600
Marketable securities	78,222	61,983
Property, plant, and equipment, at cost, net of accumulated depreciation and amortization	58,304	49,353
Other assets	303	2,170
Total assets	$ 936,258	$ 585,090
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 39,232	$ 21,471
Deferred revenue from sanofi-aventis, current portion	18,855	8,937
Deferred revenue — other, current portion	25,577	14,606
Notes payable	200,000	
Total current liabilities	283,664	45,014
Deferred revenue from sanofi-aventis	126,431	61,013
Deferred revenue — other	65,896	62,439
Notes payable		200,000
Total liabilities	475,991	368,466
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value; 30,000,000 shares authorized; issued and outstanding — none		
Class A Stock, convertible, $.001 par value: 40,000,000 shares authorized; shares issued and outstanding — 2,260,266 in 2007 and 2,270,353 in 2006	2	2
Common Stock, $.001 par value; 160,000,000 shares authorized; shares issued and outstanding — 76,592,218 in 2007 and 63,130,962 in 2006	77	63
Additional paid-in capital	1,253,235	904,407
Accumulated deficit	(793,217)	(687,617)
Accumulated other comprehensive income (loss)	170	(231)
Total stockholders' equity	460,267	216,624
Total liabilities and stockholders' equity	$ 936,258	$ 585,090

The accompanying notes are an integral part of the financial statements.

REGENERON PHARMACEUTICALS, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
	(In thousands, except per share data)		
Revenues			
Contract research and development from sanofi-aventis	$ 51,687	$ 47,763	$ 43,445
Other contract research and development	44,916	3,373	9,002
Contract manufacturing		12,311	13,746
Technology licensing	28,421		
	125,024	63,447	66,193
Expenses			
Research and development	201,613	137,064	155,581
Contract manufacturing		8,146	9,557
General and administrative	37,865	25,892	25,476
	239,478	171,102	190,614
Loss from operations	(114,454)	(107,655)	(124,421)
Other income (expense)			
Other contract income (includes $25.0 million from sanofi-aventis)			30,640
Investment income	20,897	16,548	10,381
Interest expense	(12,043)	(12,043)	(12,046)
	8,854	4,505	28,975
Net loss before cumulative effect of a change in accounting principle	(105,600)	(103,150)	(95,446)
Cumulative effect of adopting Statement of Financial Accounting Standards No. 123R ("SFAS 123R")		813	
Net loss	$(105,600)	$(102,337)	$ (95,446)
Net loss per share, basic and diluted:			
Net loss before cumulative effect of a change in accounting principle	$ (1.59)	$ (1.78)	$ (1.71)
Cumulative effect of adopting SFAS 123R		0.01	
Net loss	$ (1.59)	$ (1.77)	$ (1.71)
Weighted average shares outstanding, basic and diluted	66,334	57,970	55,950

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006, and 2005

	Class A Stock		Common Stock		Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount						
						(In thousands)				
Balance, December 31, 2004	2,358	$2	53,502	$54	$675,389	$(2,299)	$(489,834)	$(769)	$ 182,543	
Issuance of Common Stock in connection with exercise of stock options, net of shares tendered			494		4,081				4,081	
Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution			90		632				632	
Conversion of Class A Stock to Common Stock	(11)		11							
Forfeitures of restricted Common Stock under Long-Term Incentive Plan			(5)		(54)	54				
Stock-based compensation expense					19,963	1,930			21,893	
Net loss, 2005							(95,446)		(95,446)	$ (95,446)
Change in net unrealized gain (loss) on marketable securities								299	299	299
Balance, December 31, 2005	2,347	2	54,092	54	700,011	(315)	(585,280)	(470)	114,002	$ (95,147)
Issuance of Common Stock in a public offering at $23.03 per share			7,600	8	175,020				175,028	
Cost associated with issuance of equity securities					(412)				(412)	
Issuance of Common Stock in connection with exercise of stock options, net of shares tendered			1,243	1	10,391				10,392	
Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution			121		1,884				1,884	
Conversion of Class A Stock to Common Stock	(77)		77							
Forfeitures of restricted Common Stock under Long-Term Incentive Plan			(2)							
Stock-based compensation expense					18,641				18,641	
Adjustment to reduce unearned compensation upon adoption of SFAS 123R					(315)	315				
Cumulative effect of adopting SFAS 123R					(813)				(813)	
Net loss, 2006							(102,337)		(102,337)	$(102,337)
Change in net unrealized gain (loss) on marketable securities								239	239	239
Balance, December 31, 2006	2,270	2	63,131	63	904,407	—	(687,617)	(231)	216,624	$(102,098)

(Continued)

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)
For the Years Ended December 31, 2007, 2006, and 2005

	Class A Stock		Common Stock		Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount						
						(In thousands)				
Issuance of Common Stock in connection with exercise of stock options, net of shares tendered			886	1	7,618				7,619	
Issuance of Common Stock to sanofi-aventis			12,000	12	311,988				312,000	
Cost associated with issuance of equity securities to sanofi-aventis					(219)				(219)	
Issuance of Common Stock in connection with Company 401(k) Savings Plan contribution			65		1,367				1,367	
Issuance of restricted Common Stock under Long- Term Incentive Plan			500	1	(1)					
Conversion of Class A Stock to Common Stock	(10)		10							
Stock-based compensation expense					28,075				28,075	
Net loss, 2007							(105,600)		(105,600)	$(105,600)
Change in net unrealized gain (loss) on marketable securities								401	401	401
Balance, December 31, 2007	2,260	$2	76,592	$77	$1,253,235	—	$(793,217)	$170	$ 460,267	$(105,199)

The accompanying notes are an integral part of the financial statements.

REGENERON PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006, and 2005

	2007	2006	2005
		(In thousands)	
Cash flows from operating activities			
Net loss	$(105,600)	$(102,337)	$ (95,446)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	11,487	14,592	15,504
Non-cash compensation expense	28,075	18,675	21,859
Impairment charge on marketable securities	5,943		
Cumulative effect of a change in accounting principle		(813)	
Changes in assets and liabilities			
(Increase) decrease in accounts receivable	(10,827)	29,028	6,581
(Increase) decrease in prepaid expenses and other assets	(9,649)	155	74
Decrease in inventory		3,594	1,250
Increase in deferred revenue	89,764	60,833	14,469
Increase (decrease) in accounts payable, accrued expenses, and other liabilities	18,179	(652)	5,413
Total adjustments	132,972	125,412	65,150
Net cash provided by (used in) operating activities	27,372	23,075	(30,296)
Cash flows from investing activities			
Purchases of marketable securities	(594,446)	(456,893)	(102,990)
Sales or maturities of marketable securities	527,169	306,199	223,448
Capital expenditures	(18,446)	(2,811)	(4,964)
Increase in restricted cash		(1,600)	
Net cash (used in) provided by investing activities	(85,723)	(155,105)	115,494
Cash flows from financing activities			
Net proceeds from the issuance of Common Stock	319,400	185,008	4,081
Other		390	
Net cash provided by financing activities	319,400	185,398	4,081
Net increase in cash and cash equivalents	261,049	53,368	89,279
Cash and cash equivalents at beginning of period	237,876	184,508	95,229
Cash and cash equivalents at end of period	$ 498,925	$ 237,876	$ 184,508
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 11,000	$ 11,000	$ 11,002

The accompanying notes are an integral part of the financial statements.

REGENERON PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2006, and 2005
(Unless otherwise noted, dollars in thousands, except per share data)

1. Organization and Business

Regeneron Pharmaceuticals, Inc. (the "Company" or "Regeneron") was incorporated in January 1988 in the State of New York. The Company is engaged in research and development programs to discover and commercialize therapeutics to treat human disorders and conditions. The Company's facilities are located in New York. The Company's business is subject to certain risks including, but not limited to, uncertainties relating to conducting pharmaceutical research, obtaining regulatory approvals, commercializing products, and obtaining and enforcing patents.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows and the balance sheet, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Expenditures for maintenance and repairs which do not materially extend the useful lives of the assets are charged to expense as incurred. The cost and accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in operations. The estimated useful lives of property, plant, and equipment are as follows:

Building and improvements	7-30 years
Laboratory and computer equipment	3-5 years
Furniture and fixtures	5 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Costs of construction of certain long-lived assets include capitalized interest which is amortized over the estimated useful life of the related asset.

Accounting for the Impairment of Long-Lived Assets

The Company periodically assesses the recoverability of long-lived assets, such as property, plant, and equipment, and evaluates such assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Asset impairment is determined to exist if estimated future undiscounted cash flows are less than the carrying amount in accordance with Statement of Financial Accounting Standards No. ("SFAS") 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. For all periods presented, no impairment losses were recorded.

Patents

As a result of the Company's research and development efforts, the Company has obtained, applied for, or is applying for, a number of patents to protect proprietary technology and inventions. All costs associated with patents are expensed as incurred.

Revenue Recognition

a. Contract Research and Development and Research Progress Payments

The Company recognizes contract research and development revenue and research progress payments in accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104") and Emerging Issues Task Force 00-21, *Accounting for Revenue Arrangements with Multiple Deliverables* ("EITF 00-21"). The Company earns contract research and development revenue and research progress payments in connection with collaboration and other agreements to develop and commercialize product candidates and utilize the Company's technology platforms. The terms of these agreements typically include non-refundable up-front licensing payments, research progress (milestone) payments, and payments for development activities. Non-refundable up-front license payments, where continuing involvement is required of the Company, are deferred and recognized over the related performance period. The Company estimates its performance period based on the specific terms of each agreement, and adjusts the performance periods, if appropriate, based on the applicable facts and circumstances. Payments which are based on achieving a specific performance milestone, involving a degree of risk, are recognized as revenue when the milestone is achieved and the related payment is due and non-refundable, provided there is no future service obligation associated with that milestone. Substantive performance milestones typically consist of significant achievements in the development life-cycle of the related product candidate, such as completion of clinical trials and approvals by regulatory agencies. In determining whether a payment is deemed to be a substantive performance milestone, the Company takes into consideration (i) the nature, timing, and value of significant achievements in the development life-cycle of the related development product candidate, (ii) the relative level of effort required to achieve the milestone, and (iii) the relative level of risk in achieving the milestone, taking into account the high degree of uncertainty in successfully advancing product candidates in a drug development program and in ultimately attaining an approved drug product. Payments for achieving milestones which are not considered substantive are accounted for as license payments and recognized over the related performance period.

The Company enters into collaboration agreements that include varying arrangements regarding which parties perform and bear the costs of research and development activities. The Company may share the costs of research and development activities with a collaborator, such as in the Company's VEGF Trap-Eye collaboration with Bayer HealthCare LLC, or the Company may be reimbursed for all or a significant portion of the costs of the Company's research and development activities, such as in the Company's aflibercept and antibody collaborations with sanofi-aventis. The Company records its internal and third-party development costs associated with these collaborations as research and development expenses. When the Company is entitled to reimbursement of all or a portion of the research and development expenses that it incurs under a collaboration, the Company records those reimbursable amounts as contract research and development revenue proportionately as the Company recognizes its expenses. If the collaboration is a cost-sharing arrangement in which both the Company and its collaborator perform development work and share costs, in periods when the Company's collaborator incurs development expenses that benefit the collaboration and Regeneron, the Company also recognizes, as additional research and development expense, the portion of the collaborator's development expenses that the Company is obligated to reimburse. In addition, the Company records revenue in connection with a government research grant using a proportional performance model as it incurs expenses related to the grant, subject to the grant's terms and annual funding approvals.

In connection with non-refundable licensing payments, the Company's performance period estimates are principally based on projections of the scope, progress, and results of its research and development activities. Due to the variability in the scope of activities and length of time necessary to develop a drug product, changes to development plans as programs progress, and uncertainty in the ultimate requirements to obtain governmental approval for commercialization, revisions to performance period estimates are possible, and could result in material changes to the amount of revenue recognized each year in the future. In addition, performance periods may be extended if the Company and its collaborators decide to expand the clinical plans for a drug candidate into additional disease indications. Also, if a collaborator terminates an agreement in accordance with the terms of the agreement, the Company would recognize any unamortized remainder of an up-front or previously deferred payment at the time of the termination.

b. Contract Manufacturing

The Company manufactured product and performed services for a third party under a contract manufacturing agreement which expired in October 2006. Contract manufacturing revenue was recognized as product was shipped and as services were performed (see Note 13).

c. Technology Licensing

The Company enters into non-exclusive license agreements with third parties that allow the third party to utilize the Company's *VelocImmune*® technology in its internal research programs. The terms of these agreements include annual, non-refundable, up-front payments and entitle the Company to receive royalties on any future sales of products discovered by the third party using the Company's *VelocImmune* technology (see Note 12). Annual, non-refundable, up-front payments under these agreements, where continuing involvement is required of the Company, are deferred and recognized ratably over their respective annual license periods.

Investment Income

Interest income, which is included in investment income, is recognized as earned.

Research and Development Expenses

Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, materials, supplies, depreciation on and maintenance of research equipment, costs related to research collaboration and licensing agreements (see Note 10), the cost of services provided by outside contractors, including services related to the Company's clinical trials, clinical trial expenses, the full cost of manufacturing drug for use in research, preclinical development, and clinical trials, amounts that the Company is obligated to reimburse to collaborators for research and development expenses that they incur (see Note 11), expenses related to the development of manufacturing processes prior to commencing commercial production of a product under contract manufacturing arrangements, and the allocable portions of facility costs, such as rent, utilities, insurance, repairs and maintenance, depreciation, and general support services. All costs associated with research and development are expensed as incurred.

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. The Company outsources a substantial portion of its clinical trial activities, utilizing external entities such as contract research organizations, independent clinical investigators, and other third-party service providers to assist the Company with the execution of its clinical studies. For each clinical trial that the Company conducts, certain clinical trial costs are expensed immediately, while others are expensed over time based on the expected total number of patients in the trial, the rate at which patients enter the trial, and the period over which clinical investigators or contract research organizations are expected to provide services.

Clinical activities which relate principally to clinical sites and other administrative functions to manage the Company's clinical trials are performed primarily by contract research organizations ("CROs"). CROs typically perform most of the start-up activities for the Company's trials, including document preparation, site identification, screening and preparation, pre-study visits, training, and program management. On a budgeted basis, these start-up costs are typically 10% to 15% of the total contract value. On an actual basis, this percentage range can be significantly wider, as many of the Company's contracts are either expanded or reduced in scope compared to the original budget, while start-up costs for the particular trial may not change materially. These start-up costs usually occur within a few months after the contract has been executed and are event driven in nature. The remaining

(Unless otherwise noted, dollars in thousands, except per share data)

activities and related costs, such as patient monitoring and administration, generally occur ratably throughout the life of the individual contract or study. In the event of early termination of a clinical trial, the Company accrues and recognizes expenses in an amount based on its estimate of the remaining non-cancelable obligations associated with the winding down of the clinical trial and/or penalties.

For clinical study sites, where payments are made periodically on a per-patient basis to the institutions performing the clinical study, the Company accrues on an estimated cost-per-patient basis an expense based on subject enrollment and activity in each quarter. The amount of clinical study expense recognized in a quarter may vary from period to period based on the duration and progress of the study, the activities to be performed by the sites each quarter, the required level of patient enrollment, the rate at which patients actually enroll in and drop-out of the clinical study, and the number of sites involved in the study. Clinical trials that bear the greatest risk of change in estimates are typically those that have a significant number of sites, require a large number of patients, have complex patient screening requirements, and span multiple years. During the course of a trial, the Company adjusts its rate of clinical expense recognition if actual results differ from the Company's estimates. The Company's estimates and assumptions for clinical expense recognition could differ significantly from its actual results, which could cause material increases or decreases in research and development expenses in future periods when the actual results become known.

Per Share Data

Net income (loss) per share, basic and diluted, is computed on the basis of the net income (loss) for the period divided by the weighted average number of shares of Common Stock and Class A Stock outstanding during the period. Basic net income (loss) per share excludes restricted stock awards until vested. Diluted net income per share is based upon the weighted average number of shares of Common Stock and Class A Stock outstanding, and of common stock equivalents outstanding when dilutive. Common stock equivalents include: (i) outstanding stock options and restricted stock awards under the Company's Long-Term Incentive Plans, which are included under the treasury stock method when dilutive, and (ii) Common Stock to be issued under the assumed conversion of the Company's outstanding convertible senior subordinated notes, which are included under the if-converted method when dilutive. The computation of diluted net loss per share for the years ended December 31, 2007, 2006, and 2005 does not include common stock equivalents, since such inclusion would be antidilutive. Disclosures required by SFAS 128, *Earnings per Share*, have been included in Note 19.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is uncertain. See Note 17.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with SFAS 130, *Reporting Comprehensive Income.* Comprehensive income (loss) of the Company includes net income (loss) adjusted for the change in net unrealized gain or loss on marketable securities. The net effect of income taxes on comprehensive income (loss) is immaterial. Comprehensive losses for the years ended December 31, 2007, 2006, and 2005 have been included in the Statements of Stockholders' Equity.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, marketable securities, and receivables from sanofi-aventis and Bayer HealthCare. The Company generally invests its excess cash in obligations of the U.S. government and its agencies, investment grade debt securities issued by corporations, governments, and financial institutions, bank deposits, asset-backed securities, commercial paper, and money market funds that invest in these instruments. The Company has an investment policy that includes guidelines on acceptable investment securities, minimum credit quality, maturity parameters, and concentration and diversification. Nonetheless, deterioration of the credit quality of an investment security subsequent to purchase may subject the Company to the risk of not being able to recover the full principal value of the security. The Company recognizes a charge to earnings in a period when the Company considers a marketable security to be other than temporarily impaired in value.

Risks and Uncertainties

Regeneron has had no sales of its products and there is no assurance that the Company's research and development efforts will be successful, that the Company will ever have commercially approved products, or that the Company will achieve significant sales of any such products. The Company has generally incurred net losses and negative cash flows from operations since its inception. Revenues to date have principally been limited to (i) payments from the Company's collaborators and other entities for the Company's development activities with respect to product candidates and to utilize the Company's technology platforms, (ii) payments for past contract manufacturing activities, and (iii) investment income. The Company operates in an environment of rapid change in technology and is dependent upon the services of its employees, consultants, collaborators, and certain third-party suppliers, including single-source unaffiliated third-party suppliers of certain raw materials and equipment. Regeneron, as licensee, licenses certain technologies that are important to the Company's business which impose various obligations on the Company. If Regeneron fails to comply with these requirements, licensors may have the right to terminate the Company's licenses.

Contract research and development revenue in 2007 was primarily earned from sanofi-aventis and Bayer HealthCare under collaboration agreements (see Note 11 for the terms of these agreements). The Company recognizes revenue from its collaborations with sanofi-aventis and Bayer HealthCare in accordance with SAB 104 and EITF 00-21, as described above. These collaboration agreements contain early termination provisions, as defined, by sanofi-aventis or Bayer HealthCare, as applicable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include (i) useful lives of property, plant, and equipment, (ii) the periods over which certain revenues and expenses will be recognized, including contract research and development revenue recognized from non-refundable licensing payments and expense recognition of certain clinical trial costs which are included in research and development expenses, (iii) the extent to which deferred tax assets and liabilities are offset by a valuation allowance, and (iv) the fair value of stock options on their date of grant using the Black-Scholes option-pricing model, based on assumptions with respect to (a) expected volatility of our Common Stock price, (b) the periods of time over which employees and members of the Company's board of directors are expected to hold their options prior to exercise (expected lives), (c) expected dividend yield on the Company's Common Stock, and (d) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. In addition, in connection with the recognition of compensation expense in accordance with the provisions of SFAS 123R, *Share-*

(Unless otherwise noted, dollars in thousands, except per share data)

Based Payment, as described below, the Company is required to estimate, at the time of grant, the number of stock option awards that are expected to be forfeited.

Stock-based Employee Compensation

Effective January 1, 2005, the Company adopted the fair value based method of accounting for stock-based employee compensation under the provisions of SFAS 123, *Accounting for Stock-Based Compensation*, using the modified prospective method as described in SFAS 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. As a result, in 2005, the Company recognized compensation expense, in an amount equal to the fair value of share-based payments (including stock option awards) on their date of grant, over the vesting period of the awards using graded vesting, which is an accelerated expense recognition method. Under the modified prospective method, compensation expense for the Company is recognized for (a) all share based payments granted on or after January 1, 2005 (including replacement options granted under the Company's stock option exchange program which concluded on January 5, 2005 (see Note 14)) and (b) all awards granted to employees prior to January 1, 2005 that were unvested on that date.

Effective January 1, 2006, the Company adopted the provisions of SFAS 123R, *Share-Based Payment*, which is a revision of SFAS 123. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions, and requires the recognition of compensation expense in an amount equal to the fair value of the share-based payment (including stock options and restricted stock) issued to employees. SFAS 123R requires companies to estimate, at the time of grant, the number of awards that are expected to be forfeited and to revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Effective January 1, 2005 and prior to the Company's adoption of SFAS 123R, the Company recognized the effect of forfeitures in stock-based compensation cost in the period when they occurred, in accordance with SFAS 123. Upon adoption of SFAS 123R effective January 1, 2006, the Company was required to record a cumulative effect adjustment to reflect the effect of estimated forfeitures related to outstanding awards that were not expected to vest as of the SFAS 123R adoption date. This adjustment reduced the Company's loss by $0.8 million and is included in the Company's operating results in 2006 as a cumulative-effect adjustment of a change in accounting principle.

For the years ended December 31, 2007, 2006, and 2005, $28.0 million, $18.4 million, and $19.9 million, respectively, of non-cash stock-based employee compensation expense related to stock option awards ("Stock Option Expense") was recognized in operating expenses. In addition, for the year ended December 31, 2005, $0.1 million of Stock Option Expense was capitalized in inventory.

Other disclosures required by SFAS 123 and SFAS 123R have been included in Note 14.

Statement of Cash Flows

Supplemental disclosure of noncash investing and financing activities:

In 2007, 2006, and 2005, the Company recognized $0.1 million, $0.3 million, and $1.9 million, respectively, of compensation expense related to Restricted Stock awards, the fair value of which is expensed, on a pro rata basis, over the period that the restrictions on the shares lapse (see Note 14).

Included in accounts payable and accrued expenses at December 31, 2007, 2006, and 2005 were $1.7 million, $0.8 million, and $0.2 million of capital expenditures, respectively.

Included in accounts payable and accrued expenses at December 31, 2006, 2005, and 2004 were $1.4 million, $1.9 million, and $0.6 million, respectively, of accrued 401(k) Savings Plan contribution expense. During the first quarter of 2007, 2006, and 2005, the Company contributed 64,532, 120,960, and 90,385 shares, respectively, of Common Stock to the 401(k) Savings Plan in satisfaction of these obligations.

(Unless otherwise noted, dollars in thousands, except per share data)

Included in marketable securities at December 31, 2007, 2006, and 2005 were $2.2 million, $1.5 million, and $1.2 million of accrued interest income, respectively.

Future Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, however on December 14, 2007, the FASB issued a proposed staff position ("FSP FAS 157-b") which would delay the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008. The Company is required to adopt SFAS 157 as it relates to the Company's financial assets and financial liabilities effective for the fiscal year beginning January 1, 2008, and as it relates to the Company's nonfinancial assets and nonfinancial liabilities for the fiscal year beginning January 1, 2009. Management does not anticipate that the adoption of SFAS 157 will have a material impact on the Company's financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS 159 effective for the fiscal year beginning January 1, 2008. Management does not anticipate that the adoption of SFAS 159 will have a material impact on the Company's financial statements.

In June 2007, the Emerging Issues Task Force issued Statement No. 07-3, *Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities* ("EITF 07-3"). EITF 07-3 addresses how entities involved in research and development activities should account for the non-refundable portion of an advance payment made for future research and development activities and requires that such payments be deferred and capitalized, and recognized as an expense when the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007, including interim periods within those fiscal years. The Company is required to adopt EITF 07-3 effective for the fiscal year beginning January 1, 2008. Management does not anticipate that the adoption of EITF 07-3 will have a material impact on the Company's financial statements.

3. Severance Costs

In September 2005, the Company announced plans to reduce its workforce by approximately 165 employees in connection with narrowing the focus of the Company's research and development efforts, substantial improvements in manufacturing productivity, the June 2005 expiration of the Company's collaboration with The Procter & Gamble Company, and the completion of contract manufacturing for Merck & Co., Inc. in late 2006. The majority of the headcount reduction occurred in the fourth quarter of 2005. The remaining headcount reductions occurred during 2006 as the Company completed activities related to contract manufacturing for Merck.

Costs associated with the workforce reduction were comprised principally of severance payments and related payroll taxes, employee benefits, and outplacement services. Termination costs related to 2005 workforce reductions were expensed in the fourth quarter of 2005, and included non-cash expenses due to the accelerated vesting of certain stock options and restricted stock held by affected employees. Estimated termination costs associated with the planned workforce reduction in 2006 were measured in October 2005 and were expensed ratably over the expected service period of the affected employees in accordance with SFAS 146, *Accounting for*

(Unless otherwise noted, dollars in thousands, except per share data)

Costs Associated with Exit or Disposal Activities. The total costs associated with the 2005 and 2006 workforce reductions were $2.6 million, including $0.2 million of non-cash expenses.

Severance costs associated with the workforce reduction plan that were charged to expense in 2005, 2006, and 2007 consist of the following:

	Costs charged to expense in 2005	Costs paid or settled in 2005	Accrued liability at December 31, 2005
Employee severance, payroll taxes, and benefits	$1,786	$ 879	$ 907
Other severance costs	206	30	176
Non-cash expenses	221	221	—
Total	$2,213	$1,130	$1,083

	Costs charged to expense 2006	Costs paid or settled in 2006	Accrued liability at December 31, 2006
Employee severance, payroll taxes, and benefits	$315	$(1,159)	$63
Other severance costs	33	(209)	—
Total	$348	$(1,368)	$63

	Costs charged to expense in 2007	Costs paid or settled in 2007	Accrued liability at December 31, 2007
Employee severance, payroll taxes, and benefits	$43	$(106)	$—

These severance costs are included in the Company's Statement of Operations for the years ended December 31, 2007, 2006, and 2005 as follows:

	2007	2006		2005	
	R&D	R&D	G&A	R&D	G&A
Employee severance, payroll taxes, and benefits	$43	$317	$(2)	$1,734	$52
Other severance costs		33		206	
Non-cash expenses	—	—	—	215	6
Total	$43	$350	$(2)	$2,155	$58

For segment reporting purposes (see Note 20), all severance-related expenses are included in the Research & Development segment.

4. Marketable Securities

The Company considers its unrestricted marketable securities to be "available-for-sale," as defined by SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities.* Gross unrealized holding gains and losses are reported as a net amount in a separate component of stockholders' equity entitled Accumulated Other Comprehensive Income (Loss). The net change in unrealized holding gains and losses is excluded from operations and included in stockholders' equity as a separate component of comprehensive loss.

(Unless otherwise noted, dollars in thousands, except per share data)

The following tables summarize the amortized cost basis of marketable securities, the aggregate fair value of marketable securities, and gross unrealized holding gains and losses at December 31, 2007 and 2006:

	Amortized Cost Basis	Fair Value	Unrealized Holding Gains	Unrealized Holding (Losses)	Unrealized Holding Net
At December 31, 2007					
Maturities within one year					
Corporate and municipal bonds	$ 69,213	$ 69,263	$ 74	$ (24)	$ 50
Asset-backed securities	73,939	73,706	99	(332)	(233)
Commercial paper	64,846	64,870	25	(1)	24
U.S. government obligations	50,386	50,475	89		89
Certificates of deposit	9,220	9,218		(2)	(2)
	267,604	267,532	287	(359)	(72)
Maturities between one and two years					
Corporate and municipal bonds	49,724	49,947	289	(66)	223
Asset-backed securities	20,295	20,323	173	(145)	28
Commercial paper	7,952	7,952			
	77,971	78,222	462	(211)	251
	$345,575	$345,754	$749	$(570)	$ 179
At December 31, 2006					
Maturities within one year					
Corporate and municipal bonds	$ 25,254	$ 25,221		$ (33)	$ (33)
Asset-backed securities	94,159	94,075	$ 6	(90)	(84)
Commercial paper	69,547	69,535	9	(21)	(12)
U.S. government obligations	22,267	22,243	1	(25)	(24)
Certificates of deposit	10,327	10,326	2	(3)	(1)
	221,554	221,400	18	(172)	(154)
Maturities between one and two years					
Corporate and municipal bonds	6,047	6,032		(15)	(15)
Asset-backed securities	32,835	32,762	3	(76)	(73)
U.S. government obligations	23,190	23,189	6	(7)	(1)
	62,072	61,983	9	(98)	(89)
	$283,626	$283,383	$ 27	$(270)	$(243)

In addition, cash equivalents at December 31, 2007 and 2006 included an unrealized holding loss of $9 thousand and an unrealized holding gain of $12 thousand, respectively.

Realized gains and losses are included as a component of investment income. For the years ended December 31, 2007, 2006, and 2005, gross realized gains and losses on sales of marketable securities was not significant. In computing realized gains and losses, the Company computes the cost of its investments on a specific identification basis. Such cost includes the direct costs to acquire the securities, adjusted for the amortization of any discount or premium. In 2007, deterioration in the credit quality of marketable securities from two issuers

(Unless otherwise noted, dollars in thousands, except per share data)

has subjected the Company to the risk of not being able to recover the full principal value of these securities, which totals $14.0 million. Since market activity for these securities is very limited, their fair values at December 31, 2007 were developed based on information provided by the Company's investment advisors, including but not limited to estimated value of the assets underlying each security and quoted bid prices, as applicable. As a result, the Company recognized a $5.9 million charge related to these marketable securities, which the Company considered to be other than temporarily impaired. Excluding these other than temporarily impaired securities, fair value of marketable securities has been estimated based on inputs that are observable for each security, either directly or indirectly, through corroboration with observable market data.

The following table shows the unrealized losses and fair value of the Company's marketable securities with unrealized losses that are deemed to be only temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006. The securities listed at December 31, 2007 mature at various dates through December 2009.

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
At December 31, 2007						
Corporate and municipal bonds	$ 36,979	$ (89)	$ 3,056	$ (1)	$ 40,035	$ (90)
Asset-backed securities	18,674	(360)	12,390	(116)	31,064	(476)
Commercial paper	14,950	(2)			14,950	(2)
Certificates of deposit	9,218	(2)			9,218	(2)
	$ 79,821	$(453)	$15,446	$(117)	$ 95,267	$(570)
At December 31, 2006						
Corporate and municipal bonds	$ 12,113	$ (31)	$12,191	$ (18)	$ 24,304	$ (49)
Asset-backed securities	92,544	(161)	891	(5)	93,435	(166)
Commercial paper	12,949	(20)			12,949	(20)
U.S. government obligations	23,273	(25)	2,023	(7)	25,296	(32)
Certificates of deposit	3,034	(3)			3,034	(3)
	$143,913	$(240)	$15,105	$ (30)	$159,018	$(270)

At December 31, 2007, the unrealized losses in the Company's marketable securities were primarily caused by general instability in the credit markets at the end of 2007. At December 31, 2006, the unrealized losses in the Company's marketable securities were primarily caused by interest rate increases, which generally resulted in a decrease in the market value of the Company's portfolio. Based upon the Company's currently projected sources and uses of cash, the Company intends to hold these securities until a recovery of fair value, which may be maturity. Therefore, the Company does not consider these marketable securities at December 31, 2007 and 2006 to be other than temporarily impaired. However, further deterioration in the credit markets may subject the Company to the risk of not being able to recover the full principal value of certain of its marketable securities, which could have a material impact on the Company's financial statements.

(Unless otherwise noted, dollars in thousands, except per share data)

5. Accounts Receivable

Accounts receivable as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Receivable from sanofi-aventis (see Note 11)	$14,244	$6,900
Receivable from Bayer HealthCare (see Note 11)	2,797	
Other	1,279	593
	$18,320	$7,493

6. Property, Plant, and Equipment

Property, plant, and equipment as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Land	$ 2,117	$ 475
Building and improvements	66,208	57,045
Leasehold improvements	13,982	14,662
Construction-in-progress	4,677	203
Laboratory and other equipment	61,717	59,164
Furniture, fixtures, software and computer equipment	6,080	5,413
	154,781	136,962
Less, accumulated depreciation and amortization	(96,477)	(87,609)
	$ 58,304	$ 49,353

In October 2007, the Company purchased land and a building in Rensselaer, New York for $9.0 million. The Company previously leased manufacturing, office, and warehouse space in a portion of the purchased building (see Note 10).

Depreciation and amortization expense on property, plant, and equipment amounted to $10.4 million, $14.3 million, and $15.4 million for the years ended December 31, 2007, 2006, and 2005, respectively. Included in these amounts was $0.7 million and $0.9 million of depreciation and amortization expense related to contract manufacturing that was capitalized into inventory for the years ended December 31, 2006 and 2005, respectively.

7. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2007 and 2006 consist of the following:

	2007	2006
Accounts payable	$ 8,128	$ 4,349
Payable due to Bayer HealthCare (see Note 11)	4,892	
Accrued payroll and related costs	14,514	9,932
Accrued clinical trial expense	5,609	2,606
Accrued expenses, other	3,797	2,292
Interest payable on convertible notes	2,292	2,292
	$39,232	$21,471

(Unless otherwise noted, dollars in thousands, except per share data)

8. Deferred Revenue

Deferred revenue as of December 31, 2007 and 2006 consists of the following:

	2007	2006
Current portion:		
Received from sanofi-aventis (see Note 11)	$ 18,855	$ 8,937
Received from Bayer HealthCare (see Note 11)	13,179	12,561
Received for technology license agreements (see Note 12)	11,579	
Other	819	2,045
	$ 44,432	$ 23,543
Long-term portion:		
Received from sanofi-aventis	$126,431	$ 61,013
Received from Bayer HealthCare	65,896	62,439
	$192,327	$123,452

9. Stockholders Equity

The Company's Restated Certificate of Incorporation provides for the issuance of up to 40 million shares of Class A Stock, par value $0.001 per share, and 160 million shares of Common Stock, par value $0.001 per share. Shares of Class A Stock are convertible, at any time, at the option of the holder into shares of Common Stock on a share-for-share basis. Holders of Class A Stock have rights and privileges identical to Common Stockholders except that Class A Stockholders are entitled to ten votes per share, while Common Stockholders are entitled to one vote per share. Class A Stock may only be transferred to specified Permitted Transferees, as defined. Under the Company's Restated Certificate of Incorporation, the Company's Board of Directors (the "Board") is authorized to issue up to 30 million shares of preferred stock, in series, with rights, privileges, and qualifications of each series determined by the Board.

In October 2001, the Company completed a private placement of $200.0 million aggregate principal amount of senior subordinated notes, which are convertible into shares of the Company's Common Stock. See Note 10.

In November 2006, the Company completed a public offering of 7.6 million shares of Common Stock at a price of $23.03 per share and received proceeds, after expenses, of $174.6 million.

In September 2003, sanofi-aventis purchased 2,799,552 newly issued, unregistered shares of the Company's Common Stock for $45.0 million. See Note 11.

In December 2007, sanofi-aventis purchased 12 million newly issued, unregistered shares of the Company's Common Stock for an aggregate cash price of $312.0 million. As a condition to the closing of this transaction, sanofi-aventis entered into an investor agreement with the Company. Under the investor agreement, sanofi-aventis has three demand rights to require the Company to use all reasonable efforts to conduct a registered underwritten public offering with respect to shares of the Company's Common Stock beneficially owned by sanofi-aventis immediately after the closing of the transaction. Until the later of the fifth anniversaries of the expiration or earlier termination of the License and Collaboration Agreement under the Company's antibody collaboration with sanofi-aventis (see Note 11) and the Company's collaboration agreement with sanofi-aventis for the development and commercialization of aflibercept (see Note 11), sanofi-aventis will be bound by certain "standstill" provisions. These provisions include an agreement not to acquire more than a specified percentage of the outstanding shares of the Company's Class A Stock and Common Stock. The percentage is currently 25% and will increase to 30% after December 20, 2011. Sanofi-aventis has also agreed not to dispose of any shares of the Company's Common Stock

(Unless otherwise noted, dollars in thousands, except per share data)

that were beneficially owned by sanofi-aventis immediately after the closing of the transaction until December 20, 2012, subject to certain limited exceptions. Following December 20, 2012, sanofi-aventis will be permitted to sell shares of the Company's Common Stock (i) in a registered underwritten public offering imdertaken pursuant to the demand registration rights granted to sanofi-aventis and described above, subject to the underwriter's broad distribution of securities sold, (ii) pursuant to Rule 144 under the Securities Act and transactions exempt from registration under the Securities Act, subject to a volume limitation of one million shares of the Company's Common Stock every three months and a prohibition on selling to beneficial owners, or persons that would become beneficial owners as a result of such sale, of 5% or more of the outstanding shares of the Company's Common Stock and (iii) into an issuer tender offer, or a tender offer by a third party that is recommended or not opposed by the Company's Board of Directors. Sanofi-aventis has agreed to vote, and cause its affiliates to vote, all shares of the Company's voting securities they are entitled to vote, at sanofi-aventis' election, either as recommended by the Company's Board of Directors or proportionally with the votes cast by the Company's other shareholders, except with respect to certain change of control transactions, liquidation or dissolution, stock issuances equal to or exceeding 10% of the then outstanding shares or voting rights of the Company's Class A Stock and Common Stock, and new equity compensation plans or amendments if not materially consistent with the Company's historical equity compensation practices. The rights and restrictions under the investor agreement are subject to termination upon the occurrence of certain events.

10. Commitments and Contingencies

a. Operating Leases

The Company currently leases laboratory and office facilities in Tarrytown, New York under operating lease agreements. In December 2006, the Company entered into a new operating lease agreement to lease laboratory and office space that is now under construction and expected to be completed in mid-2009 at the Company's current Tarrytown location, plus retain a portion of the Company's existing space. In October 2007, the Company amended the December 2006 operating lease agreement to increase the amount of new space to be leased. The term of the lease is expected to commence in mid-2008 and will expire approximately 16 years later. Under the new lease the Company also has various options and rights on additional space at the Tarrytown site, and will continue to lease its present facilities until the new facilities are ready for occupancy. In addition, the lease contains three renewal options to extend the term of the lease by five years each and early termination options for the Company's retained facilities only. The lease provides for monthly payments over the term of the lease related to the Company's retained facilities, the costs of construction and tenant improvements for the Company's new facilities, and additional charges for utilities, taxes, and operating expenses.

In connection with the new lease agreement, in December 2006, the Company issued a letter of credit in the amount of $1.6 million to its landlord, which is collateralized by a $1.6 million bank certificate of deposit. The certificate of deposit has been classified as restricted cash at December 31, 2007 and 2006 in the accompanying financial statements.

In November 2007, the Company entered into a new operating sublease for additional office space in Tarrytown, New York. The lease expires in September 2009 and contains two renewal options to extend the term of the sublease by three months each.

The Company formerly leased manufacturing, office, and warehouse facilities in Rensselaer, New York under an operating lease agreement. The lease provided for base rent plus additional rental charges for utilities, taxes, and operating expenses, as defined. In June 2007, the Company exercised a purchase option under the lease and, in October 2007, purchased the land and building (see Note 6).

The Company leases certain laboratory and office equipment under operating leases which expire at various times through 2011.

(Unless otherwise noted, dollars in thousands, except per share data)

Based, in part, upon budgeted construction and tenant improvement costs related to our new operating lease for facilities to be constructed in Tarrytown, New York, as described above, at December 31, 2007, the estimated future minimum noncancelable lease commitments under operating leases were as follows:

December 31,	Facilities	Equipment	Total
2008	$ 4,686	$429	$ 5,115
2009	9,573	339	9,912
2010	14,453	185	14,638
2011	14,713	13	14,726
2012	14,979		14,979
Thereafter	193,643	—	193,643
	$252,047	$966	$253,013

Rent expense under operating leases was:

Year Ending December 31,	Facilities	Equipment	Total
2007	$4,632	$363	$4,995
2006	4,492	307	4,799
2005	4,606	319	4,925

In addition to its rent expense for various facilities, the Company paid additional rental charges for utilities, real estate taxes, and operating expenses of $8.8 million, $8.7 million, and $9.5 million for the years ended December 31, 2007, 2006, and 2005, respectively.

b. Convertible Debt

In October 2001, the Company issued $200.0 million aggregate principal amount of convertible senior subordinated notes ("Notes") in a private placement for proceeds to the Company of $192.7 million, after deducting the initial purchasers' discount and out-of-pocket expenses (collectively, "Deferred Financing Costs"). The Notes bear interest at 5.5% per annum, payable semi-annually, and mature on October 17, 2008. Deferred Financing Costs, which are included in other assets, are amortized as interest expense over the period from the Notes' issuance to stated maturity. The Notes are convertible, at the option of the holder at any time, into shares of the Company's Common Stock at a conversion price of approximately $30.25 per share, subject to adjustment in certain circumstances. Regeneron may also redeem some or all of the Notes at any time if the closing price of the Company's Common Stock has exceeded 140% of the conversion price then in effect for a specified period of time. The fair market value of the Notes fluctuates over time. The estimated fair value of the Notes at December 31, 2007 was approximately $206.1 million.

c. Research Collaboration and Licensing Agreements

As part of the Company's research and development efforts, the Company enters into research collaboration and licensing agreements with related and unrelated companies, scientific collaborators, universities, and consultants. These agreements contain varying terms and provisions which include fees and milestones to be paid by the Company, services to be provided, and ownership rights to certain proprietary technology developed under the agreements. Some of the agreements contain provisions which require the Company to pay royalties, as defined, at rates that range from 0.25% to 16.5%, in the event the Company sells or licenses any proprietary products developed under the respective agreements.

Certain agreements under which the Company is required to pay fees permit the Company, upon 30 to 90-day written notice, to terminate such agreements. With respect to payments associated with these agreements, the

(Unless otherwise noted, dollars in thousands, except per share data)

Company incurred expenses of $1.0 million, $1.1 million, and $1.0 million for the years ended December 31, 2007, 2006, and 2005, respectively.

In July 2002, Amgen Inc. and Immunex Corporation (now part of Amgen) granted the Company a non-exclusive license to certain patents and patent applications which may be used in the development and commercialization of ARCALYST™(rilonacept; also known as IL-1 Trap). The license followed two other licensing arrangements under which Regeneron obtained a non-exclusive license to patents owned by ZymoGenetics, Inc. and Tularik Inc. for use in connection with the ARCALYST™ program. These license agreements would require the Company to pay royalties based on the net sales of ARCALYST™ if and when it is approved for sale. In total, the royalty rate under these three agreements would be in the mid-single digits.

In December 2003, the Company entered into a non-exclusive license agreement with Cellectis Inc. that granted the Company certain rights in a family of patents relating to homologous recombination. Cellectis now claims that agreements the Company entered into relating to its *VelocImmune* mice with AstraZeneca UK Limited, Astellas Pharma Inc., and sanofi-aventis are outside of the scope of the Company's license from Cellectis. The Company disagrees with Cellectis' position and is in discussions with Cellectis regarding this matter. If the Company is not able to resolve this dispute, Cellectis may commence a lawsuit against the Company and its *VelocImmune* licensees alleging infringement of Cellectis' patents. The Company is unable to estimate the losses or expenses, if any, that may result from the resolution of this matter; however, such losses or expenses could be material.

11. Research and Development Agreements

The Company has entered into various agreements related to its activities to develop and commercialize product candidates and utilize its technology platforms. Amounts earned by the Company in connection with these agreements, which were recognized as contract research and development revenue or other contract income, as applicable, totaled $96.6 million, $51.1 million, and $83.1 million in 2007, 2006, and 2005, respectively. Total Company incurred expenses associated with these agreements, which include reimbursable and non-reimbursable amounts, an allocable portion of general and administrative costs, and cost-sharing of a collaborator's development expenses, where applicable (see Bayer HealthCare below), were $108.2 million, $43.4 million and $42.2 million in 2007, 2006, and 2005, respectively. Significant agreements of this kind are described below.

a. The sanofi-aventis Group

Aflibercept

In September 2003, the Company entered into a collaboration agreement (the "Aventis Agreement") with Aventis Pharmaceuticals Inc. (predecessor to sanofi-aventis U.S.), to jointly develop and commercialize aflibercept. In connection with this agreement, sanofi-aventis made a non-refundable, up-front payment of $80.0 million and purchased 2,799,552 newly issued unregistered shares of the Company's Common Stock for $45.0 million.

In January 2005, the Company and sanofi-aventis amended the Aventis Agreement to exclude intraocular delivery of aflibercept to the eye ("Intraocular Delivery") from joint development under the agreement, and product rights to aflibercept in Intraocular Delivery reverted to Regeneron. In connection with this amendment, sanofi-aventis made a $25.0 million non-refundable payment to Regeneron (the "Intraocular Termination Payment") in January 2005.

In December 2005, the Company and sanofi-aventis amended the Aventis Agreement to expand the territory in which the companies are collaborating on the development of aflibercept to include Japan. In connection with this amendment, sanofi-aventis agreed to make a $25.0 million non-refundable, up-front payment to the Company, which was received in January 2006. Under the Aventis Agreement, as amended, the Company and sanofi-aventis will share co-promotion rights and profits on sales, if any, of aflibercept outside of Japan, for disease indications

(Unless otherwise noted, dollars in thousands, except per share data)

included in the companies' collaboration. The Company is entitled to a royalty of approximately 35% on annual sales of aflibercept in Japan, subject to certain potential adjustments. The Company may also receive up to $400.0 million in additional milestone payments upon receipt of specified marketing approvals. This total includes up to $360.0 million in milestone payments related to the receipt of marketing approvals for up to eight aflibercept oncology and other indications in the United States or the European Union. Another $40.0 million of milestone payments relate to receipt of marketing approvals for up to five aflibercept oncology indications in Japan.

Under the Aventis Agreement, as amended, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis. If the collaboration becomes profitable, Regeneron will be obligated to reimburse sanofi-aventis for 50% of these development expenses, or half of $306.8 million as of December 31, 2007, in accordance with a formula based on the amount of development expenses and Regeneron's share of the collaboration profits and Japan royalties, or at a faster rate at Regeneron's option. Regeneron has the option to conduct additional pre-Phase III studies at its own expense. In connection with the January 2005 amendment to the Aventis Agreement, the Intraocular Termination Payment of $25.0 million will be considered an aflibercept development expense and will be subject to 50% reimbursement by Regeneron to sanofi-aventis, as described above, if the collaboration becomes profitable. In addition, if the first commercial sale of an aflibercept product in Intraocular Delivery predates the first commercial sale of an aflibercept product under the collaboration by two years, Regeneron will begin reimbursing sanofi-aventis for up to $7.5 million of aflibercept development expenses in accordance with a formula until the first commercial aflibercept sale under the collaboration occurs.

Sanofi-aventis has the right to terminate the agreement without cause with at least twelve months advance notice. Upon termination of the agreement for any reason, Regeneron's obligation to reimburse sanofi-aventis, for 50% of aflibercept development expenses will terminate, and the Company will retain all rights to aflibercept.

Revenue related to payments from sanofi-aventis under the Aventis Agreement, as amended, is being recognized in accordance with SAB 104 and EITF 00-21 (see Note 2). The up-front payments received in September 2003 and January 2006, of $80.0 million and $25.0 million, respectively, and reimbursement of Regeneron-incurred development expenses, are being recognized as contract research and development revenue over the related performance period. The Company recognized $47.1 million, $47.8 million, and $43.4 million of contract research and development revenue in 2007, 2006, and 2005, respectively, in connection with the Aventis Agreement, as amended. The Company also recognized the $25.0 million Intraocular Termination Payment as other contract income in 2005. At December 31, 2007 and 2006, amounts receivable from sanofi-aventis totaled $10.5 million and $6.9 million, respectively, and deferred revenue was $61.2 million and $70.0 million, respectively, in connection with the Aventis Agreement.

Antibodies

In November 2007, the Company entered into a global, strategic collaboration (the "Antibody Collaboration") with sanofi-aventis to discover, develop, and commercialize fully human monoclonal antibodies. In connection with the collaboration, in December 2007, sanofi-aventis purchased 12 million newly issued, unregistered shares of the Company's Common Stock for $312.0 million (see Note 9).

The Antibody Collaboration is governed by a Discovery and Preclinical Development Agreement (the "Discovery Agreement") and a License and Collaboration Agreement (the "License Agreement"). The Company received a non-refundable, up-front payment of $85.0 million from sanofi-aventis under the Discovery Agreement. In addition, sanofi-aventis will fund up to $475.0 million of the Company's research for identifying and validating potential drug discovery targets and developing fully human monoclonal antibodies against such targets through December 31, 2012, subject to specified funding limits of $75.0 million for the period from the collaboration's inception through December 31, 2008, and $100.0 million annually in each of the next four years. The Discovery

(Unless otherwise noted, dollars in thousands, except per share data)

Agreement will expire on December 31, 2012; however, sanofi-aventis has an option to extend the agreement for up to an additional three years for further antibody development and preclinical activities.

For each drug candidate identified under the Discovery Agreement, sanofi-aventis has the option to license rights to the candidate under the License Agreement. If it elects to do so, sanofi-aventis will co-develop the drug candidate with the Company through product approval. If sanofi-aventis does not exercise its option to license rights to a particular drug candidate under the License Agreement, the Company will retain the exclusive right to develop and commercialize such drug candidate, and sanofi-aventis will receive a royalty on sales, if any. Upon inception of the Antibody Collaboration, the Company and sanofi-aventis began co-developing the first therapeutic antibody, REGN88, under the License Agreement.

Under the License Agreement, agreed upon worldwide development expenses incurred by both companies during the term of the agreement will be funded by sanofi-aventis, except that following receipt of the first positive Phase 3 trial results for a co-developed drug candidate, subsequent Phase 3 trial-related costs for that drug candidate ("Shared Phase 3 Trial Costs") will be shared 80% by sanofi-aventis and 20% by Regeneron. If the Antibody Collaboration becomes profitable, Regeneron will be obligated to reimburse sanofi-aventis for 50% of development expenses that were fully funded by sanofi-aventis (or half of $0.7 million as of December 31, 2007) and 30% of Shared Phase 3 Trial Costs, in accordance with a defined formula based on the amounts of these expenses and the Company's share of collaboration profits from commercialization of collaboration products.

Sanofi-aventis will lead commercialization activities for products developed under the License Agreement, subject to the Company's right to co-promote such products. The parties will equally share profits and losses from sales within the United States. The parties will share profits outside the United States on a sliding scale based on sales starting at 65% (sanofi-aventis)/35% (Regeneron) and ending at 55% (sanofi-aventis)/45% (Regeneron), and losses outside the United States at 55% (sanofi-aventis)/45% (Regeneron). In addition to profit sharing, the Company is entitled to receive up to $250.0 million in sales milestone payments, with milestone payments commencing only if and after aggregate annual sales outside the United States exceed $1.0 billion on a rolling 12-month basis.

Regeneron is obligated to use commercially reasonable efforts to supply clinical requirements of each drug candidate under the Antibody Collaboration until commercial supplies of that drug candidate are being manufactured.

With respect to each antibody product which enters development under the License Agreement, sanofi-aventis or the Company may, by giving twelve months notice, opt-out of further development and/or commercialization of the product, in which event the other party retains exclusive rights to continue the development and/or commercialization of the product. The Company may also opt-out of the further development of an antibody product if it gives notice to sanofi-aventis within thirty days of the date that sanofi-aventis enters joint development of such antibody product under the License Agreement. Each of the Discovery Agreement and the License Agreement contains other termination provisions, including for material breach by the other party and, in the case of the Discovery Agreement, a termination right for sanofi-aventis under certain circumstances, including if certain minimal criteria for the discovery program are not achieved. Prior to December 31, 2012, sanofi-aventis has the right to terminate the Discovery Agreement without cause with at least three months advance written notice; however, except under defined circumstances, sanofi-aventis would be obligated to immediately pay to the Company the full amount of unpaid research funding during the remaining term of the research agreement through December 31, 2012. Upon termination of the collaboration in its entirety, the Company's obligation to reimburse sanofi-aventis for development costs out of any future profits from collaboration products will terminate. Upon expiration of the Discovery Agreement, sanofi-aventis has an option to license the Company's *VelocImmune* technology for agreed upon consideration.

(Unless otherwise noted, dollars in thousands, except per share data)

Revenue related to payments from sanofi-aventis under the Antibody Collaboration is being recognized in accordance with SAB 104 and EITF 00-21 (see Note 2). The $85.0 million up-front payment received in December 2007 and reimbursement of Regeneron-incurred expenses under the Discovery and License Agreements are being recognized as contract research and development revenue over the related performance period. In connection with the Antibody Collaboration, the Company recognized $4.6 million of contract research and development revenue in 2007. In addition, at December 31, 2007, amounts receivable from sanofi-aventis totaled $3.7 million and deferred revenue was $84.1 million.

b. Bayer HealthCare LLC

In October 2006, the Company entered into a license and collaboration agreement with Bayer HealthCare LLC to globally develop, and commercialize outside the United States, the Company's VEGF Trap for the treatment of eye disease by local administration ("VEGF Trap-Eye"). Under the terms of the agreement, Bayer HealthCare made a non-refundable, up-front payment to the Company of $75.0 million. In addition, the Company is eligible to receive up to $110.0 million in development and regulatory milestones related to the VEGF Trap-Eye program, of which the Company received a $20.0 million milestone payment in August 2007 in connection with the initiation of a Phase 3 trial of the VEGF Trap-Eye in the neovascular form of age-related macular degeneration ("wet AMD"). The Company is also eligible to receive up to an additional $135.0 million in sales milestones when and if total annual sales of the VEGF Trap-Eye outside the United States achieve certain specified levels starting at $200.0 million.

The Company will share equally with Bayer HealthCare in any future profits arising from the commercialization of the VEGF Trap-Eye outside the United States. If the VEGF Trap-Eye is granted marketing authorization in a major market country outside the United States and the collaboration becomes profitable, the Company will be obligated to reimburse Bayer HealthCare out of its share of the collaboration profits for 50% of the agreed upon development expenses that Bayer HealthCare has incurred (or half of $25.4 million as of December 31, 2007) in accordance with a formula based on the amount of development expenses that Bayer HealthCare has incurred and the Company's share of the collaboration profits, or at a faster rate at the Company's option. Within the United States, the Company is responsible for any future commercialization of the VEGF Trap-Eye and retains exclusive rights to any future profits from commercialization.

Agreed upon development expenses incurred by both companies in 2007 under a global development plan were shared as follows: The first $50.0 million were shared equally and the Company was solely responsible for up to the next $40.0 million. Neither party was reimbursed for any development expenses that it incurred prior to 2007.

In 2008, agreed upon VEGF Trap-Eye development expenses incurred by both companies under a global development plan will be shared as follows: Up to the first $70.0 million will be shared equally, the Company is solely responsible for up to the next $30.0 million; and over $100.0 million will be shared equally. In 2009 and thereafter, all development expenses will be shared equally. Regeneron is also obligated to use commercially reasonable efforts to supply clinical and commercial product requirements.

Bayer HealthCare has the right to terminate the Bayer Agreement without cause with at least six months or twelve months advance notice depending on defined circumstances at the time of termination. In the event of termination of the agreement for any reason, the Company retains all rights to the VEGF Trap-Eye.

For the period from the collaboration's inception in October 2006 through September 30, 2007, all up-front licensing, milestone, and cost-sharing payments received or receivable from Bayer HealthCare had been fully deferred and included in deferred revenue for financial statement purposes. In the fourth quarter of 2007, Regeneron and Bayer HealthCare approved a global development plan for the VEGF Trap-Eye in wet AMD. The plan includes estimated development steps, timelines, and costs, as well as the projected responsibilities of and costs to be incurred by each of the companies. In addition, in the fourth quarter of 2007, Regeneron and Bayer

(Unless otherwise noted, dollars in thousands, except per share data)

HealthCare reaffirmed the companies' commitment to a DME development program and had initial estimates of development costs for the VEGF Trap-Eye in DME. As a result, effective in the fourth quarter of 2007, the Company determined the appropriate accounting policy for payments from Bayer HealthCare and cost-sharing of the Company's and Bayer HealthCare's VEGF Trap-Eye development expenses, and the financial statement classifications and periods in which past and future payments from Bayer HealthCare (including the $75.0 million up-front payment and development and regulatory milestone payments) and cost-sharing of VEGF Trap-Eye development expenses will be recognized in the Company's Statement of Operations.

The $75.0 million up-front licensing payment and $20.0 million milestone payment (which was not considered substantive) from Bayer HealthCare are being recognized as contract research and development revenue over the related estimated performance period in accordance with SAB 104 and EITF 00-21 (see Note 2). In periods when the Company recognizes VEGF Trap-Eye development expenses that the Company incurs under the collaboration, the Company also recognizes, as contract research and development revenue, the portion of those VEGF Trap-Eye development expenses that is reimbursable from Bayer HealthCare. In periods when Bayer HealthCare incurs agreed upon VEGF Trap-Eye development expenses that benefit the collaboration and Regeneron, the Company also recognizes, as additional research and development expense, the portion of Bayer HealthCare's VEGF Trap-Eye development expenses that the Company is obligated to reimburse. In the fourth quarter of 2007, when the Company commenced recognizing previously deferred payments from Bayer HealthCare and cost-sharing of the Company's and Bayer HealthCare's 2007 VEGF Trap-Eye development expenses, the Company recognized, as a cumulative catch-up, contract research and development revenue of $35.9 million, consisting of (i) $15.9 million related to the $75.0 million up-front licensing payment and the $20.0 million milestone payment, and (ii) $20.0 million related to the portion of the Company's 2007 VEGF Trap-Eye development expenses that is reimbursable from Bayer HealthCare. In addition, in the fourth quarter of 2007, the Company recognized as additional research and development expense a cumulative catch-up of $10.6 million of 2007 VEGF Trap-Eye development expenses that the Company was obligated to reimburse to Bayer HealthCare.

At December 31, 2007, in connection with cost-sharing of VEGF Trap-Eye development expenses under the collaboration, $4.9 million was payable to Bayer HealthCare and $2.8 million was receivable from Bayer HealthCare. In addition, at December 31, 2007 and 2006, deferred revenue from the Company's collaboration with Bayer HealthCare was $79.1 million and $75.0 million, respectively.

c. *The Procter & Gamble Company*

In May 1997, the Company entered into a long-term collaboration with The Procter & Gamble Company to discover, develop, and commercialize pharmaceutical products, and Procter & Gamble agreed to provide funding for Regeneron's research efforts related to the collaboration. In accordance with the companies' collaboration agreement (the "P&G Agreement"), Procter & Gamble was obligated to fund Regeneron research on therapeutic areas that were of particular interest to Procter & Gamble through December 2005, with no further research obligations by either party thereafter. Under the P&G Agreement, research support from Procter & Gamble was $2.5 million per quarter, plus adjustments for inflation, through December 2005.

In June 2005, the Company and Procter & Gamble amended the P&G Agreement. Pursuant to the terms of the modified agreement, the Company and Procter & Gamble agreed that the research activities of the parties under the P&G Agreement were completed on June 30, 2005, six months prior to the December 31, 2005 expiration date in the P&G Agreement. In connection with the amendment, Procter & Gamble made a one-time $5.6 million payment to Regeneron and the Company paid approximately $1.0 million to Procter & Gamble to acquire certain capital equipment owned by Procter & Gamble and located at the Company's facilities. Procter & Gamble and the Company divided rights to research programs and pre-clinical product candidates that were developed during the research term of the P&G Agreement. Neither party has the right to participate in the development or commercialization of the other party's product candidates. The Company is entitled to receive royalties based on any future

(Unless otherwise noted, dollars in thousands, except per share data)

product sales of a Procter & Gamble pre-clinical candidate arising from the collaboration, and Procter & Gamble is entitled to receive a small royalty on any sales of a single Regeneron candidate that is currently not being developed. Neither party is entitled to receive royalties or other payments based on any other products arising from the collaboration.

Contract research and development revenue related to the Company's collaboration with Procter & Gamble was $6.0 million in 2005. In addition, the one-time $5.6 million payment made by Procter & Gamble to the Company in connection with the amendment to the P&G Agreement was recognized as other contract income in 2005.

d. Serono, S.A. (now part of Merck KGaA)

In December 2002, the Company entered into an agreement (the "Serono Agreement") with Serono S.A. to use Regeneron's proprietary *VelociGene*® technology platform to provide Serono with knock-out and transgenic mammalian models of gene function ("Materials"). The Serono Agreement contains provisions for minimum yearly order quantities. In connection with its orders for Materials, Serono makes advance payments to Regeneron, which are accounted for as deferred revenue. Regeneron recognizes revenue and reduces the deferred revenue balance as Materials are shipped to and accepted by Serono. In 2007, 2006, and 2005, the Company recognized $2.4 million, $1.8 million, and $2.2 million, respectively, of contract research and development revenue in connection with the Serono Agreement.

e. National Institutes of Health

In September 2006, the Company was awarded a grant from the National Institutes of Health ("NIH") as part of the NIH's Knockout Mouse Project. The NIH grant provides a minimum of $17.9 million in funding over a five-year period, subject to compliance with its terms and annual funding approvals, for the Company's use of its *VelociGene* technology to generate a collection of targeting vectors and targeted mouse embryonic stem cells which can be used to produce knockout mice. The Company will also receive another $1.0 million in funding to optimize certain existing technology for use in the Knockout Mouse Project. In 2007 and 2006, the Company recognized contract research and development revenue of $5.5 million and $0.5 million, respectively, from the NIH Grant.

12. Technology Licensing Agreements

In February 2007, the Company entered into a non-exclusive license agreement with AstraZeneca UK Limited that allows AstraZeneca to utilize the Company's *VelocImmune* technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, AstraZeneca made a $20.0 million non-refundable, up-front payment to the Company which was deferred and is being recognized as revenue ratably over the twelve month period beginning in February 2007. AstraZeneca is required to make up to five additional annual payments of $20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. These additional payments will be recognized as revenue ratably over their respective annual license periods. The Company is entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by AstraZeneca using the Company's *VelocImmune* technology. In connection with the AstraZeneca license agreement, for the year ended December 31, 2007, the Company recognized $17.1 million of revenue and, at December 31, 2007, deferred revenue was $2.9 million.

In March 2007, the Company entered into a non-exclusive license agreement with Astellas Pharma Inc. that allows Astellas to utilize the Company's *VelocImmune* technology in its internal research programs to discover human monoclonal antibodies. Under the terms of the agreement, Astellas made a $20.0 million non-refundable, up-front payment to the Company, which was deferred and is being recognized as revenue ratably over the twelve month period beginning in June 2007. Astellas is required to make up to five additional annual payments of

(Unless otherwise noted, dollars in thousands, except per share data)

$20.0 million, subject to its ability to terminate the agreement after making the first three additional payments or earlier if the technology does not meet minimum performance criteria. These additional payments will be recognized as revenue ratably over their respective annual license periods. The Company is entitled to receive a mid-single-digit royalty on any future sales of antibody products discovered by Astellas using the Company's *VelocImmune* technology. In connection with the Astellas license agreement, for the year ended December 31, 2007, the Company recognized $11.3 million of revenue and, at December 31, 2007, deferred revenue was $8.7 million.

13. Manufacturing Agreement

During 1995, the Company entered into a long-term manufacturing agreement with Merck & Co., Inc., as amended, (the "Merck Agreement") to produce an intermediate (the "Intermediate") for a Merck pediatric vaccine at the Company's Rensselaer, New York facility. The Company modified portions of its facility for manufacture of the Intermediate and assisted Merck in securing regulatory approval for such manufacture in the Company's facility. The Merck Agreement called for the Company to manufacture Intermediate for Merck for a specified period of time (the "Production Period"), with certain minimum order quantities each year. The Production Period commenced in November of 1999 and originally extended for six years. In February 2005, the Company and Merck amended the Merck Agreement to extend the Production Period through October 2006, at which time the Merck Agreement terminated.

Merck agreed to reimburse the Company for the capital costs to modify the facility ("Capital Costs"). Merck also agreed to pay an annual facility fee (the "Facility Fee") of $1.0 million beginning March 1995, subject to annual adjustment for inflation. During the Production Period, Merck agreed to reimburse the Company for certain manufacturing costs, pay the Company a variable fee based on the quantity of Intermediate supplied to Merck, and make additional bi-annual payments ("Additional Payments"), as defined. In addition, Merck agreed to reimburse the Company for the cost of Company activities performed on behalf of Merck prior to the Production Period and for miscellaneous costs during the Production Period ("Internal Costs"). These payments were recognized as contract manufacturing revenue as follows: (i) payments for Internal Costs were recognized as the activities were performed, (ii) the Facility Fee and Additional Payments were recognized over the period to which they related, (iii) payments for Capital Costs were deferred and recognized as Intermediate was shipped to Merck, and (iv) payments related to the manufacture of Intermediate during the Production Period ("Manufacturing Payments") were recognized after the Intermediate was tested and approved by, and shipped (FOB Shipping Point) to, Merck.

In 2006 and 2005, Merck contract manufacturing revenue totaled $12.3 million and $13.7 million, respectively. Such amounts include $1.2 million and $1.4 million of previously deferred Capital Costs, respectively.

14. Long-Term Incentive Plans

During 2000, the Company established the Regeneron Pharmaceuticals, Inc. 2000 Long-Term Incentive Plan ("2000 Incentive Plan") which, as amended, provides for the issuance of up to 18,500,000 shares of Common Stock in respect of awards. In addition, shares of Common Stock previously approved by shareholders for issuance under the Regeneron Pharmaceuticals, Inc. 1990 Long-Term Incentive Plan ("1990 Incentive Plan") that are not issued under the 1990 Incentive Plan, may be issued as awards under the 2000 Incentive Plan. Employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the Company's board of directors, (collectively, "Participants") may receive awards as determined by a committee of independent directors ("Committee"). The awards that may be made under the 2000 Incentive Plan include: (a) Incentive Stock Options ("ISOs") and Nonqualified Stock Options, (b) shares of Restricted Stock, (c) shares of Phantom Stock, (d) Stock Bonuses, and (e) Other Awards.

(Unless otherwise noted, dollars in thousands, except per share data)

Stock Option awards grant Participants the right to purchase shares of Common Stock at prices determined by the Committee; however, in the case of an ISO, the option exercise price will not be less than the fair market value of a share of Common Stock on the date the Option is granted. Options vest over a period of time determined by the Committee, generally on a pro rata basis over a three to five year period. The Committee also determines the expiration date of each Option; however, no ISO is exercisable more than ten years after the date of grant. The maximum term of options that have been awarded under the 2000 Incentive Plan is ten years.

Restricted Stock awards grant Participants shares of restricted Common Stock or allow Participants to purchase such shares at a price determined by the Committee. Such shares are nontransferable for a period determined by the Committee ("vesting period"). Should employment terminate, as defined by the 2000 Incentive Plan, the ownership of the Restricted Stock, which has not vested, will be transferred to the Company, except under defined circumstances with Committee approval, in consideration of amounts, if any, paid by the Participant to acquire such shares. In addition, if the Company requires a return of the Restricted Shares, it also has the right to require a return of all dividends paid on such shares.

Phantom Stock awards provide the Participant the right to receive, within 30 days of the date on which the share vests, an amount, in cash and/or shares of the Company's Common Stock as determined by the Committee, equal to the sum of the fair market value of a share of Common Stock on the date such share of Phantom Stock vests and the aggregate amount of cash dividends paid with respect to a share of Common Stock during the period from the grant date of the share of Phantom Stock to the date on which the share vests. Stock Bonus awards are bonuses payable in shares of Common Stock which are granted at the discretion of the Committee.

Other Awards are other forms of awards which are valued based on the Company's Common Stock. Subject to the provisions of the 2000 Incentive Plan, the terms and provisions of such Other Awards are determined solely on the authority of the Committee.

During 1990, the Company established the 1990 Incentive Plan which, as amended, provided for a maximum of 6,900,000 shares of Common Stock in respect of awards. Employees of the Company, including officers, and nonemployees, including consultants and nonemployee members of the Company's board of directors, received awards as determined by a committee of independent directors. Under the provisions of the 1990 Incentive Plan, there will be no future awards from the plan. Awards under the 1990 Incentive Plan consisted of Incentive Stock Options and Nonqualified Stock Options which generally vested on a pro rata basis over a three or five year period and have a term of ten years.

The 1990 and 2000 Incentive Plans contain provisions that allow for the Committee to provide for the immediate vesting of awards upon a change in control of the Company, as defined.

As of December 31, 2007, there were 744,879 shares available for future grants under the 2000 Incentive Plan.

a. Stock Options

Transactions involving stock option awards during 2005, 2006, and 2007 under the 1990 and 2000 Incentive Plans are summarized in the table below.

Stock Options:	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Intrinsic Value (in thousands)
Outstanding at December 31, 2004	15,140,568	$18.68		
2005:				
Granted	4,551,360	$10.08		
Forfeited	(1,975,108)	$20.83		
Expired	(2,399,410)	$30.18		
Exercised	(597,918)	$ 9.50		
Outstanding at December 31, 2005	14,719,492	$14.23		
2006:				
Granted	2,742,260	$19.59		
Forfeited	(338,122)	$10.51		
Expired	(172,218)	$24.23		
Exercised	(1,408,907)	$ 9.84		
Outstanding at December 31, 2006	15,542,505	$15.54		
2007:				
Granted	3,415,743	$21.78		
Forfeited	(220,342)	$14.43		
Expired	(50,759)	$13.73		
Exercised	(1,014,791)	$10.58		
Outstanding at December 31, 2007	17,672,356	$17.05	6.68	$146,827
Vested and expected to vest at December 31, 2007	16,945,428	$17.09	6.62	$140,881
Exercisable at December 31, 2005	7,321,256	$17.79		
Exercisable at December 31, 2006	7,890,856	$17.41		
Exercisable at December 31, 2007	9,369,665	$17.02	5.27	$ 86,252

The Company satisfies stock option exercises with newly issued shares of the Company's Common Stock. The total intrinsic value of stock options exercised during 2007, 2006, and 2005 was $12.6 million, $13.2 million, and $1.6 million, respectively. The intrinsic value represents the amount by which the market price of the underlying stock exceeds the exercise price of an option.

The Company grants stock options with exercise prices that are equal to or greater than the market price of the Company's Common Stock on the date of grant. The table below summarizes the weighted-average exercise prices and weighted-average grant-date fair values of options issued during the years ended December 31, 2005, 2006, and 2007.

(Unless otherwise noted, dollars in thousands, except per share data)

	Number of Options Granted	Weighted-Average Exercise Price	Weighted-Average Fair Value
2005:			
Exercise price equal to market price	4,551,360	$10.08	$ 6.68
2006:			
Exercise price equal to market price	2,742,260	$19.59	$12.82
2007:			
Exercise price equal to market price	3,415,743	$21.78	$11.13

The following table summarizes stock option information as of December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.83 to $ 8.50	2,075,472	3.35	$ 8.19	840,272	$ 7.80
$ 8.52 to $ 9.49	2,539,210	5.76	$ 9.30	1,973,719	$ 9.26
$ 9.50 to $11.64	2,122,728	7.79	$11.61	1,028,792	$11.59
$11.70 to $17.89	2,300,442	6.28	$13.47	2,018,882	$13.25
$18.17 to $20.32	3,481,247	7.91	$19.96	1,496,971	$19.73
$20.79 to $27.07	3,221,553	9.72	$22.05	79,325	$23.50
$27.53 to $37.94	1,871,704	3.45	$32.85	1,871,704	$32.85
$51.56 to $51.56	60,000	2.16	$51.56	60,000	$51.56
$ 4.83 to $51.56	17,672,356	6.68	$17.05	9,369,665	$17.02

Non-cash stock-based employee compensation expense recognized in operating expenses is provided in Note 2. As of December 31, 2007, there was $60.6 million of stock-based compensation cost related to outstanding nonvested stock options, net of estimated forfeitures, which had not yet been recognized in operating expenses. The Company expects to recognize this compensation cost over a weighted-average period of 1.8 years. In addition, there are 723,092 options which are unvested as of December 31, 2007 and would become vested upon the attainment of certain performance and service conditions. Potential compensation cost, measured on the grant date, related to these performance options totals $2.7 million and will begin to be recognized only if, and when, these options' performance condition is considered to be probable of attainment.

Fair value Assumptions:

The fair value of each option granted under the Regeneron Pharmaceuticals, Inc. 2000 Incentive Plan during 2007, 2006, and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model. Using this model, fair value is calculated based on assumptions with respect to (i) expected volatility of the Company's Common Stock price, (ii) the periods of time over which employees and members of the Company's board of directors are expected to hold their options prior to exercise (expected lives), (iii) expected dividend yield on the Company's Common Stock, and (iv) risk-free interest rates, which are based on quoted U.S. Treasury rates for securities with maturities approximating the options' expected lives. Expected volatility has been estimated based on actual movements in the Company's stock price over the most recent historical periods equivalent to the options' expected lives. Expected lives are principally based on the Company's limited historical exercise experience with option grants with similar exercise prices. The expected dividend yield is zero as the Company has never paid dividends and does not currently anticipate paying any in the foreseeable future. The following table summarizes

(Unless otherwise noted, dollars in thousands, except per share data)

the weighted average values of the assumptions used in computing the fair value of option grants during 2007, 2006, and 2005.

	2007	2006	2005
Expected volatility	53%	67%	71%
Expected lives from grant date	5.6 years	6.5 years	5.9 years
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.60%	4.51%	4.16%

2005 Stock Option Exchange:

In December 2004, the Company's shareholders approved a stock option exchange program. Under the program, Company regular employees who work an average of 20 hours per week, other than the Company's chairman and the Company's president and chief executive officer, were provided the opportunity to make a one-time election to surrender options granted under the 1990 and 2000 Incentive Plans that had an exercise price of at least $18.00 and exchange them for replacement options granted under the 2000 Incentive Plan in accordance with the following exchange ratios:

Exercise Price of Eligible Options	Exchange Ratio (Number of Eligible Options to be Surrendered and Cancelled for Each Replacement Option)
$18.00 to $28.00	1.50
$28.01 to $37.00	2.00
$37.01 and up	3.00

Participation in the stock option exchange program was voluntary, and non-employee directors, consultants, former employees, and retirees were not eligible to participate. The participation deadline was January 5, 2005 and 329 eligible employees participated in the program. These employees elected to exchange options with a total of 3,665,819 underlying shares of Common Stock, and the Company issued 1,977,840 replacement options with an exercise price of $8.50 per share on January 5, 2005.

Each replacement option was completely unvested upon grant. Each replacement option granted to an employee other than our executive vice president and senior vice presidents will ordinarily become vested and exercisable with respect to one-fourth of the shares initially underlying such option on each of the first, second, third and fourth anniversaries of the grant date so that such replacement option will be fully vested and exercisable four years after it was granted. Each replacement option granted to the Company's executive vice president and senior vice presidents will ordinarily vest with respect to all shares underlying such option if both (i) the Company's products have achieved gross sales of at least $100 million during any consecutive twelve month period (either directly by the Company or through its licenses) and (ii) the specific executive or senior vice president has remained employed by the Company for at least three years from the date of grant. For all replacement options, the recipient's vesting and exercise rights are contingent upon the recipients continued employment through the applicable vesting date and subject to the other terms of the 2000 Incentive Plan and the applicable option award agreement. As is generally the case with respect to the option award agreements for options that were eligible for exchange pursuant to the stock option exchange program, the option award agreements for replacement options include provisions whereby the replacement options may be fully vested in connection with a "Change in Control" of the Company, as defined in the 2000 Incentive Plan.

Under the stock option exchange program, each replacement option has a term equal to the greater of (i) the remaining term of the surrendered option it replaces and (ii) six years from the date of grant of the replacement

(Unless otherwise noted, dollars in thousands, except per share data)

option. This was intended to ensure that the employees who participated in the stock option exchange program would not derive any additional benefit from an extended option term unless the surrendered option had a remaining term of less than six years. In connection with the replacement options issued under the stock option exchange program, the Company will recognize total incremental compensation cost of $2.0 million over the vesting periods of these options.

b. Restricted Stock

A summary of the Company's activity related to Restricted Stock awards for the years ended December 31, 2005 and 2006 is summarized below:

Restricted Stock:	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2004	286,417	$12.40
2005: Forfeited	(4,601)	$11.70
Released	(186,628)	$13.05
Outstanding at December 31, 2005	95,188	$11.16
2006: Forfeited	(1,703)	$ 9.74
Released	(93,485)	$11.18
Outstanding at December 31, 2006	—	
2007: Granted	500,000	$21.92
Outstanding at December 31, 2007	500,000	$21.92

In December 2007, the Company awarded a grant of Restricted Stock to the Company's executive vice president. In accordance with generally accepted accounting principles, the Company records unearned compensation in Stockholders' Equity related to grants of Restricted Stock awards. This amount is based on the fair market value of shares of the Company's Common Stock on the date of grant and is expensed, on a pro rata basis, over the period that the restriction on these shares lapse, which is five years for the grant made in 2007, approximately two years for grants made in 2003, and 18 months for grants made in 2004. In addition, unearned compensation in Stockholders' Equity is reduced due to forfeitures of Restricted Stock resulting from employee terminations. Prior to the adoption of SFAS 123R, unearned compensation was included as a separate component of Stockholders' Equity. Effective January 1, 2006, unearned compensation is combined with additional paid-in capital in accordance with the provisions of SFAS 123R.

In connection with the 2007 grant of Restricted Stock, the Company recorded unearned compensation in Stockholder's Equity of $11.0 million, which was combined with additional paid-in capital. In connection with forfeitures of past Restricted Stock awards, the Company reduced unearned compensation by $17 thousand and $0.1 million in 2006 and 2005, respectively. The Company recognized non-cash compensation expense from Restricted Stock awards of $0.1 million, $0.3 million, and $1.9 million in 2007, 2006, and 2005, respectively. As of December 31, 2007, there were 500,000 unvested shares of Restricted Stock outstanding and $10.9 million of stock-based compensation cost related to these unvested shares which had not yet been recognized in operating expenses.

15. Executive Stock Purchase Plan

In 1989, the Company adopted an Executive Stock Purchase Plan (the "Plan") under which 1,027,500 shares of Class A Stock were reserved for restricted stock awards. The Plan provides for the compensation committee of the board of directors to award employees, directors, consultants, and other individuals ("Plan participants") who render service to the Company the right to purchase Class A Stock at a price set by the compensation committee. The Plan provides for the vesting of shares as determined by the compensation committee and, should the

(Unless otherwise noted, dollars in thousands, except per share data)

Company's relationship with a Plan participant terminate before all shares are vested, unvested shares will be repurchased by the Company at a price per share equal to the original amount paid by the Plan participant. During 1989 and 1990, a total of 983,254 shares were issued, all of which vested as of December 31, 1999. As of December 31, 2007, there were 44,246 shares available for future grants under the Plan.

16. Employee Savings Plan

In 1993, the Company adopted the provisions of the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan (the "Savings Plan"). The terms of the Savings Plan provide for employees who have met defined service requirements to participate in the Savings Plan by electing to contribute to the Savings Plan a percentage of their compensation to be set aside to pay their future retirement benefits, as defined. The Savings Plan, as amended and restated, provides for the Company to make discretionary contributions ("Contribution"), as defined. The Company recorded Contribution expense of $1.4 million in 2007, $1.3 million in 2006, and $2.0 million in 2005; such amounts were accrued as liabilities at December 31, 2007, 2006, and 2005, respectively. During the first quarter of 2008, 2007, and 2006, the Company contributed 58,575, 64,532, and 120,960 shares, respectively, of Common Stock to the Savings Plan in satisfaction of these obligations.

17. Income Taxes

In 2007, 2006, and 2005, the Company incurred net losses for tax purposes and recognized a full tax valuation against deferred taxes. Accordingly, no provision or benefit for income taxes has been recorded in the accompanying financial statements.

The tax effect of temporary differences, net operating loss carry-forwards, and research and experimental tax credit carry-forwards as of December 31, 2007 and 2006 was as follows:

	2007	2006
Deferred tax assets:		
Net operating loss carry-forward	$ 166,714	$ 177,034
Fixed assets	17,245	15,640
Deferred revenue	96,148	58,739
Deferred compensation	15,159	14,213
Research and experimental tax credit carry-forward	25,446	23,248
Capitalized research and development costs	15,236	19,555
Other	7,036	3,897
Valuation allowance	(342,984)	(312,326)
	—	—

The Company's valuation allowance increased by $30.7 million in 2007, due primarily to the temporary difference related to deferred revenue, principally resulting from the non-refundable up-front payment received from sanofi-aventis in December 2007 (see Note 11). In 2006, the Company's valuation allowance increased by $41.6 million, due primarily to increases in the Company's net operating loss carry-forward and the temporary difference related to deferred revenue, principally resulting from the non-refundable up-front payment received from Bayer HealthCare in 2006 (see Note 11).

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* The implementation of FIN 48 had no impact on the Company's financial statements as the Company has not recognized any uncertain income tax positions.

The Company is primarily subject to U.S. federal and New York State income tax. For all years presented, the Company's effective income tax rate is zero. The difference between the Company's effective income tax rate and the Federal statutory rate of 35% is attributable to state tax benefits and tax credit carry-forwards offset by an increase in the deferred tax valuation allowance. The Company's 1992 and subsequent tax years remain open to examination by U.S. federal and state tax authorities.

The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. As of January 1 and December 31, 2007, the Company had no accruals for interest or penalties related to income tax matters.

As of December 31, 2007, the Company had available for tax purposes unused net operating loss carry-forwards of $423.2 million which will expire in various years from 2008 to 2027 and included $12.7 million of net operating loss carry-forwards related to exercises of Nonqualified Stock Options and disqualifying dispositions of Incentive Stock Options, the tax benefit from which, if realized, will be credited to additional paid-in capital. The Company's research and experimental tax credit carry-forwards expire in various years from 2008 to 2027. Under the Internal Revenue Code and similar state provisions, substantial changes in the Company's ownership have resulted in an annual limitation on the amount of net operating loss and tax credit carry-forwards that can be utilized in future years to offset future taxable income. This annual limitation may result in the expiration of net operating losses and tax credit carry-forwards before utilization.

18. Legal Matters

From time to time, the Company is a party to legal proceedings in the course of the Company's business. The Company does not expect any such current legal proceedings to have a material adverse effect on the Company's business or financial condition. Costs associated with the Company's resolution of legal proceedings are expensed as incurred.

19. Net Loss Per Share Data

The Company's basic net loss per share amounts have been computed by dividing net loss by the weighted average number of Common and Class A shares outstanding. Net loss per share is presented on a combined basis, inclusive of Common Stock and Class A Stock outstanding, as each class of stock has equivalent economic rights. In 2007, 2006, and 2005, the Company reported net losses; therefore, no common stock equivalents were included in the computation of diluted net loss per share since such inclusion would have been antidilutive. The calculations of basic and diluted net loss per share are as follows:

	December 31,		
	2007	2006	2005
Net loss (Numerator)	$(105,600)	$(102,337)	$(95,446)
Weighted-average shares, in thousands (Denominator)	66,334	57,970	55,950
Basic and diluted net loss per share	$ (1.59)	$ (1.77)	$ (1.71)

Shares issuable upon the exercise of options, vesting of restricted stock awards, and conversion of convertible debt, which have been excluded from the diluted per share amounts because their effect would have been antidilutive, include the following:

	December 31,		
	2007	2006	2005
Options:			
Weighted average number, in thousands	15,385	14,139	13,299
Weighted average exercise price	$ 15.97	$ 14.41	$ 14.59
Restricted Stock:			
Weighted average number, in thousands	21	23	165
Convertible Debt:			
Weighted average number, in thousands	6,611	6,611	6,611
Conversion price	$ 30.25	$ 30.25	$ 30.25

In connection with the Company's stock option exchange program (see Note 14), on January 5, 2005, eligible employees elected to exchange options with a total of 3,665,819 underlying shares of Common Stock, and the Company issued 1,997,840 replacement options with an exercise price of $8.50 per share.

20. Segment Information

Through 2006, the Company's operations were managed in two business segments: research and development, and contract manufacturing.

Research and development: Includes all activities related to the discovery of pharmaceutical products for the treatment of serious medical conditions, and the development and commercialization of these discoveries. This segment includes revenues and expenses related to activities conducted under research and development agreements (see Note 11) and technology licensing agreements (see Note 12).

Contract manufacturing: Includes all revenues and expenses related to the commercial production of products under contract manufacturing arrangements. During 2006 and 2005, the Company produced a vaccine intermediate for Merck & Co., Inc. under a manufacturing agreement, which expired in October 2006 (see Note 13).

The accounting policies for the segments are the same as those described in Note 2, Summary of Significant Accounting Policies. Due to the expiration of the Company's manufacturing agreement with Merck in October 2006, beginning in 2007, the Company only has a research and development business segment. Therefore, segment information has not been provided for 2007 in the table below.

(Unless otherwise noted, dollars in thousands, except per share data)

The following table presents information about reported segments for the years ended December 31, 2006 and 2005.

	Research & Development	Contract Manufacturing	Reconciling Items	Total
2006				
Revenues	$ 51,136	$12,311	—	$ 63,447
Depreciation and amortization	13,549	—(1)	$ 1,043	14,592
Non-cash compensation expense	18,357	318	(813)(2)	17,862
Interest expense		—	12,043	12,043
Net income (loss)	(111,820)	4,165	5,318(3)	(102,337)
Capital expenditures	3,339	—	—	3,339
Total assets	56,843	3	528,244(4)	585,090
2005				
Revenues	$ 52,447	$13,746	—	$ 66,193
Depreciation and amortization	14,461	—(1)	$ 1,043	15,504
Non-cash compensation expense	21,492	367	—	21,859
Interest expense	—	—	12,046	12,046
Other contract income	30,640	—	—	30,640
Net income (loss)	(97,970)	4,189	(1,665)(3)	(95,446)
Capital expenditures	4,667	—	—	4,667
Total assets	95,645	4,315	323,541(4)	423,501

(1) Depreciation and amortization related to contract manufacturing is capitalized into inventory and included in contract manufacturing expense when the product is shipped.

(2) Represents the cumulative effect of adopting SFAS 123R (see Note 2).

(3) Represents investment income net of interest expense related to convertible notes issued in October 2001 (see Note 10). For the year ended December 31, 2006, also includes the cumulative effect of adopting SFAS 123R (see Note 2).

(4) Includes cash and cash equivalents, marketable securities, restricted cash (where applicable), prepaid expenses and other current assets, and other assets.

21. Unaudited Quarterly Results

Summarized quarterly financial data for the years ended December 31, 2007 and 2006 are set forth in the following tables.

	First Quarter Ended March 31, 2007	Second Quarter Ended June 30, 2007	Third Quarter Ended September 30, 2007	Fourth Quarter Ended December 31, 2007 (1)
	(Unaudited)			
Revenues	$ 15,788	$ 22,195	$ 22,311	$ 64,730
Net loss	(29,917)	(26,774)	(35,838)	(13,071)
Net loss per share, basic and diluted:	$ (0.46)	$ (0.41)	$ (0.54)	$ (0.19)

(Unless otherwise noted, dollars in thousands, except per share data)

	First Quarter Ended March 31, 2006	Second Quarter Ended June 30, 2006	Third Quarter Ended September 30, 2006	Fourth Quarter Ended December 31, 2006
	(Unaudited)			
Revenues	$ 18,219	$ 19,258	$ 15,624	$ 10,346
Net loss before cumulative effect of a change in accounting principle	(21,193)	(23,576)	(27,410)	(30,971)
Net loss	(20,380)	(23,576)	(27,410)	(30,971)
Net loss per share, basic and diluted:				
Net loss before cumulative effect of a change in accounting principle	$ (0.37)	$ (0.41)	$ (0.48)	$ (0.51)
Net loss	$ (0.36)	$ (0.41)	$ (0.48)	$ (0.51)

(1) As described in Note 11, effective in the fourth quarter of 2007, the Company determined the appropriate accounting policy for payments from Bayer HealthCare. As a result, in the fourth quarter of 2007, when the Company commenced recognizing previously deferred payments from Bayer HealthCare and cost-sharing of the Company's and Bayer HealthCare's 2007 VEGF Trap-Eye development expenses, the Company recognized contract research and development revenue from Bayer HealthCare of $35.9 million and additional research and development expense of $10.6 million.

Corporate Directory

Directors

P. Roy Vagelos, M.D.
Chairman of the Board

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

Charles A. Baker
Retired Chairman of the Board,
President and Chief Executive Officer
of The Liposome Company, Inc.

Michael S. Brown, M.D.
Regental Professor,
Department of Molecular Genetics,
The University of Texas
Southwestern Medical Center at Dallas

Alfred G. Gilman, M.D., Ph.D.
Provost and Executive Vice President
for Academic Affairs,
The University of Texas
Dean, Southwestern Medical School

Joseph L. Goldstein, M.D.
Regental Professor and Chairman,
Department of Molecular Genetics,
The University of Texas
Southwestern Medical Center at Dallas

Arthur F. Ryan
Chairman of the Board
and Retired Chief Executive Officer,
Prudential Financial, Inc.

Eric M. Shooter, Ph.D.
Professor Emeritus,
Department of Neurobiology,
Stanford University School of Medicine

George L. Sing
Chief Executive Officer, Stemnion, Inc.
Managing Director, Lancet Capital

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Regeneron Research Laboratories

Senior Management Team

Leonard S. Schleifer, M.D., Ph.D.
President and Chief Executive Officer

George D. Yancopoulos, M.D., Ph.D.
Executive Vice President,
Chief Scientific Officer and President,
Regeneron Research Laboratories

Murray A. Goldberg
Senior Vice President,
Finance and Administration,
Chief Financial Officer, Treasurer
and Assistant Secretary

Stuart Kolinski
Senior Vice President,
General Counsel and Secretary

Peter Powchik, M.D.
Senior Vice President,
Clinical Development

Neil Stahl, Ph.D.
Senior Vice President,
Research and Developmental Sciences

Robert J. Terifay
Senior Vice President,
Commercial

Daniel Van Plew
Senior Vice President
and General Manager,
Industrial Operations and Product Supply

Design: Decarlus Brender / New York City

REGENERON

Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, NY 10591
regeneron.com

END